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Exhibit 99.1

        ARRANGEMENT

involving

HYDROGENICS CORPORATION

NOTICE OF SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

FOR THE JULY 27, 2009
SPECIAL MEETING OF HYDROGENICS SHAREHOLDERS

June 25, 2009

These materials are important and require your immediate attention. They require shareholders of Hydrogenics Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

If you have any questions or require more information with regard to voting your shares of Hydrogenics Corporation, please contact CIBC Mellon Trust Company at 1 (800) 387-0825.

June 25, 2009
Dear shareholder,

        You are invited to attend a special meeting of the shareholders of Hydrogenics Corporation ("Hydrogenics"), which will be held at 10:00 a.m. (Toronto time), on July 27, 2009 at Hydrogenics' head office at 5985 McLaughlin Road, Mississauga, Ontario, Canada.

        On June 11, 2009, we entered into an agreement with the board of trustees of Algonquin Power Income Fund ("Algonquin") and 7188501 Canada Inc. ("New Hydrogenics") to implement a non-dilutive financing transaction (the "Transaction"), which will result in gross proceeds of approximately C$10.8 million, or approximately C$9.3 million net of transaction related expenses. The Transaction will involve (i) a plan of arrangement (the "Arrangement") among Hydrogenics and its wholly- owned subsidiaries, Stuart Energy Systems Corporation ("Stuart Energy"), Hydrogenics Test Systems Inc. ("Test Systems") and New Hydrogenics, and (ii) a take-over bid pursuant to which Hydrogenics will make offers (the "Offers") to acquire all of the issued and outstanding units and convertible debentures of Algonquin. At the meeting, we will ask you to approve the Arrangement.

        Pursuant to the Arrangement, Hydrogenics, Stuart Energy and Test Systems will transfer substantially all their respective assets and liabilities, to New Hydrogenics. New Hydrogenics will have substantially all of the same assets, liabilities, directors, management and employees as Hydrogenics, Stuart Energy and Test Systems have currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics. Pursuant to the Offers, Hydrogenics will offer to acquire from unitholders of Algonquin their units of Algonquin in exchange for shares of a new class of common shares of Hydrogenics ("New Common Shares") on a one-for-one basis, and debentureholders of Algonquin will be offered to exchange their convertible debentures for convertible debentures of old Hydrogenics or New Common Shares, which will result in, among other things, current securityholders of Algonquin who accept the Offers becoming shareholders or debentureholders of old Hydrogenics (to be called Algonquin Power Inc. ("New Algonquin")) and Algonquin becoming a subsidiary entity of New Algonquin.

        Upon completion of the Transaction:

  •
  New Hydrogenics will be renamed "Hydrogenics Corporation" and will assume Hydrogenics' current listings on the Toronto Stock Exchange (the "TSX") under the symbol "HYG" and on the Nasdaq Global Select Market under the symbol "HYGS";

  •
  current shareholders of Hydrogenics will become shareholders of New Hydrogenics (based on an exchange ratio of one Hydrogenics common share for one New Hydrogenics common share), and New Hydrogenics will carry on the same business that Hydrogenics currently carries on;

  •
  current holders of stock options, restricted share units and deferred share units of Hydrogenics will hold stock options, restricted share units and deferred share units of New Hydrogenics with substantially the same rights;

  •
  old Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature of any kind whatsoever with respect to the assets and liabilities transferred to New Hydrogenics;

  •
  all actions, causes of action, claims or proceedings only with respect to or in connection with the Arrangement, based on or in any way relating to the Hydrogenics shares, restricted share units, deferred share units, stock options and the assets and liabilities transferred to New Hydrogenics will be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement;

  •
  old Hydrogenics will be renamed "Algonquin Power Inc." and will be listed on the TSX; and

  •
  current securityholders of Algonquin who accept the Offers will become shareholders or debentureholders of New Algonquin.

        The key benefits New Hydrogenics will derive from the Transaction include the cash payment of approximately C$10.8 million which, net of transaction related expenses, will increase New Hydrogenics' cash reserves and working capital by approximately C$9.3 million, without a dilutive impact on Hydrogenics shareholders.

        The Transaction will only be completed if a special resolution (the "Arrangement Resolution") is approved by shareholders, such resolution requiring the approval of at least 66 2/3% of the votes cast by shareholders, voting in person or by proxy at the meeting. Based on the benefits described above and other factors, including an opinion delivered by the financial advisors to the Board of Directors to the effect that the consideration to be received in connection with the Transaction is fair, from a financial point of view, to shareholders, the Board of Directors has unanimously approved the Transaction and unanimously recommends that shareholders vote FOR the Arrangement Resolution. Following the meeting, we will seek approval of the Transaction from the Ontario Superior Court of Justice. The court will not approve the Transaction unless it determines, among other matters, that the Transaction is fair and reasonable.

        The Transaction is an important matter affecting the future of Hydrogenics, and it is important that your shares be represented at the meeting. Regardless of whether you plan to attend the meeting, please complete the enclosed form of proxy and return it in the manner described to ensure that you are represented at the meeting.

        The accompanying Notice of Special Meeting and Management Proxy Circular provide a full description of the Transaction and the meeting and include certain other information to assist you in considering how to vote. Please carefully review the enclosed materials and participate at the meeting by voting your shares.

        On behalf of Hydrogenics, we thank you in advance for your continued support.

Sincerely,

Norman M. Seagram Chair of the Board of Directors	Daryl Wilson President & Chief Executive Officer

 NOTICE OF SPECIAL MEETING

        A special meeting (the "Meeting") of the holders of common shares (the "Hydrogenics Shareholders") of Hydrogenics Corporation ("Hydrogenics") will be held at 10:00 a.m. (Toronto time), on July 27, 2009 at Hydrogenics' head office at 5985 McLaughlin Road, Mississauga, Ontario, Canada.

        The business of the Meeting is for Hydrogenics Shareholders to consider, pursuant to an order of the Ontario Superior Court of Justice dated June 25, 2009 and, if deemed advisable, to pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving Hydrogenics and its wholly-owned subsidiaries, Stuart Energy Systems Corporation, Hydrogenics Test Systems Inc. and 7188501 Canada Inc., all as more particularly set forth and described in Appendix "A" to the accompanying management proxy circular of Hydrogenics (the "Proxy Circular").

        In addition, Hydrogenics Shareholders will be asked to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

        The Proxy Circular and form of proxy accompany this Notice of Special Meeting. Reference is made to the Proxy Circular for details of the matters to be considered at the Meeting, including the full text of the Arrangement Resolution.

        Registered shareholders unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy for the shares they own to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by fax to (416) 368-2502. Proxies must be received by no later than 5:00 p.m. (Toronto time) on July 23, 2009 or, if the Meeting is adjourned or postponed, 5:00 p.m. (Toronto time) on the business day before any adjourned or postponed Meeting is reconvened or held, as the case may be. The time limit for the deposit of proxies may be waived by the Board of Directors at its discretion without notice. If you require assistance in completing your proxy, please call CIBC Mellon Trust Company at 1-800-387-0825.

        Non-registered beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary to vote their shares.

By the order of the Board of Directors,

Lawrence Davis
Chief Financial Officer and Corporate Secretary
Mississauga, June 25, 2009

i

 MANAGEMENT PROXY CIRCULAR

        The Board of Directors is delivering this Proxy Circular to you in connection with the solicitation of proxies by the management of Hydrogenics for use at the special meeting of Hydrogenics Shareholders to be held on July 27, 2009 and any adjournment or postponement thereof (the "Meeting"). The accompanying form of proxy is for use at the Meeting and for the purposes set forth in the accompanying Notice of Special Meeting. All capitalized terms used in this Proxy Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms" beginning at page 50 of this Proxy Circular. Unless otherwise noted, the information provided in this Proxy Circular is given as at June 25, 2009.

        On June 11, 2009, we entered into an agreement with the Algonquin Board and New Hydrogenics, which will result in a non-dilutive financing (the "Transaction") to Hydrogenics with gross proceeds of approximately C$10.8 million, or approximately C$9.3 million net of transaction related expenses. The Transaction will involve (i) an arrangement (the "Arrangement") among Hydrogenics and its wholly-owned subsidiaries, Stuart Energy, Test Systems and New Hydrogenics, and (ii) a take-over bid pursuant to which, among other things, Hydrogenics will make offers (the "Offers") to acquire all of the issued and outstanding units and convertible debentures of Algonquin. The principal purpose of the Meeting is to seek the approval of Hydrogenics Shareholders of the Arrangement.

        Pursuant to the Arrangement, Hydrogenics, Stuart Energy and Test Systems will transfer substantially all their respective assets and liabilities, to New Hydrogenics. New Hydrogenics will have substantially all of the same assets, liabilities, directors, management and employees as Hydrogenics, Stuart Energy and Test Systems have currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics. Pursuant to the Offers, Hydrogenics will offer to acquire from unitholders of Algonquin their units of Algonquin in exchange for shares of a new class of common shares of Hydrogenics ("New Common Shares") on a one-for-one basis, and debentureholders of Algonquin will be offered to exchange their convertible debentures for convertible debentures of old Hydrogenics or New Common Shares, which will result in, among other things, current securityholders of Algonquin who accept the Offers becoming shareholders or debentureholders of old Hydrogenics (to be called Algonquin Power Inc. ("New Algonquin")) and Algonquin becoming a subsidiary entity of New Algonquin.

        Upon completion of the Transaction:

  •
  New Hydrogenics will be renamed "Hydrogenics Corporation" and will assume Hydrogenics' current listings on the TSX under the symbol "HYG" and on Nasdaq under the symbol "HYGS";

  •
  current shareholders of Hydrogenics will become shareholders of New Hydrogenics (based on an exchange ratio of one Hydrogenics common share for one New Hydrogenics common share), and New Hydrogenics will carry on the same business that Hydrogenics currently carries on;

  •
  current holders of Hydrogenics Options, Hydrogenics RSUs and Hydrogenics DSUs will hold stock options, restricted share units and deferred share units of New Hydrogenics with substantially the same rights;

  •
  old Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature of any kind whatsoever with respect to the Divested Assets and Assumed Liabilities;

  •
  all actions, causes of action, claims or proceedings only with respect to or in connection with the Plan of Arrangement, based on or in any way relating to the Hydrogenics Shares, the Hydrogenics RSUs, the Hydrogenics DSUs, the Hydrogenics Options, the Divested Assets and the Assumed Liabilities will be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement;

  •
  old Hydrogenics will be renamed "Algonquin Power Inc." and will be listed on the TSX; and

  •
  current securityholders of Algonquin who accept the Offers will become shareholders or debentureholders of New Algonquin.

        This Proxy Circular and a form of proxy will be mailed on or about July 3, 2009 to Hydrogenics Shareholders of record on June 23, 2009.

        This Proxy Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Proxy Circular nor any distribution of the securities referred to in this Proxy Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Proxy Circular.

        The information concerning Algonquin contained in this Proxy Circular has been provided by management of Algonquin. Although Hydrogenics has no knowledge that would indicate that any of such information is untrue or incomplete, Hydrogenics does not assume any responsibility for the accuracy or completeness of such information or the failure by Algonquin to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to Hydrogenics.

        All summaries of, and references to, the Arrangement, the Support Agreement, the Expense Reimbursement Agreement, the Guarantees and the Indemnity Agreement in this Proxy Circular are qualified in their entirety by reference, in the case of the Arrangement, to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix "F" to this Proxy Circular, and in the case of the Support Agreement, the Expense Reimbursement Agreement, the Guarantees and the Indemnity Agreement, to the complete text of such agreements, or form of such agreement, which are incorporated by reference in this Proxy Circular and are available on SEDAR at www.sedar.com. Hydrogenics Shareholders are urged to carefully read the full text of the Plan of Arrangement, the Support Agreement, the Expense Reimbursement Agreement, the Guarantees and the Indemnity Agreement.

        No person has been authorized to give any information or make any representation in connection with the matters proposed to be considered at the Meeting other than those contained in or incorporated by reference into this Proxy Circular and, if any other information has been given or any other representation has been made, any such information or representation must not be relied upon as having been authorized.

        Hydrogenics Shareholders should not construe the contents of this Proxy Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

Additional Information And Where To Find It

        This communication is being made in respect of the proposed take-over bid by Hydrogenics to the security holders of Algonquin. In connection with the proposed transaction, Hydrogenics will prepare a registration statement on Form F-4, containing a take-over bid circular/prospectus to be filed with the SEC. Each of Algonquin and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin's security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, or from the office of Hydrogenics' Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

Notice to United States Hydrogenics Shareholders

        The New Hydrogenics Shares to be issued to Hydrogenics Shareholders under the Arrangement have not been registered under the U.S. Securities Act, or the securities laws of any state of the United States. Such securities are being issued in reliance on the exemption from registration requirements set forth in section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States. The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of the New Hydrogenics Shares issued pursuant to the Arrangement is an "affiliate" of New Hydrogenics after the Effective Time or an affiliate of Hydrogenics or New Hydrogenics within 90 days before the Effective Time. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually, this includes the directors, executive officers and major shareholders of the issuer. See "The Arrangement — U.S. Securities Laws Considerations".

        This solicitation of proxies is not subject to the requirements of section 14(a) of the U.S. Exchange Act. Instead, such solicitation is made in the United States with respect to securities of a Canadian "foreign private issuer", as such term is defined in Rule 405 promulgated under the U.S. Securities Act, in accordance with Canadian corporate and securities laws and this Proxy Circular has been prepared in accordance with disclosure requirements applicable in Canada. Hydrogenics Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

        The historical financial information for Hydrogenics and the pro-forma financial information for New Hydrogenics included or incorporated by reference in this Proxy Circular have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP in certain respects, and thus are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP. The audited consolidated financial statements for Hydrogenics for the financial year ended December 31, 2008 incorporated by reference herein contain a reconciliation to U.S. GAAP at Note 23 to the financial statements. The unaudited consolidated financial statements for Hydrogenics as at and for the three months ended March 31, 2009 incorporated by reference herein contain a reconciliation to U.S. GAAP at Note 12 to the financial statements.

        The unaudited pro-forma financial information included in this Proxy Circular has been presented in accordance with guidance set out in applicable Canadian securities laws and using the Canadian GAAP accounting policies of Hydrogenics. The unaudited pro-forma financial information does not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the SEC.

        Enforcement by Hydrogenics Shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each party to the Arrangement is organized under the laws of a jurisdiction other than the United States, that some or all of their officers and directors are residents of countries other than the United States and that some or all of the experts named in this Proxy Circular are residents of Canada.

        United States shareholders of Hydrogenics should be aware that the Arrangement may have tax consequences both in the United States and in Canada. Such consequences for Hydrogenics Shareholders who are residents in, or citizens of, the United States may not be fully described herein. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

        THE NEW HYDROGENICS SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Forward-Looking Statements

        Certain information in this Proxy Circular is "forward-looking information", which reflects expectations regarding future events, business outlook and anticipated financial performance. In this Proxy Circular, the words "project", "believe", "anticipate", "intend", "expect", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are often, but not always, used to identify forward-looking information. Such statements reflect our current views with respect to future events based on currently available information. Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this Proxy Circular contains forward-looking information pertaining to the completion of the Transaction.

        A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, all the factors discussed under the heading "The Arrangement — Risk Factors" and in our annual information form under the heading "Risk Factors". Our ability to successfully execute our business plan, which includes an increase in revenue, obtaining additional funding from potential investors or through non-traditional sources of financing and actively managing our liquidity, will have a direct impact on our business, results of operations and financial condition, and if we are not successful will exacerbate other risks and uncertainties. In addition, the failure to maintain the listing requirements of Nasdaq could adversely affect our common share price and ability to raise additional funds. Although the forward-looking information contained in this Proxy Circular is based upon what we believe are reasonable assumptions, Hydrogenics cannot assure Hydrogenics Shareholders that actual results will be consistent with this forward-looking information. If the assumptions underlying this forward-looking information prove incorrect or if some of the risks or uncertainties materialize, actual results may vary materially from those described in this Proxy Circular as intended, planned, estimated or expected. The forward-looking statements contained in this Proxy Circular speak only as of the date of this Proxy Circular, and Hydrogenics assumes no obligation to update or revise it to reflect new events or circumstances, except as required by applicable law.

Documents Incorporated By Reference

        The following documents filed with the various securities commissions or similar regulatory authorities in all of the provinces of Canada and the SEC are specifically incorporated by reference in and form an integral part of this Proxy Circular:

  •
  our annual information form dated March 24, 2009;

  •
  our management proxy circular dated March 24, 2009 (the "2009 Proxy Circular");

  •
  our annual comparative consolidated financial statements as at December 31, 2008, together with the auditors' report thereon and management's discussion and analysis ("MD&A") filed in connection with those annual consolidated financial statements;

  •
  our interim comparative consolidated financial statements as at and for the three months ended March 31, 2009, together with MD&A filed in connection with those interim consolidated financial statements;

  •
  the Support Agreement (filed as a material document on June 15, 2009);

  •
  the Expense Reimbursement Agreement (filed as a material document on June 15, 2009);

  •
  the APMI Guarantee (filed as a material document on June 15, 2009);

  •
  the APIF Guarantee (filed as a material document on June 15, 2009); and

  •
  our material change report dated June 15, 2009 in connection with the Transaction described in this Proxy Circular.

        All documents (or amendments to such documents) of the type referred to above (other than confidential material change reports) filed by Hydrogenics with any securities commission or similar regulatory authority in

Canada or the SEC after the date of this Proxy Circular and prior to the completion of the Transaction shall be deemed to be incorporated by reference in and form an integral part of this Proxy Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this Proxy Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

        The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Circular.

Canadian/U.S. Exchange Rate

        Unless otherwise noted, all references in this Proxy Circular to monetary amounts are expressed in United States dollars and "$" means United States dollars. References to "C$" means Canadian dollars. On June 25, 2009, the exchange rate for one Canadian dollar expressed in U.S. dollars based on the noon spot rate of the Bank of Canada was $0.8635.

 SUMMARY

        This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Special Meeting and this Proxy Circular, including the Appendices which are incorporated into and form part of this Proxy Circular. Terms with initial capital letters in this Summary are defined in the Glossary of Terms beginning at page 50 of this Proxy Circular.

The Meeting

        The Meeting will be held at 10:00 a.m. (Toronto time), on July 27, 2009 at Hydrogenics' head office at 5985 McLaughlin Road, Mississauga, Ontario, Canada. The principal purpose of the Meeting is to consider and vote on the Arrangement Resolution and to conduct such other business as may properly come before the Meeting.

The Transaction

        The Transaction will involve (i) the Arrangement, to be implemented by way of the Plan of Arrangement under section 192 of the CBCA and (ii) the Offers. The purpose of the Transaction is to enable Hydrogenics to complete a non-dilutive financing with gross proceeds of approximately C$10.8 million or approximately C$9.3 million net of transaction related expenses.

        Pursuant to the Arrangement, Hydrogenics, Stuart Energy and Test Systems will transfer substantially all their respective assets and liabilities, to New Hydrogenics. New Hydrogenics will have substantially all of the same assets, liabilities, directors, management and employees as Hydrogenics, Stuart Energy and Test Systems have currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics. Pursuant to the Offers, Hydrogenics will offer to acquire from unitholders of Algonquin their units of Algonquin in exchange for New Common Shares on a one-for-one basis, and debentureholders of Algonquin will be offered to exchange their convertible debentures for convertible debentures of old Hydrogenics or New Common Shares, which will result in, among other things, current securityholders of Algonquin who accept the Offers becoming shareholders or debentureholders of old Hydrogenics (to be called Algonquin Power Inc. ("New Algonquin")) and Algonquin becoming a subsidiary entity of New Algonquin.

Recommendation of the Board of Directors

        The Board of Directors has carefully considered the Transaction and has determined that the terms of the Transaction are in the best interests of Hydrogenics and Hydrogenics Shareholders, as a whole, and are fair, from a financial point of view, to Hydrogenics Shareholders. As such, the Board of Directors has unanimously approved the Transaction and authorized the submission of the Arrangement to Hydrogenics Shareholders for approval. Accordingly, the Board of Directors unanimously recommends that Hydrogenics Shareholders vote FOR the Arrangement Resolution. See "The Transaction — Recommendation of the Board of Directors".

Reasons for the Transaction

        The Board of Directors has reviewed and considered the Transaction with the benefit of advice from the management of Hydrogenics and Hydrogenics' legal and financial advisors. The Board of Directors has considered a number of factors in concluding that the terms of the Transaction are in the best interests of Hydrogenics and Hydrogenics Shareholders, as a whole, and are fair, from a financial point of view, to Hydrogenics Shareholders, including the following:

  •
  Extensive Review Process.  In spring 2008, management engaged a number of financial advisors to explore potential financing opportunities that might be available to Hydrogenics. These financial advisors contacted numerous institutional investors, private equity and venture capital firms; however, Hydrogenics was unable to complete a financing transaction on satisfactory terms due to, in part, the deteriorating market conditions in 2008. From December 2008 through April 2009, Hydrogenics, with the assistance of its financial advisor, Genuity Capital Markets ("Genuity"), conducted an extensive solicitation process, which included a broad canvass of more than 50 potential parties for a non-dilutive financing transaction, of which a number signed a confidentiality and standstill agreement and received access to confidential information from Hydrogenics. Following this process, the Board of Directors concluded that the Transaction represented the best alternative available for Hydrogenics and Hydrogenics Shareholders.

  •
  Non-Dilutive Financing.  Following the Transaction, Hydrogenics Shareholders will hold 100% of the New Hydrogenics Shares, and New Hydrogenics will carry on the same business that Hydrogenics carried on prior to completion of the Arrangement, but with additional net cash of approximately C$9.3 million, without any dilution to Hydrogenics Shareholders.

  •
  Fairness Opinion.  The Fairness Opinion, dated June 11, 2009, was presented to the Board of Directors as to the fairness, from a financial point of view, as of the date of the opinion and based on and subject to the matters described in such opinion, of the consideration to be received in connection with the Transaction. It is recommended that you read the Fairness Opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

  •
  Shareholder Approval.  The Transaction will not proceed unless the Arrangement Resolution receives a favorable vote of at least 66 2/3% of the votes cast at the Meeting by Hydrogenics Shareholders.

  •
  Court Approval.  The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Hydrogenics Shareholders.

  •
  Ability to Access Capital.  Hydrogenics had experienced difficulty in finding the additional capital required for funding the ongoing development of products on terms that would not be dilutive to Hydrogenics Shareholders.

  •
  Hydrogenics' Financial Condition and Prospects.  Substantial historical and current information concerning Hydrogenics' businesses, markets, financial performance, prospects, cash utilization, operations, technologies and intellectual property, plus well developed marketing, financial and operating plans.

  •
  Management Views.  Management's carefully considered views about Hydrogenics' anticipated financial condition, results of operations and business both with and without giving effect to the Transaction.

  •
  Reasonableness of the Support Agreement and Related Transaction Documents.  The terms and conditions of the Support Agreement and related transaction documents, that were the result of arm's-length negotiations between the Parties, were reviewed by the Board of Directors in consultation with its financial and legal advisors. The Board of Directors determined that the terms and conditions of the Support Agreement and related transaction documents were fair and reasonable in the circumstances.

        See "The Transaction — Reasons for the Transaction".

Fairness Opinion

        Hydrogenics retained Genuity as its financial advisor in connection with the Transaction. Hydrogenics separately engaged Genuity to evaluate the fairness, from a financial point of view, of the consideration to be received in connection with the Transaction. On June 11, 2009, at a meeting of the Board of Directors held to evaluate the Transaction, Genuity rendered to the Board of Directors an oral opinion, which was confirmed by delivery of a written opinion, dated June 11, 2009, to the effect that, as of that date and based on and subject to matters described in its opinion, the consideration to be received in connection with the Transaction, is fair, from a financial point of view, to Hydrogenics Shareholders.

        The full text of the Fairness Opinion, which describes, among other things, the scope of review and the assumptions, limitations and procedures followed and the matters considered, is attached as

Appendix "C". The Fairness Opinion was provided to the Board of Directors in connection with and for purposes of its evaluation of the consideration to be received in connection with the Transaction from a financial point of view, and does not address any other aspects or implications of the Transaction or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with, or otherwise contemplated by, the Transaction. The Fairness Opinion is not to be construed as a recommendation to any Hydrogenics Shareholder as to how such shareholder should vote with respect to the Arrangement Resolution. The Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to Hydrogenics, nor does it address the underlying business decision to implement the Transaction. In considering fairness, from a financial point of view, Genuity considered the Transaction from the perspective of Hydrogenics Shareholders generally and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations. Hydrogenics Shareholders are encouraged to read the Fairness Opinion carefully in its entirety. See "The Transaction — Fairness Opinion".

Hydrogenics Shareholder Approval Required for the Arrangement

        Approval of the Arrangement Resolution will require the affirmative vote of at least 66 2/3% of the votes cast by Hydrogenics Shareholders present in person or represented by proxy at the Meeting in order for Hydrogenics to seek the Final Order and implement the Transaction. See "The Arrangement — Required Approvals — Hydrogenics Shareholder Approval".

Support Agreement

        In connection with the Transaction, Hydrogenics, New Hydrogenics and the Algonquin Board have entered into the Support Agreement pursuant to which, and subject to the conditions set forth therein, Hydrogenics agreed to make, and the Algonquin Board agreed to support, the Offers, and Hydrogenics agreed to complete the Arrangement. The Support Agreement contains covenants, representations and warranties of and from each of Hydrogenics, New Hydrogenics and the Algonquin Board and various conditions precedent, both mutual and with respect to each party. See "Support Agreement".

Expense Reimbursement Agreement

        Hydrogenics, New Hydrogenics and APMI have entered into the Expense Reimbursement Agreement pursuant to which, among other things, Hydrogenics and APMI agree (i) to reimburse each other's expenses in connection with the Transaction to a maximum amount of C$500,000 if the Support Agreement is terminated in certain circumstances and (ii) to pay each other a termination fee of C$1,000,000 if the Support Agreement is terminated in certain circumstances. See "Expense Reimbursement Agreement".

Guarantees

        In connection with the Support Agreement, Hydrogenics, New Hydrogenics and APMI have entered into the APMI Guarantee pursuant to which APMI has agreed to unconditionally and irrevocably guarantee the obligations of the Algonquin Board under the Support Agreement.

        In connection with the Expense Reimbursement Agreement and the APMI Guarantee, Hydrogenics, New Hydrogenics, APMI and Algonquin have entered into the Algonquin Guarantee pursuant to which Algonquin has agreed to unconditionally and irrevocably guarantee the obligations of APMI under the Expense Reimbursement Agreement and the APMI Guarantee. See "Guarantees".

Indemnity Agreement

        New Algonquin and New Hydrogenics will enter into the Indemnity Agreement on or before the Effective Time. The Indemnity Agreement is primarily designed to provide New Algonquin with indemnification from New Hydrogenics, the resulting entity that will carry on the business previously carried on by Hydrogenics, for claims relating to New Hydrogenics' business that are brought against New Algonquin in the future. See "Indemnity Agreement".

Divestiture Agreement

        Under the terms of the Divestiture Agreement, and the Plan of Arrangement, New Hydrogenics will acquire from Hydrogenics, Stuart Energy and Test Systems, all of the Divested Assets and will pay, assume, discharge, perform and fulfill, as the case may be, all the Assumed Liabilities. See "Divestiture Agreement".

The Arrangement

Arrangement Mechanics

        The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix "F" to this Proxy Circular. The Arrangement will be completed on the Effective Time, subject to the satisfaction or waiver of certain of the conditions to completion. Commencing at the Effective Time, the following transactions will occur and will be deemed to occur:

  1.
  Hydrogenics shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Hydrogenics Divested Assets to New Hydrogenics and, as consideration for the Hydrogenics Divested Assets, New Hydrogenics shall assume the Assumed Liabilities in respect of Hydrogenics and issue to Hydrogenics fully paid New Hydrogenics Shares with a market value equal to the fair market value of the Hydrogenics Divested Assets less the amount of the Assumed Liabilities in respect of Hydrogenics, all on the terms and conditions set forth in the Divestiture Agreement;

  2.
  Stuart Energy shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Stuart Energy Divested Assets to New Hydrogenics and, as consideration for the Stuart Energy Divested Assets, New Hydrogenics shall assume the Assumed Liabilities in respect of Stuart Energy and issue to Stuart Energy fully paid New Hydrogenics Shares with a fair market value equal to the fair market value of the Stuart Energy Divested Assets less the amount of the Assumed Liabilities in respect of Stuart Energy, all on the terms and conditions set forth in the Divestiture Agreement;

  3.
  Test Systems shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Test Systems Divested Assets to New Hydrogenics and, as consideration for the Test Systems Divested Assets, New Hydrogenics shall assume the Assumed Liabilities in respect of Test Systems and issue to Test Systems fully paid New Hydrogenics Shares with a fair market value equal to the fair market value of the Test Systems Divested Assets less the amount of the Assumed Liabilities in respect of Test Systems, all on the terms and conditions set forth in the Divestiture Agreement;

  4.
  Stuart Energy shall distribute all of its New Hydrogenics Shares to Hydrogenics as a return of capital;

  5.
  Test Systems shall distribute all of its New Hydrogenics Shares to Hydrogenics as a partial repayment of the indebtedness owing to Hydrogenics in an amount equal to the fair market value of such New Hydrogenics Shares;

  6.
  Hydrogenics shall issue Hydrogenics Note 1, Hydrogenics Note 2 and Hydrogenics Note 3 to New Hydrogenics as contributions to the capital of New Hydrogenics;

  7.
  New Hydrogenics shall adopt and be deemed to have adopted and implemented the New Hydrogenics RSUP;

  8.
  the Hydrogenics RSUP shall be terminated and cancelled and each Hydrogenics RSU shall be terminated and cancelled in exchange for one New Hydrogenics RSU, the value of which is based on one New Hydrogenics Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics RSU;

  9.
  New Hydrogenics shall adopt and be deemed to have adopted and implemented the New Hydrogenics DSUP;

  10.
  the Hydrogenics DSUP shall be terminated and cancelled and each Hydrogenics DSU shall be terminated and cancelled in exchange for one New Hydrogenics DSU, the value of which is based on one New Hydrogenics Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics DSU;

  11.
  New Hydrogenics shall adopt and be deemed to have adopted and implemented the New Hydrogenics Option Plan;

  12.
  the Hydrogenics Option Plan shall be terminated and cancelled and each Hydrogenics Option to acquire one Hydrogenics Share shall be terminated and cancelled in exchange for one New Hydrogenics Option, as the sole consideration, at an exercise price per New Hydrogenics Share equal to the exercise price per Hydrogenics Share under the Hydrogenics Option so terminated and cancelled and having the same vesting date and expiry date as the Hydrogenics Option so terminated and cancelled, and the New Hydrogenics Options so granted shall be otherwise deemed to have been granted under, and be subject to, the terms and conditions of the New Hydrogenics Option Plan;

  13.
  the authorized capital of Hydrogenics will be altered to (i) amend the Hydrogenics Shares to make each Hydrogenics Share redeemable at the option of Hydrogenics in consideration for one New Hydrogenics Share, and (ii) authorize the New Common Shares;

  14.
  immediately following compulsory acquisition of the units of Algonquin pursuant to the Algonquin Declaration of Trust, as amended, each outstanding Hydrogenics Share will be transferred to Hydrogenics for redemption in exchange for one New Hydrogenics Share;

  15.
  Hydrogenics, Stuart Energy and Test Systems will change their names to "Algonquin Power Inc.", "Algonquin Energy Systems Corporation" and "Algonquin Test Systems Inc.", respectively;

  16.
  New Hydrogenics will change its name to "Hydrogenics Corporation";

  17.
  the number of directors of old Hydrogenics shall be reduced from seven to three, and the incumbent directors of Hydrogenics shall, and shall be deemed to, have resigned and be replaced, as directors, by the trustees of Algonquin;

  18.
  the number of directors of New Hydrogenics shall be increased from three to seven, and the resigning directors of old Hydrogenics shall, and shall be deemed to, be the directors of New Hydrogenics;

  19.
  the initial auditors of New Hydrogenics will be PricewaterhouseCoopers LLP;

  20.
  the auditors of old Hydrogenics will be KPMG LLP; and

  21.
  Old Hydrogenics will pay to New Hydrogenics C$10,813,084 in full satisfaction of Hydrogenics Note 1.

Effect of the Arrangement

        Upon completion of the Arrangement, Hydrogenics Shareholders will be the holders of all issued and outstanding New Hydrogenics Shares and New Hydrogenics will be the holder of the assets (including the associated contractual obligations and liabilities) formerly owned by Hydrogenics, Stuart Energy and Test Systems and will carry on the business previously carried on by Hydrogenics, with additional net cash of approximately C$9.3 million.

        New Hydrogenics will assume and be bound by and observe, carry out, perform, fulfill and pay all of the outstanding covenants, conditions, obligations and liabilities of each of Hydrogenics, Stuart Energy and Test Systems, including those contained in the contracts to which each is a party (other than with respect to certain excluded liabilities, including the Offer Documents, the Depositary Agreement, the Hydrogenics Trust Indenture, the Support Agreement, the Expense Reimbursement and the Guarantees). In addition, New Hydrogenics will offer employment to each of Hydrogenics' employees on terms and conditions of employment which are identical to those governing such employees' employment with Hydrogenics as in effect immediately prior to completion of the Transaction. Furthermore, New Hydrogenics will, going forward, fully indemnify and save old Hydrogenics, Stuart Energy, Test Systems and their respective directors, officers and employees harmless from and against all liabilities, losses, costs, expenses, claims and damages (including legal costs), to which any of them may be subject in relation to, among other things, the assets and the business carried out by old Hydrogenics, Stuart Energy and Test Systems prior to the Effective Time and by New Hydrogenics, other than with respect to the Offer Documents, the Depositary Agreement, the Hydrogenics Trust Indenture and any securities issued thereunder.

        As a result of the Divestiture Agreement and Plan of Arrangement, each of Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature of any kind whatsoever with respect to the Divested Assets and Assumed Liabilities. In addition, all actions, causes of action, claims or proceedings only with respect to or in connection with the Plan of Arrangement, based on or in any way relating to the Hydrogenics Shares, the Hydrogenics RSUs, the Hydrogenics DSUs, the Hydrogenics Options, the Divested Assets and the Assumed Liabilities will be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement. See "Effect of the Arrangement".

Required Approvals

        The obligations of Hydrogenics to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective, including the following required approvals.

Hydrogenics Shareholders Approval

        The Interim Order provides that the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by Hydrogenics Shareholders, present in person or represented by proxy at the Meeting. Each Hydrogenics Shareholder shall be entitled to one vote for each Hydrogenics Share held by such shareholder.

Court Approval

        The CBCA requires that the Arrangement receives Court approval. On June 25, 2009, Hydrogenics obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order included in Appendix "B" attached hereto.

        Subject to the approval of the Arrangement Resolution at the Meeting, in the manner required by the Interim Order, and the satisfaction or waiver of other conditions to completion of the Transaction, Hydrogenics will apply to the Court for the Final Order. See "The Arrangement — Procedure for the Arrangement to Become Effective" and "The Arrangement — Required Approvals — Court Approval".

Amendment Resolution

        The Amendment Resolution must be approved by at least 66 2/3% of the votes cast by Algonquin unitholders, present in person or represented by proxy at the Algonquin Meeting. The Amendment Resolution provides that (i) the threshold for completing a compulsory acquisition under the Unit Offer is 66 2/3% of the number of Algonquin units represented by holders thereof, in person or proxy, at the Algonquin Meeting and (ii) such compulsory acquisition shall be deemed to be completed at the Effective Time.

Minimum Tender Condition

        The Unit Offer must be accepted by holders of Algonquin units holding 66 2/3% of the number of Algonquin units represented, in person or by proxy, at the Algonquin Meeting.

Stock Exchange Listings

        The Hydrogenics Shares are listed and posted for trading on the TSX under the symbol "HYG" and on Nasdaq under the symbol "HYGS". On June 11, 2009, being the last trading day prior to the date of announcement of the Transaction, the closing price of the Hydrogenics Shares on the TSX was C$0.78 per Hydrogenics Share and on Nasdaq was $0.72 per Hydrogenics Share, and on June 25, 2009 was C$0.57 and $0.55, respectively.

        Hydrogenics has made an application to list the New Hydrogenics Shares on the TSX. The TSX has conditionally approved the listing of the New Hydrogenics Shares on the TSX under the symbol "HYG", which approval is subject to the realization of certain conditions, including (i) Hydrogenics Shareholders approving the Arrangement at the Meeting, (ii) the closing of the Arrangement, (iii) the filing of all documents required by the TSX and payment of the fees required pursuant to the policies of the TSX, and (iv) New Hydrogenics meeting the continued listing requirements of the TSX.

        Hydrogenics has notified Nasdaq of the substitution listing of the New Hydrogenics Shares for the Hydrogenics Shares on Nasdaq upon completion of the Arrangement. The New Hydrogenics Shares will trade on Nasdaq under the symbol "HYGS". Nasdaq's acceptance of the substitution listing of the New Hydrogenics Shares for the Hydrogenics Shares is subject to receipt by Nasdaq of all forms and documents, and the payment of all fees, required by Nasdaq, as well as compliance by New Hydrogenics with the continued listing requirements of Nasdaq.

        New Hydrogenics expects that it will be able to satisfy all of the requirements of the TSX and Nasdaq relating to the listing of the New Hydrogenics Shares prior to or upon completion of the Arrangement.

Timing

        If the Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions of the Arrangement are satisfied or waived, Hydrogenics will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained in form and substance satisfactory to Hydrogenics, and all other conditions to completion are satisfied or waived, including with respect to the Offers, Hydrogenics expects the Effective Date of the Arrangement to occur in early September, 2009.

Certificates representing New Hydrogenics Shares

        Upon the Arrangement becoming effective, the existing certificates for Hydrogenics Shares will represent New Hydrogenics Shares. Hydrogenics Shareholders do not need to take any action to replace the certificates representing their Hydrogenics Shares for certificates representing New Hydrogenics Shares.

Risk Factors

        In connection with the Arrangement, Hydrogenics Shareholders should be aware that there are various risk factors relating to the Arrangement, including:

  •
  the possibility that no active post-Arrangement market for trading of the New Hydrogenics Shares will develop or be maintained;

  •
  the lack of assurance that New Hydrogenics will continue to meet the continued listing requirements of the TSX and Nasdaq;

  •
  the failure to complete the Offers (which is conditional on, among other things, approval of the Amendment Resolution and satisfaction of the Minimum Tender Condition);

  •
  the possibility of delay or failure in obtaining regulatory approvals; and

  •
  the risks relating to Hydrogenics' business which are set forth in Hydrogenics' annual information form and MD&A which are incorporated by reference.

        Hydrogenics Shareholders should carefully consider these risk factors, together with other information included in this Proxy Circular. See "The Arrangement — Risk Factors".

Dissent Rights

        Hydrogenics Shareholders do not have the right to dissent from the Arrangement Resolution.

The Offers

Description of the Offers

        The Offers provide that Hydrogenics will offer New Common Shares to Algonquin unitholders in exchange for their units of Algonquin, on a one-for-one basis. Debentureholders of Algonquin will also be offered to exchange their convertible debentures for New Common Shares or convertible debentures of Hydrogenics on terms that will be set forth in detail in the Bid Circular. It is expected that the Bid Circular will be mailed to Algonquin unitholders and Algonquin debentureholders in early August, 2009 and will expire concurrently with completion of the Arrangement. Assuming the Minimum Tender Condition is met at the expiry time, and the other conditions to the Offers are satisfied by Hydrogenics at the Expiry Time, Hydrogenics will immediately compulsorily acquire the remaining Algonquin units in accordance with the Algonquin Declaration of Trust, as amended by the Amendment Resolution.

Effect of the Offers

        Completion of the Offers, together with the Arrangement, will result in, among other things, Hydrogenics being wholly-owned by Algonquin securityholders and Algonquin becoming a subsidiary of Hydrogenics. Old Hydrogenics will be renamed "Algonquin Power Inc." and will be listed on the TSX.

Required Approvals

        Completion of the Offers, including the creation and issuance of New Common Shares in connection with the Offers, will only take place if the Arrangement Resolution is approved by Hydrogenics Shareholders, such resolution requiring the approval of at least 66 2/3% of the votes cast by Hydrogenics Shareholders, voting in person or by proxy at the Meeting. Completion of the Offers is also subject to, among other things, (i) Algonquin unitholders approving the Amendment Resolution at the Algonquin Meeting, (ii) the other approvals referenced under "The Arrangement — Required Approvals" and (ii) Competition Act Approval noted below.

Competition Act Approval

        Completion of the Offers is subject to approval of the Commissioner of Competition in Canada. See "The Offers — Required Approvals — Competition Act Approval".

Certain Canadian Federal Income Tax Considerations

        For Canadian federal income tax purposes, each Hydrogenics Shareholder who is a resident of Canada and whose Hydrogenics Shares constitute capital property generally will realize a capital gain (capital loss) on the Share Exchange equal to the amount by which the fair market value of the New Hydrogenics Shares on the Effective Date exceeds (is exceeded by) the adjusted cost base of a Hydrogenics Shareholder's Hydrogenics Shares and reasonable costs of disposition. Each Hydrogenics Shareholder who is a non-resident of Canada and whose Hydrogenics Shares do not constitute "taxable Canadian property" generally will not incur any liability for Canadian federal income tax as a result of the Arrangement. A summary of the principal Canadian federal income tax considerations in respect of the Arrangement is set out under "Certain Canadian Federal Income Tax Considerations", and the foregoing is qualified in full by the information set out in that section.

Certain U.S. Federal Income Tax Considerations

        No legal authority directly addresses the proper characterization of the Arrangement for U.S. federal income tax purposes. In addition, the Arrangement will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. Accordingly, the U.S. federal income tax consequences of the Arrangement to U.S. Holders (as defined in the section titled "Certain United States Federal Income Tax Considerations") are uncertain. Subject to such uncertainty, the exchange of Hydrogenics

Shares for New Hydrogenics Shares pursuant to the Arrangement is expected to be a Taxable Transaction (as defined in the section titled "Certain United States Federal Income Tax Considerations") to U.S. Holders for U.S. federal income tax purposes. However, there can be no assurance that the U.S. Internal Revenue Service will not challenge the treatment of the Arrangement as a Taxable Transaction or that the U.S. courts will agree with this characterization.

        If the Arrangement is treated as a Taxable Transaction for U.S. federal income tax purposes, subject to the "passive foreign investment company" rules discussed in this Proxy Circular, U.S. Holders of Hydrogenics Shares should recognize gain or loss in an amount equal to the difference, if any, between (a) the fair market value (expressed in U.S. dollars) of the New Hydrogenics Shares received in exchange for Hydrogenics Shares pursuant to the Arrangement and (b) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Hydrogenics Shares exchanged.

        Alternatively, if the Arrangement qualifies as a Tax-Deferred Transaction (as defined in the section titled "Certain United States Federal Income Tax Considerations"), subject to the "passive foreign investment company" rules discussed in this Proxy Circular, U.S. holders of Hydrogenics Shares will not recognize gain or loss on the exchange of Hydrogenics Shares for New Hydrogenics Shares pursuant to the Arrangement.

        The foregoing is a brief summary only and is qualified in its entirety by the more detailed summary of the U.S. federal income tax considerations of the Arrangement to U.S. Holders set forth in the section titled "Certain United States Federal Income Tax Considerations". U.S. Holders should consult their own U.S. tax advisors regarding the tax consequences of the Arrangement to them and the proper tax reporting of an exchange of Hydrogenics Shares for New Hydrogenics Shares pursuant to the Arrangement.

Information Respecting New Hydrogenics

        New Hydrogenics was incorporated under the CBCA on June 10, 2009 for the express purpose of participating in the Arrangement. New Hydrogenics has not carried on, and will not carry on, any other business from its incorporation to the Effective Time. From the date of incorporation to the Effective Time, Hydrogenics has controlled and will control New Hydrogenics.

        Following the completion of the Arrangement, New Hydrogenics will use its assets and the proceeds resulting from the Transaction, net of transaction related expenses, of approximately C$9.3 million to carry out the business as carried on by Hydrogenics prior to the completion of the Transaction. New Hydrogenics' head office is located at 5985 McLaughlin Road, Mississauga, Ontario, Canada, L5R 1B8.

        The Board of Directors has recently approved certain administrative and technical amendments to the Hydrogenics Option Plan, the Hydrogenics RSUP and the Hydrogenics DSUP (collectively, the "Amended Hydrogenics Share Incentive Plans"). The Amended Hydrogenics Share Incentive Plans are currently in force and do not require approval of Hydrogenics Shareholders because (i) in the case of the Hydrogenics RSUP and the Hydrogenics DSUP, applicable securities laws do not require shareholder approval as the plans do not provide for the issuance of securities from treasury and (ii) in the case of the Hydrogenics Option Plan, the amendments are of an administrative and technical nature and are permitted to be made without shareholder approval under the express terms of the plan. As part of the Arrangement, New Hydrogenics will adopt "mirror" Amended Hydrogenics Share Incentive Plans, consisting of the New Hydrogenics Option Plan, the New Hydrogenics RSUP and the New Hydrogenics DSUP (collectively, the "New Hydrogenics Share Incentive Plans"). The Amended Hydrogenics Share Incentive Plans and, assuming completion of the Arrangement, the New Hydrogenics Share Incentive Plans are described in more detail in Appendix "G".

        Immediately prior to the completion of the Arrangement, the board of directors of New Hydrogenics will consist of those same individuals who then make up the Board of Directors, currently being Norman M. Seagram (Chair), Douglas S. Alexander, Michael Cardiff, Joseph Cargnelli, Henry J. Gnacke, V. James Sardo and Daryl Wilson. In addition, the management team of New Hydrogenics will consist of the same individuals who then make up the management team of Hydrogenics, currently being Daryl Wilson (President and Chief Executive Officer), Lawrence Davis (Chief Financial Officer and Corporate Secretary), Joseph Cargnelli (Chief Technology Officer), Wido Westbroek (Vice President and General Manager) and Jennifer Barber (Vice

President, Finance and Corporate Controller). Furthermore, as a result of the Divesture Agreement and the Plan of Arrangement, all of the officers and employees will be transferred to New Hydrogenics conditional and effective on the completion of the Transaction, on terms and conditions of employment that are identical to those that are in effect with old Hydrogenics immediately prior to the completion of the Transaction.

        New Hydrogenics will adopt the same bylaws, corporate governance guidelines, board mandate, terms of reference for directors, committee mandates, committee chair terms of reference, chief executive officer terms of reference, code of ethics, and all other policies, guidelines and operational practices as are currently in effect for Hydrogenics.

        Hydrogenics Shareholders approved a special resolution at the annual and special meeting of Hydrogenics Shareholders on May 13, 2009, which gave authority to the Board of Directors to implement a share consolidation with respect to the Hydrogenics Shares at any time before March 24, 2010, within the limits described in the 2009 Proxy Circular. To give effect to the wishes of the Hydrogenics Shareholders, who will become shareholders of New Hydrogenics upon completion of the Transaction, the New Hydrogenics board of directors, and Hydrogenics as its sole shareholder, approved a resolution on June 11, 2009 such that the share consolidation may be effected after completion of the Transaction in respect of the New Hydrogenics Shares on identical terms. The New Hydrogenics board of directors resolution provides that New Hydrogenics Shares may be consolidated on the basis of a ratio within the range of one post-consolidation New Hydrogenics Share for every 10 pre-consolidation New Hydrogenics Shares to one post-consolidation New Hydrogenics Share for every 25 pre-consolidation New Hydrogenics Shares, with the ratio to be selected and implemented by the New Hydrogenics board of directors in its sole discretion, if at all, at any time prior to March 24, 2010.

        Should the Board of Directors, however, determine to implement the share consolidation prior to completion of the Transaction, Hydrogenics Shareholders will be notified and the share consolidation in respect of New Hydrogenics Shares will not be implemented.

        As Hydrogenics no longer maintains the aggregate market value of the public float of its outstanding common shares to use the registration statement dated September 23, 2008 on Form F-10, filed with the SEC, Hydrogenics will withdraw the registration statement at or prior to the filing of its 2008 Annual Report on Form 20-F (expected to be filed on or prior to June 30, 2009). In addition, Hydrogenics also intends to withdraw its base shelf prospectus dated September 23, 2008 filed with certain provincial securities authorities in Canada prior to completion of the Transaction. New Hydrogenics will not be eligible to use such prospectus as a result of the Transaction.

 THE MEETING

        The Board of Directors is delivering this Proxy Circular to you in connection with the solicitation of proxies by the management of Hydrogenics for use at the Meeting.

        The Transaction will involve (i) an arrangement (the "Arrangement") among Hydrogenics and its wholly-owned subsidiaries, Stuart Energy, Test Systems and New Hydrogenics, and (ii) a take-over bid pursuant to which, among other things, Hydrogenics will make offers (the "Offers") to acquire all of the issued and outstanding units and convertible debentures of Algonquin. The principal purpose of the Meeting is to seek the approval of Hydrogenics Shareholders of the Arrangement.

        Pursuant to the Arrangement, Hydrogenics, Stuart Energy and Test Systems will transfer substantially all their respective assets and liabilities to New Hydrogenics. New Hydrogenics will have substantially all of the same assets, liabilities, directors, management and employees as Hydrogenics, Stuart Energy and Test Systems have currently, except for certain tax attributes that will remain behind, and Hydrogenics shareholders will become shareholders of New Hydrogenics. Pursuant to the Offers, Hydrogenics will offer to acquire from unitholders of Algonquin their units of Algonquin in exchange for shares of a new class of common shares of Hydrogenics ("New Common Shares") on a one-for-one basis, and debentureholders of Algonquin will be offered to exchange their convertible debentures for convertible debentures of old Hydrogenics or New Common Shares, which will result in, among other things, current securityholders of Algonquin who accept the Offers becoming shareholders or debentureholders of old Hydrogenics (to be called Algonquin Power Inc. ("New Algonquin")) and Algonquin becoming a subsidiary entity of New Algonquin.

        Upon completion of the Transaction:

  •
  New Hydrogenics will be renamed "Hydrogenics Corporation" and will assume Hydrogenics' current listings on the TSX under the symbol "HYG" and on Nasdaq under the symbol "HYGS";

  •
  current shareholders of Hydrogenics will become shareholders of New Hydrogenics (based on an exchange ratio of one Hydrogenics common share for one New Hydrogenics common share), and New Hydrogenics will carry on the same business that Hydrogenics currently carries on;

  •
  current holders of Hydrogenics Options, Hydrogenics RSUs and Hydrogenics DSUs will hold New Hydrogenics Options, New Hydrogenics RSUs and New Hydrogenics DSUs with substantially the same rights;

  •
  old Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature of any kind whatsoever with respect to the Divested Assets and Assumed Liabilities;

  •
  all actions, causes of action, claims or proceedings only with respect to or in connection with the Plan of Arrangement, based on or in any way relating to the Hydrogenics Shares, the Hydrogenics RSUs, the Hydrogenics DSUs, the Hydrogenics Options, the Divested Assets and the Assumed Liabilities will be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement;

  •
  old Hydrogenics will be renamed "Algonquin Power Inc." and will be listed on the TSX; and

  •
  current securityholders of Algonquin will become shareholders or debentureholders of New Algonquin.

THE TRANSACTION

Background to the Transaction

        During the past two years, management has made significant progress in streamlining Hydrogenics' operations, increasing revenues and breaking through to profitability in the Onsite Generation business. Management has adjusted the size of the organization and significantly reduced the overall cost structure to position Hydrogenics for sustainable growth. Management has focused resources on product development and market engagement initiatives with original equipment manufacturers (OEMs), oil and gas companies and electrical utilities throughout the world. However, despite these achievements, Hydrogenics continues to sustain losses and negative cash flows from operations, and has done so since its inception. While solvent now, management does not expect Hydrogenics' operations to generate sufficient cash flow to fund its obligations as they come due in the future. As a result of the expected use of existing cash resources, management anticipates requiring additional funding to meet Hydrogenics' anticipated obligations.

        In spring 2008, management engaged a number of financial advisors to explore potential financing opportunities that may be available to Hydrogenics. During the course of these engagements, approximately 150 institutional investors, private equity and venture capital firms were contacted with 60 parties signing confidentiality agreements and more than 30 parties participating in management presentations with respect to a potential private placement of Hydrogenics securities. Ultimately, however, management felt that the terms proposed by a number of potential investors were not on terms favourable enough to pursue. Market conditions during this period also further eroded, which made such financing more difficult to secure.

        In order to improve Hydrogenics' chances of securing funding, Hydrogenics filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the U.S. in September 2008 that provided it with the flexibility to complete a financing in Canada and the U.S. by way of debt, equity or a hybrid instrument, depending on investor interest. Given the continued deterioration of the global economic and credit market conditions in 2008 and 2009, however, Hydrogenics was not able to access financing in the capital markets. As such, the Board of Directors authorized management to pursue non-traditional sources of financing, including opportunities to monetize a portion of Hydrogenics' accumulated tax losses, as Hydrogenics is not expected to be in a position to use such tax losses for the foreseeable future and/or other non-dilutive financing transactions.

        On December 19, 2008, management engaged Genuity to assess financing alternatives that might be available to Hydrogenics. As a result, Genuity initiated contact with more than 50 parties who expressed an interest in considering a non-dilutive financing transaction. A number of these parties signed confidentiality agreements to further discussions and to gain access to certain non-public financial and operating information of Hydrogenics. Certain of these parties engaged in active discussions with Hydrogenics about a potential non-dilutive financing transaction.

        In January, 2009, Genuity identified Algonquin as a party with which Hydrogenics might be able to complete a transaction. Hydrogenics entered into a confidentiality agreement with an affiliate of Algonquin on February 2, 2009. Subsequently, on April 13, 2009, Algonquin and Hydrogenics entered into an exclusivity agreement to further pursue discussions regarding a potential transaction. The parties engaged in detailed discussions, together with their respective tax and legal advisors, regarding a proposal for Hydrogenics to complete a non-dilutive financing.

        Following further analysis of the proposal, negotiations between the parties and due diligence by Algonquin, on June 11, 2009, Hydrogenics, New Hydrogenics and the Algonquin Board entered into the Support Agreement providing, among other things, for the terms and conditions of the Arrangement and the Offers.

Recommendation of the Board of Directors

        The Board of Directors has carefully considered the Transaction and has determined that the terms of the Transaction are in the best interests of Hydrogenics and Hydrogenics Shareholders, as a whole, and are fair, from a financial point of view, to Hydrogenics Shareholders. As such, the Board of Directors has unanimously approved the Transaction and authorized the submission of the Arrangement to Hydrogenics Shareholders for approval. Accordingly, the Board of Directors unanimously recommends that Hydrogenics Shareholders vote FOR the Arrangement Resolution. See "The Transaction — Reasons for the Transaction".

Reasons for the Transaction

        The Board of Directors examined the Transaction and considered whether the terms of the Transaction are in the best interests of Hydrogenics and Hydrogenics Shareholders, as a whole, and are fair, from a financial point of view, to Hydrogenics Shareholders.

        The Support Agreement and certain other principal documents required to undertake and implement the Transaction were prepared by and negotiated between management and legal counsel for each of Hydrogenics and the Algonquin Board and presented to the Board of Directors by management.

        During the course of its deliberations and in arriving at its recommendation, the Board of Directors relied upon the legal, financial and other advice and information it received. The following is a summary of the factors, among others, which the Board of Directors reviewed and considered:

  •
  Extensive Review Process.  In spring 2008, management engaged a number of financial advisors to explore potential financing opportunities that might be available to Hydrogenics. These financial advisors contacted numerous institutional investors, private equity and venture capital firms; however, Hydrogenics was unable to complete a financing transaction on satisfactory terms due to, in part, the deteriorating market conditions in 2008. From December 2008 through April 2009, Hydrogenics, with the assistance of its financial advisor, Genuity, conducted an extensive solicitation process, which included a broad canvass of more than 50 potential parties for a non-dilutive financing transaction, of which a number signed a confidentiality and standstill agreement and received access to confidential information from Hydrogenics. Following this process, the Board of Directors concluded that the Transaction represented the best alternative available for Hydrogenics and Hydrogenics Shareholders.

  •
  Non-Dilutive Financing.  Following the Transaction, Hydrogenics Shareholders will hold 100% of the New Hydrogenics Shares, and New Hydrogenics will carry on the same business that Hydrogenics carried on prior to completion of the Arrangement, but with additional net cash of approximately C$9.3 million, without any dilution to Hydrogenics Shareholders.

  •
  Fairness Opinion.  The Fairness Opinion, dated June 11, 2009, was presented to the Board of Directors as to the fairness, from a financial point of view, as of the date of the opinion and based on and subject to the matters described in such opinion, of the consideration to be received in connection with the Transaction. It is recommended that you read the Fairness Opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

  •
  Shareholder Approval.  The Transaction will not proceed unless the Arrangement Resolution receives a favorable vote of at least 66 2/3% of the votes cast at the Meeting by Hydrogenics Shareholders.

  •
  Court Approval.  The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Hydrogenics Shareholders.

  •
  Ability to Access Capital.  Hydrogenics had experienced difficulty in finding the additional capital required for funding the ongoing development of products on terms that would not be dilutive to Hydrogenics Shareholders.

  •
  Hydrogenics' Financial Condition and Prospects.  Substantial historical and current information concerning Hydrogenics' businesses, markets, financial performance, prospects, cash utilization, operations, technologies and intellectual property, plus well developed marketing, financial and operating plans.

  •
  Management Views.  Management's carefully considered views about Hydrogenics' anticipated financial condition, results of operations and business both with and without giving effect to the Transaction.

  •
  Reasonableness of the Support Agreement and Related Transaction Documents.  The terms and conditions of the Support Agreement and related transaction documents, that were the result of arm's-length negotiations between the Parties, were reviewed by the Board of Directors in consultation with its financial and legal advisors. The Board of Directors determined that the terms and conditions of the Support Agreement and related transaction documents were fair and reasonable in the circumstances.

        The foregoing discussion of the information and factors reviewed by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In reaching its determination, the Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual members of the Board of Directors may have given different weights to different factors.

        Based on the above, the Board of Directors has determined that the terms of the Transaction are in the best interests of Hydrogenics and Hydrogenics Shareholders, as a whole, and are fair, from a financial point of view, to Hydrogenics Shareholders. As such, the Board of Directors has unanimously approved the Transaction and authorized the submission of the Arrangement Resolution to Hydrogenics Shareholders for approval.

Fairness Opinion

        Hydrogenics retained Genuity as its financial advisor in connection with the Transaction. Securities legislation does not require that Hydrogenics obtain and provide to Hydrogenics Shareholders a formal valuation or a fairness opinion from an independent valuator. However, the Board of Directors engaged Genuity to provide an opinion as to the fairness of the Transaction from a financial point of view to Hydrogenics Shareholders.

        Under the terms of Genuity's engagement, Hydrogenics has agreed to pay Genuity certain fees for its financial advisory services in connection with the Transaction, a portion of which is payable in connection with the fairness opinion and a significant portion of which is contingent upon completion of the Transaction. In addition, Hydrogenics has agreed to reimburse Genuity for its expenses, including fees, disbursements and other charges and to indemnify Genuity and related parties against liabilities, including liabilities under securities laws relating to, or arising out of, its engagement.

        The Board of Directors considered whether it was necessary or appropriate to obtain a fairness opinion from another financial advisor given Genuity receives a fee contingent on the successful completion of the Transaction. The Board of Directors determined that an additional fairness opinion from another financial advisor was not necessary or appropriate in the circumstances. In making this determination, the Board of Directors considered (i) Genuity's familiarity with Hydrogenics, the Transaction and the extensive review process (including previous attempts at completing a financing transaction) and (ii) the fee structure that provides an incentive for Genuity to seek out attractive proposals for non-dilutive financing transactions. The Board of Directors also took into account the fees that would be payable to an additional financial advisor and concluded that the engagement of another financial advisor was not necessary in the circumstances.

        On June 11, 2009, at a meeting of the Board of Directors held to evaluate the Transaction, Genuity rendered to the Board of Directors an oral opinion, which was confirmed by delivery of a written opinion, dated June 11, 2009, to the effect that, as of that date and based on and subject to matters described in its opinion, the consideration to be received in connection with the Transaction, is fair, from a financial point of view, to Hydrogenics Shareholders.

        The full text of the Fairness Opinion, which describes, among other things, the scope of review and the assumptions, limitations and procedures followed and the matters considered, is attached as Appendix "C". The Fairness Opinion was provided to the Board of Directors in connection with and for purposes of its evaluation of the consideration to be received in connection with the Transaction from a financial point of view, and does not address any other aspects or implications of the Transaction or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with, or otherwise contemplated by, the Transaction. The Fairness Opinion is not to be construed as a recommendation to any Hydrogenics Shareholder as to how such shareholder should vote with respect to the Arrangement Resolution. The Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to Hydrogenics, nor does it address the underlying business decision to implement the Transaction. In considering fairness, from a financial point of view, Genuity considered the Transaction from the perspective of Hydrogenics Shareholders generally and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations. Hydrogenics Shareholders are encouraged to read the Fairness Opinion carefully in its entirety.

        In connection with the preparation and rendering of the Fairness Opinion, Genuity has reviewed and, where it considered appropriate, relied upon, among other things, various documents prepared by Hydrogenics and discussions with management of Hydrogenics. Genuity has been provided with full access to all information and documents requested from management of Hydrogenics and the Board of Directors.

        Genuity has relied upon the accuracy, completeness and fair presentation of all financial and other information that was obtained from public sources and provided by or on behalf of management of Hydrogenics (collectively the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy, and fair presentation. Subject to the exercise of professional judgment and except as expressly described in the Fairness Opinion, Genuity has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Genuity had been previously retained by Algonquin to provide financial advisory services on a retainer basis. Genuity had a mandate with Algonquin that commenced in December 2007 and was completed in July 2008. There are no understandings, agreements or commitments between Genuity and Algonquin with respect to any future business dealings. Genuity may, in the future, in the ordinary course of business perform financial advisory or investment banking services for Algonquin. In the ordinary course of its business, Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Hydrogenics or Algonquin and, from time to time, may have executed or may execute transactions on behalf of Hydrogenics or Algonquin or other clients for which it received or may receive compensation.

Hydrogenics Shareholder Approval Required for the Arrangement

        Approval of the Arrangement Resolution will require the affirmative vote of at least 66 2/3% of the votes cast by Hydrogenics Shareholders present in person or represented by proxy at the Meeting in order for Hydrogenics to seek the Final Order and implement the Transaction. See "The Arrangement — Required Approvals — Hydrogenics Shareholders Approval".

 SUPPORT AGREEMENT

        This section of the Proxy Circular describes the material provisions of the Support Agreement but does not purport to be complete and may not contain all of the information about the Support Agreement that is important to a particular Hydrogenics Shareholder. This summary is qualified in its entirety by reference to the Support Agreement, which is incorporated by reference in this Proxy Circular and is available on SEDAR at www.sedar.com. We encourage Hydrogenics Shareholders to read the Support Agreement in its entirety.

        The Transaction, consisting of the Arrangement and the Offers, is being effected pursuant to the Support Agreement. The Support Agreement contains covenants, representations and warranties of and from each of Hydrogenics, New Hydrogenics and the Algonquin Board and various conditions precedent, both mutual and with respect to each party.

Amendment and Arrangement Resolutions

        The Support Agreement provides that:

  (a)
  the Algonquin Board shall call and hold the Algonquin Meeting for the purposes of securing the approval for the Amendment Resolution to provide that (i) the threshold for completing a compulsory acquisition under the Unit Offer is 66 2/3% of the number of Algonquin units represented by holders thereof, in person or by proxy, at the Algonquin Meeting; and (ii) such compulsory acquisition shall be deemed to be completed at the Effective Time; and

  (b)
  the Board of Directors shall call and hold the Arrangement Meeting for the purposes of securing the approval for the Arrangement Resolution.

        Each of the Algonquin Meeting and the Arrangement Meeting will be held on July 27, 2009.

Conditions to the Mailing of the Bid Circular

        Mailing of the Bid Circular is conditional on certain customary matters and others, including, that (i) the Interim Order has been granted in form and substance satisfactory to Hydrogenics and the Algonquin Board, each acting reasonably, and (ii) the SEC Form F-4 Registration Statement in connection with the Offers has been declared effective by the SEC. If the Bid Circular has not been mailed by December 31, 2009, the parties may terminate the Support Agreement.

Conditions to the Offers

        The conditions to the Offers are set out in Schedule "C" of the Support Agreement and include:

  (a)
  there shall not be pending, or in force any suit, action or proceeding by any Person, including a Governmental Entity, or injunction, order, decree or ruling issued by a Governmental Entity of competent jurisdiction (and there shall not be threatened in writing or pending any suit, action or proceedings by any Person, including a Governmental Entity, in respect thereof):

  (i)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on any of the transactions contemplated in the Support Agreement, including (A) the Offers, the Compulsory Acquisition or the purchase by, or the sale to, Hydrogenics of the Algonquin securities or the right of Hydrogenics to own or exercise full rights of ownership of the Algonquin securities, (B) the completion of the Arrangement, or (C) the completion of the transactions contemplated in the Divestiture Agreement;

  (ii)
  seeking to obtain from Hydrogenics or Algonquin any material damages directly or indirectly in connection with the Offers, the Compulsory Acquisition or the Arrangement; or

  (iii)
  that would materially and adversely affect the ability of Hydrogenics to complete the Offers, the Compulsory Acquisition or the Arrangement on the Effective Time;

  (b)
  the Arrangement Resolution has been approved by 66 2/3% of the number of common shares represented by Hydrogenics shareholders, in person or by proxy, at the Meeting;

  (c)
  the Amendment Resolution has been approved by 66 2/3% of the number of Algonquin units represented by Algonquin unitholders, in person or by proxy, at the Algonquin Meeting;

  (d)
  the Minimum Tender Condition has been satisfied;

  (e)
  the Interim Order and Final Order have been granted in form and substance satisfactory to Hydrogenics, acting reasonably, and shall not have been set aside or varied in any manner unacceptable to Hydrogenics, acting reasonably, on appeal or otherwise;

  (f)
  the Competition Act Clearance has been obtained on terms satisfactory to Hydrogenics and the Algonquin Board, both acting reasonably;

  (g)
  the New Common Shares to be issued under the Offers and the Compulsory Acquisition shall have been conditionally approved for listing on the TSX on terms satisfactory to Hydrogenics and the Algonquin Board, both acting reasonably;

  (h)
  the New Hydrogenics Shares to be issued under the Arrangement shall have been conditionally approved for listing on the TSX and Nasdaq on terms satisfactory to Hydrogenics, acting reasonably; and

  (i)
  the Support Agreement shall not have been terminated in accordance with its terms.

Consideration

        Pursuant to the Transaction, the Algonquin Board will ensure that old Hydrogenics shall have the requisite funds to pay, and shall cause old Hydrogenics to pay, to New Hydrogenics, upon completion of the Transactions, and thereafter, on, and subject to, the terms of the Support Agreement, certain amounts in respect of the consideration to be received in connection with the Transaction, to be evidenced by promissory notes.

Initial Amount

        Old Hydrogenics will be indebted to New Hydrogenics in an the amount equal to C$10,813,084 (the "Initial Amount") representing the value of the Tax Pools as at March 31, 2009 based on the amounts for non-capitalized losses, unclaimed SRED expenditures and unclaimed ITCs specified in the Support Agreement. The Initial Amount will be paid by old Hydrogenics to New Hydrogenics at the Effective Time.

Additional Amount

        Old Hydrogenics will be indebted to New Hydrogenics in an amount based on an estimate of the aggregate dollar value of Tax Pools as at the Effective Time (the "Additional Amount"), calculated, and adjusted, on the terms set forth in the Support Agreement. Following the Effective Time, the parties will reconcile the estimate with the actual Tax Pools as at the Effective Time. If the amount is positive, old Hydrogenics shall pay New Hydrogenics. If the amount is negative, New Hydrogenics shall pay old Hydrogenics the absolute value of the Additional Amount.

Post-Closing Amount

        Certain Restricted Tax Pools that exist within certain subsidiaries of old Hydrogenics are subject to restrictions on use by such subsidiaries following completion of the Transaction. In the event that, prior to the sixth anniversary of the Effective Time restrictions on the use of such Restricted Tax Pools are removed and old Hydrogenics, Stuart Energy or Test Systems uses such Restricted Tax Pools, old Hydrogenics will pay to New Hydrogenics an agreed upon rate of compensation (the "Post-Closing Amount") in respect of the Restricted Tax Pools that are actually used.

        In the event that any claim under the Tax Act made with respect of Restricted Pool Losses is denied by Canada Revenue Agency (other than as a result of actions taken by old Hydrogenics after the Effective Time),

New Hydrogenics shall refund any payment by old Hydrogenics in respect of the Post-Closing Amount previously made.

Representations and Warranties

        The Support Agreement contains representations of the Algonquin Board relating to certain matters, including existence; authorization; reporting issuer status; capitalization; sufficiency of funds; the trustees' circular to be mailed in connection with the Offers; and the Algonquin Information Circular.

        The Support Agreement contains representations of Hydrogenics and New Hydrogenics relating to certain matters in respect of Hydrogenics, including existence; authorization; reporting issuer status; and the listing of New Hydrogenics Shares on the TSX. There are also specific representations regarding the Tax Pools and foreign taxes.

Covenants

        The Support Agreement contains certain covenants of the Algonquin Board, including covenants (i) restricting its ability to amend the Amendment Resolution, (ii) providing that it recommend Algonquin unitholders vote in favor of the Amendment Resolution, (iii) providing that it support the Offers, subject to the Algonquin Board being of the view, acting reasonably, that a Material Adverse Change has not occurred or is not likely to exist at the Effective Time, (iv) providing that adequate funding is in place such that immediately available funds will be provided to Hydrogenics in an amount equal to the Initial Amount, and (v) providing that the Initial Amount will be paid to New Hydrogenics at the Effective Time.

        The Support Agreement contains certain covenants of Hydrogenics, including covenants (i) restricting its ability to amend the Plan of Arrangement, the Divestiture Agreement, the Offers or the Indemnity Agreement or waive any conditions in the Divestiture Agreement in favor of Hydrogenics or the Offers and (ii) preventing it from completing any transaction which would result in an "acquisition of control" of Hydrogenics, Test Systems or Stuart Energy which would have the effect of imposing restrictions on the ability of Hydrogenics, Test Systems and/or Stuart Energy to utilize the Tax Pools or which would accelerate expiry of the Tax Pools.

Termination

Termination by the Algonquin Board

        The Algonquin Board may terminate the Support Agreement prior to the Effective Time:

  (a)
  if the Effective Time has not occurred on or before February 5, 2010; provided, however, this right to terminate the Support Agreement is not available to the Algonquin Board if its failure to fulfil any obligation under the Support Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur;

  (b)
  if Hydrogenics is in breach in any material respect of any of its material representations, warranties and covenants under the Support Agreement and such breach is not remedied within 15 days after written notice has been given by the Algonquin Board to Hydrogenics;

  (c)
  if the Algonquin Board, acting reasonably, is of the view that a Material Adverse Change has occurred or is likely to exist at the Effective Time;

  (d)
  if any condition of the Offers is not satisfied by the Expiry Time or any change, effect, event, occurrence, state of facts or development has occurred that would cause any of these conditions not to be satisfied and is not reasonably capable of being cured by February 5, 2010, unless the reason for the relevant condition not being satisfied or capable of being satisfied is due to a breach of the Support Agreement by the Algonquin Board or its Representatives;

  (e)
  if the mailing of the Bid Circular has not occurred on or before December 31, 2009; provided, however, this right to terminate the Support Agreement is not available to the Algonquin Board if its failure to fulfil any obligation under Support Agreement has been the cause of, or resulted in, the failure of the Bid Circular to be mailed on or before December 31, 2009;

  (f)
  if any conditions to mailing the Bid Circular have not been satisfied or waived by December 31, 2009, unless the reason for the relevant condition not being satisfied or capable of being satisfied is due to a breach of the Support Agreement by the Algonquin Board; or

  (g)
  for convenience, provided that such termination shall only be effective upon APMI paying Hydrogenics a C$1,000,000 break fee (the "APMI Break Fee") provided for in the Expense Reimbursement Agreement.

Termination by Hydrogenics

        Hydrogenics may terminate the Support Agreement prior to the Effective Time:

  (a)
  if the Effective Time has not occurred on February 5, 2010; provided, however, this right to terminate the Support Agreement is not available to Hydrogenics if its failure to fulfil any obligation under the Support Agreement has been the cause of, or result in, the failure of the Effective Time to occur;

  (b)
  if the Algonquin Board is in breach in any material respect of any of its material representations, warranties and covenants under the Support Agreement and such breach is not remedied within 15 days after written notice thereof from Hydrogenics to the Algonquin Board;

  (c)
  if any condition of the Offers is not satisfied or waived by the Expiry Time, or any change, effect, event, occurrence, state of facts or development has occurred that would cause any condition of the Offers not to be satisfied and is not reasonably capable of being cured by February 5, 2010, unless the reason for the relevant condition not being satisfied or capable of being satisfied is due to a breach of the Support Agreement by Hydrogenics or its Representatives;

  (d)
  if the mailing of the Bid Circular has not occurred on or before December 31, 2009; provided, however, this right to terminate the Support Agreement is not available to Hydrogenics if its failure to fulfil any obligation under the Support Agreement has been the cause of, or resulted in, the failure of the Bid Circular to be mailed on or before December 31, 2009;

  (e)
  if any of the conditions to mailing the Bid Circular have not been satisfied or waived by December 31, 2009, unless the reason for the relevant condition not being satisfied or capable of being satisfied is due to a breach of the Support Agreement by Hydrogenics; or

  (f)
  for convenience, provided that such termination shall only be effective upon Hydrogenics paying APMI a C$1,000,000 break fee (the "Hydrogenics Break Fee") provided for in the Expense Reimbursement Agreement.

Mutual Termination

        The Support Agreement may also be terminated by mutual written consent of the parties.

EXPENSE REIMBURSEMENT AGREEMENT

        This section of the Proxy Circular describes the material provisions of the Expense Reimbursement Agreement but does not purport to be complete and may not contain all of the information about the Expense Reimbursement Agreement that is important to a particular Hydrogenics Shareholder. This summary is qualified in its entirety by reference to the Expense Reimbursement Agreement, which is incorporated by reference in this Proxy Circular and is available on SEDAR at www.sedar.com. We encourage Hydrogenics Shareholders to read the Expense Reimbursement Agreement in its entirety.

        The Expense Reimbursement Agreement sets out the terms and conditions upon which certain expenses and compensation shall be payable in connection with the termination of the Support Agreement.

        Hydrogenics will reimburse APMI for Algonquin Costs, to a maximum amount of C$500,000 in the event that the Algonquin Board terminates the Support Agreement pursuant to any of:

  •
  the Arrangement Resolution is not approved (provided the Amendment Resolution is approved); or

  •
  Hydrogenics has breached any of its material representations, warranties and covenants in the Support Agreement, and has not remedied such breach within the terms provided for in the Support Agreement.

        APMI will reimburse Hydrogenics for Hydrogenics Costs, to a maximum amount of C$500,000 in the event that Hydrogenics terminates the Support Agreement pursuant to any of:

  •
  the Amendment Resolution is not approved or the Minimum Tender Condition in respect of the Unit Offer has not been satisfied at the Expiry Time (provided the Arrangement Resolution is approved); or

  •
  the Algonquin Board has breached any of its material representations, warranties and covenants in the Support Agreement, and has not remedied such breach within the terms provided for in the Support Agreement.

        If either party extends its meeting date without the prior written consent of the other, it will not be entitled to any reimbursement as described in the first bullet of each of the above two lists.

        The Support Agreement can be terminated by the Algonquin Board for any reason upon payment of the APMI Break Fee. In addition, the APMI Break Fee shall be paid as a result of any wilful or intentional breach by Hydrogenics of its material covenants, representations or warranties contained in the Support Agreement.

        The Support Agreement can be terminated by Hydrogenics for any reason upon payment of the Hydrogenics Break Fee. In addition, the Hydrogenics Break Fee shall be paid as a result of any wilful or intentional breach by the Algonquin Board of its material covenants, representations or warranties contained in the Support Agreement.

        No party will be liable to any other party for special, incidental, indirect, consequential or punitive damages. Neither party will have to pay the C$500,000 expense fee to the other party if such party has paid or is required to pay the C$1,000,000 break fee.

GUARANTEES

        This section of the Proxy Circular describes the material provisions of the Guarantees but does not purport to be complete and may not contain all of the information about the Guarantees that is important to a particular Hydrogenics Shareholder. This summary is qualified in its entirety by reference to the Guarantees, which are incorporated by reference into this Proxy Circular and are available on SEDAR at www.sedar.com. We encourage Hydrogenics Shareholders to read the Guarantees in their entirety.

        In connection with the Support Agreement, Hydrogenics, New Hydrogenics and APMI have entered into the APMI Guarantee pursuant to which APMI has agreed to unconditionally and irrevocably guarantee the obligations of the Algonquin Board under the Support Agreement.

        In connection with the Expense Reimbursement Agreement and the APMI Guarantee, Hydrogenics, New Hydrogenics, APMI and Algonquin have entered into the Algonquin Guarantee pursuant to which Algonquin has agreed to unconditionally and irrevocably guarantee the obligations of APMI under the Expense Reimbursement Agreement and the APMI Guarantee.

INDEMNITY AGREEMENT

        This section of the Proxy Circular describes the material provisions of the Indemnity Agreement but does not purport to be complete and may not contain all of the information about the Indemnity Agreement that is important to a particular Hydrogenics Shareholder. This summary is qualified in its entirety by reference to the Indemnity Agreement, a form of which is appended to the Support Agreement, which is incorporated by reference in this Proxy Circular and is available on SEDAR at www.sedar.com. We encourage Hydrogenics Shareholders to read the form of Indemnity Agreement in its entirety.

        The Indemnity Agreement is designed to provide New Algonquin with indemnification from New Hydrogenics for claims relating to New Hydrogenics' business that are brought against New Algonquin in the future.

        The Indemnity Agreement provides that New Hydrogenics is liable to New Algonquin, Stuart Energy and Test Systems (the "Indemnitees") for all Losses which it may suffer, sustain, pay or incur, and will indemnify and hold the Indemnitees harmless from and against all Losses which may be brought against or suffered by the Indemnitees or which the Indemnitees may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

  (a)
  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of any of the Indemnitees which occurred up to the Effective Time, including without limitation, as a result of: (i) claims relating to the intellectual property of the Indemnitees or the activity of the Indemnitees and/or of their respective subsidiaries for any period of time up to the Effective Time, in relation to such intellectual property, including without limitation the development, reproduction, use, and sale or distribution, of all or any part thereof, which infringes upon, or misappropriates, the intellectual property rights of any third person; (ii) claims relating to taxes of the Indemnitees for any period of time up to the Effective Time; (iii) claims related to any public disclosure of the Indemnitees, including without limitation the Hydrogenics Continuous Disclosure Record and any disclosure relating to Hydrogenics included in the trustees' circular related to the Offers and the Algonquin Information Circular and the Offer Documents, for any period of time up to the Effective Time; (iv) any violation of applicable law, including without limitation applicable securities laws, that occurred up to the Effective Time; (v) any failure to comply with the terms of any agreements, contracts, indentures, licenses, permits, or approvals to which any of the Indemnitees is or was party or which any is or was subject to, or which has been entered into on their behalf or their respective constating documents, for any period of time up to the Effective Time; (vi) claims relating to the operation, performance, warranty, maintenance, service, malfunction or liability of any of the Indemnitees' products up to the Effective Time; (vii) claims relating to workers' compensation, including without limitation, premiums in Canada, the United States, Belgium or Germany for any period of time up to the Effective Time; (viii) claims relating to personal injuries or property damage for any period of time up to the Effective Time; or (ix) third party claims relating to violations of environmental laws for any period of time up to the Effective Time;

  (b)
  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of New Hydrogenics; and

  (c)
  any breach (including any failure or inaccuracy) of any of the representations and warranties of Hydrogenics and/or New Hydrogenics under the Support Agreement, the Divestiture Agreement and/or the Expense Reimbursement Agreement, or any failure of Hydrogenics and/or New Hydrogenics to perform or observe any covenant or agreement to be performed by them or either of them under the Support Agreement, the Divestiture Agreement and/or the Expense Reimbursement Agreement prior to the Effective Time as though:

  (i)
  the representations and warranties related to the Tax Pools in the Support Agreement survived until June 10, 2017; and

  (ii)
  all other representations, warranties and agreements and covenants survived until June 10, 2011;

    provided however, that for such purpose, the Materiality Representations and Warranties (as defined in the Indemnity Agreement) shall be read and construed without reference to "material" and similar qualifications used in the Support Agreement.

        The Indemnity Agreement also provides that New Algonquin will be liable to New Hydrogenics for all Losses, including TOB Losses, which it may suffer, sustain, pay or incur and will indemnify and hold New Hydrogenics harmless from and against all Losses, including TOB Losses, which may be brought against or suffered by New Hydrogenics or which New Hydrogenics may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

  (a)
  claims related to any disclosure relating to Algonquin included in the Proxy Circular and Bid Circular (including, without limitation, pro forma financial information);

  (b)
  claims related to any disclosure included in the Offer Documents (including, without limitation, pro forma financial information), other than disclosure relating to Hydrogenics;

  (c)
  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Hydrogenics which occur on or after the Effective Time;

  (d)
  any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the Offer Documents, the Depositary Agreement, the Hydrogenics Trust Indenture, and any securities issued thereunder, other than claims related to any disclosure relating to Hydrogenics contained in the Offer Documents;

  (e)
  any breach (including any failure or inaccuracy) of any of the representations and warranties of Hydrogenics, the Algonquin Board, Algonquin and APMI under the Support Agreement, the Expense Reimbursement Agreement and the Guarantees, or any failure of the Algonquin Board, Algonquin or APMI to perform or observe any covenant or agreement to be performed by it at or after the Effective Time under the Support Agreement, the Expense Reimbursement Agreement and the Guarantees as though such representations, warranties, covenants and agreements survived the Effective Time; provided, however, that for such purposes, the Materiality Representations and Warranties shall be read and construed without reference to "material" and similar qualifications used therein;

  (f)
  any failure of Hydrogenics to perform or observe any covenant or agreement to be performed by it under the Support Agreement, the Divestiture Agreement and/or the Expense Reimbursement Agreement after the Effective Time; and

  (g)
  any failure of Hydrogenics to perform or observe any covenant or agreement to be performed by it under the Divestiture Agreement, the Offer Documents, the Depositary Agreement, the Hydrogenics Trust Indenture, and any securities issued thereunder.

        New Hydrogenics shall have no liability or obligation to indemnify or otherwise compensate any of the Indemnitees in excess of the sum of (i) the Initial Amount, (ii) the Additional Amount, and (iii) the Post-Closing Amount, in respect of any breach (including any failure or inaccuracy) of any of the Tax Pool representations and warranties of Hydrogenics and/or New Hydrogenics contained in the Support Agreement.

        The Indemnity Agreement provides detailed procedures for claims under the Indemnity Agreement which, provided New Hydrogenics acknowledges liability under the Indemnity Agreement with respect to such matter, gives New Hydrogenics the right to elect to take carriage and control of the dispute process relating to such claims.

 DIVESTITURE AGREEMENT

        This section of the Proxy Circular describes the material provisions of the Divestiture Agreement but does not purport to be complete and may not contain all of the information about the Divestiture Agreement that is important to a particular Hydrogenics Shareholder. See also the full text of the Plan of Arrangement at Appendix "F" hereto.

        Under the terms of the Divestiture Agreement, and the Plan of Arrangement, New Hydrogenics will:

  (a)
  acquire from Hydrogenics, Stuart Energy and Test Systems (collectively, the "Vendors") all of their respective rights, title and interest (legal and beneficial) in and to all of the assets of the Vendors of every kind and wheresoever situate, other than the Excluded Assets, (collectively, the "Divested Assets"); and

  (b)
  pay, assume, discharge, perform and fulfill, as the case may be, all debts, liabilities, commitments and obligations of any nature (whether matured, unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever, other than Excluded Liabilities, of the Vendors (collectively, the "Assumed Liabilities").

THE ARRANGEMENT

Arrangement Mechanics

        The Plan of Arrangement provides for the implementation of the following steps, in the following sequence:

  1.
  Hydrogenics shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Hydrogenics Divested Assets to New Hydrogenics and, as consideration for the Hydrogenics Divested Assets, New Hydrogenics shall assume the Assumed Liabilities in respect of Hydrogenics and issue to Hydrogenics fully paid New Hydrogenics Shares with a market value equal to the fair market value of the Hydrogenics Divested Assets less the amount of the Assumed Liabilities in respect of Hydrogenics, all on the terms and conditions set forth in the Divestiture Agreement;

  2.
  Stuart Energy shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Stuart Energy Divested Assets to New Hydrogenics and, as consideration for the Stuart Energy Divested Assets, New Hydrogenics shall assume the Assumed Liabilities in respect of Stuart Energy and issue to Stuart Energy fully paid New Hydrogenics Shares with a fair market value equal to the fair market value of the Stuart Energy Divested Assets less the amount of the Assumed Liabilities in respect of Stuart Energy, all on the terms and conditions set forth in the Divestiture Agreement;

  3.
  Test Systems shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Test Systems Divested Assets to New Hydrogenics and, as consideration for the Test Systems Divested Assets, New Hydrogenics shall assume the Assumed Liabilities in respect of Test Systems and issue to Test Systems fully paid New Hydrogenics Shares with a fair market value equal to the fair market value of the Test Systems Divested Assets less the amount of the Assumed Liabilities in respect of Test Systems, all on the terms and conditions set forth in the Divestiture Agreement;

  4.
  Stuart Energy shall distribute all of its New Hydrogenics Shares to Hydrogenics as a return of capital;

  5.
  Test Systems shall distribute all of its New Hydrogenics Shares to Hydrogenics as a partial repayment of the indebtedness owing to Hydrogenics in an amount equal to the fair market value of such New Hydrogenics Shares;

  6.
  Hydrogenics shall issue Hydrogenics Note 1, Hydrogenics Note 2 and Hydrogenics Note 3 to New Hydrogenics as contributions to the capital of New Hydrogenics;

  7.
  New Hydrogenics shall adopt and be deemed to have adopted and implemented the New Hydrogenics RSUP;

  8.
  the Hydrogenics RSUP shall be terminated and cancelled and each Hydrogenics RSU shall be terminated and cancelled in exchange for one New Hydrogenics RSU, the value of which is based on one New Hydrogenics Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics RSU;

  9.
  New Hydrogenics shall adopt and be deemed to have adopted and implemented the New Hydrogenics DSUP;

  10.
  the Hydrogenics DSUP shall be terminated and cancelled and each Hydrogenics DSU shall be terminated and cancelled in exchange for one New Hydrogenics DSU, the value of which is based on one New Hydrogenics Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics DSU;

  11.
  New Hydrogenics shall adopt and be deemed to have adopted and implemented the New Hydrogenics Option Plan;

  12.
  the Hydrogenics Option Plan shall be terminated and cancelled and each Hydrogenics Option to acquire one Hydrogenics Share shall be terminated and cancelled in exchange for one New Hydrogenics Option, as the sole consideration, at an exercise price per New Hydrogenics Share equal to the exercise price per Hydrogenics Share under the Hydrogenics Option so terminated and cancelled and having the same vesting date and expiry date as the Hydrogenics Option so terminated and cancelled, and the New Hydrogenics Options so granted shall be otherwise deemed to have been granted under, and be subject to, the terms and conditions of the New Hydrogenics Option Plan;

  13.
  the authorized capital of Hydrogenics will be altered to (i) amend the Hydrogenics Shares to make each Hydrogenics Share redeemable at the option of Hydrogenics in consideration for one New Hydrogenics Share, and (ii) authorize the New Common Shares;

  14.
  immediately following compulsory acquisition of the units of Algonquin pursuant to the Algonquin Declaration of Trust, as amended, each outstanding Hydrogenics Share will be transferred to Hydrogenics for redemption in exchange for one New Hydrogenics Share;

  15.
  Hydrogenics, Stuart Energy and Test Systems will change their names to "Algonquin Power Inc.", "Algonquin Energy Systems Corporation" and "Algonquin Test Systems Inc.", respectively;

  16.
  New Hydrogenics will change its name to "Hydrogenics Corporation";

  17.
  the number of directors of old Hydrogenics shall be reduced from seven to three, and the incumbent directors of Hydrogenics shall, and shall be deemed to, have resigned and be replaced, as directors, by the trustees of Algonquin;

  18.
  the number of directors of New Hydrogenics shall be increased from three to seven, and the resigning directors of old Hydrogenics shall, and shall be deemed to, be the directors of New Hydrogenics;

  19.
  the initial auditors of New Hydrogenics will be PricewaterhouseCoopers LLP;

  20.
  the auditors of old Hydrogenics will be KPMG LLP; and

  21.
  Old Hydrogenics will pay to New Hydrogenics C$10,813,084 in full satisfaction of Hydrogenics Note 1.

Effect of the Arrangement

        Upon completion of the Arrangement, Hydrogenics Shareholders will be the holders of all issued and outstanding New Hydrogenics Shares and New Hydrogenics will be the holder of the assets (including the associated contractual obligations and liabilities) formerly owned by Hydrogenics, Stuart Energy and Test Systems and will carry on the business previously carried on by Hydrogenics, with additional net cash of approximately C$9.3 million.

        New Hydrogenics will assume and be bound by and observe, carry out, perform, fulfill and pay all of the outstanding covenants, conditions, obligations and liabilities of each of Hydrogenics, Stuart Energy and Test Systems, including those contained in the contracts to which each is a party (other than with respect to certain excluded liabilities, including the Offer Documents, the Depositary Agreement, the Hydrogenics Trust Indenture, the Support Agreement, the Expense Reimbursement Agreement and the Guarantees). In addition, New Hydrogenics will offer employment to each of Hydrogenics' employees on terms and conditions of employment which are identical to those governing such employees' employment with Hydrogenics as in effect immediately prior to completion of the Transaction. Furthermore, New Hydrogenics will, going forward, fully indemnify and save old Hydrogenics, Stuart Energy, Test Systems and their respective directors, officers and employees harmless from and against all liabilities, losses, costs, expenses, claims and damages (including legal costs), to which any of them may be subject in relation to, among other things, the assets and the business carried out by old Hydrogenics, Stuart Energy and Test Systems prior to the Effective Time and by New Hydrogenics, other than with respect to the Offer Documents, the Depositary Agreement, the Hydrogenics Trust Indenture and any securities issued thereunder.

        As a result of the Divestiture Agreement and Plan of Arrangement, each of old Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature of any kind whatsoever with respect to the Divested Assets and Assumed Liabilities. In addition, all actions, causes of action, claims or proceedings only with respect to or in connection with the Plan of Arrangement, based on or in any way relating to the Hydrogenics Shares, the Hydrogenics RSUs, the Hydrogenics DSUs, the Hydrogenics Options, the Divested Assets and the Assumed Liabilities will be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement.

Procedure for the Arrangement to Become Effective

        The Arrangement is proposed to be carried out pursuant to section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

  (a)
  the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by Hydrogenics Shareholders at the Meeting;

  (b)
  the Arrangement must be approved by the Court pursuant to the Final Order;

  (c)
  the Articles of Arrangement must be filed with the CBCA Director in the form prescribed by the CBCA; and

  (d)
  the Certificate must be issued by the CBCA Director.

Required Approvals

        The obligations of Hydrogenics to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective, including the following required approvals.

Hydrogenics Shareholder Approval

        Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by Hydrogenics Shareholders, present in person or by proxy, at the Meeting. A copy of the Arrangement Resolution is attached as Appendix "A" to this Proxy Circular. Each Hydrogenics Shareholder is entitled to one vote per Hydrogenics Share held.

        The Board of Directors has approved the Arrangement, and recommends that you vote FOR the Arrangement Resolution.

        If the Arrangement does not receive Hydrogenics Shareholder approval, we will not be able to complete the Transaction, nor realize its benefits. See "The Transaction — Reasons for the Transaction".

Court Approval

        The CBCA requires that the Arrangement receives Court approval. On June 25, 2009, Hydrogenics obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. See the Interim Order included in Appendix "B" attached hereto.

        Subject to the adoption of the Arrangement Resolution at the Meeting, in the manner required by the Interim Order, Hydrogenics will apply to the Court for the Final Order. See the Notice of Application included in Appendix "B" attached hereto.

        The Court has broad discretion under the CBCA when making orders with respect to the Arrangement, and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to Hydrogenics Shareholders.

        The New Hydrogenics Shares to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act, and are being issued in reliance upon the exemption from the registration requirements under the U.S. Securities Act provided by section 3(a)(10) thereof. The Court will be advised, prior to the hearings of the applications for the Interim Order and the Final Order, that the Court's determination that the Arrangement is fair and reasonable will form the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to the New Hydrogenics Shares to be issued and distributed pursuant to the Arrangement.

Amendment Resolution

        The Amendment Resolution must be approved by at least 66 2/3% of the votes cast by Algonquin unitholders, present in person or represented by proxy at the Algonquin Meeting. The Amendment Resolution provides that (i) the threshold for completing a compulsory acquisition under the Unit Offer is 66 2/3% of the number of Algonquin units represented by holders thereof, in person or proxy, at the Algonquin Meeting and (ii) such compulsory acquisition shall be deemed to be completed at the Effective Time.

Minimum Tender Condition

        The Unit Offer must be accepted by holders of Algonquin units holding 66 2/3% of the number of Algonquin units represented, in person or by proxy, at the Algonquin Meeting.

Stock Exchange Listings

        The Hydrogenics Shares are listed and posted for trading on the TSX under the symbol "HYG" and on Nasdaq under the symbol "HYGS". On June 11, 2009, being the last trading day prior to the date of announcement of the Transaction, the closing price of the Hydrogenics Shares on the TSX was C$0.78 per Hydrogenics Share and on Nasdaq was $0.72 per Hydrogenics Share, and on June 25, 2009 was C$0.57 and $0.55, respectively.

        Hydrogenics has made an application to list the New Hydrogenics Shares on the TSX. The TSX has conditionally approved the listing of the New Hydrogenics Shares on the TSX under the symbol "HYG", which approval is subject to the realization of certain conditions, including (i) Hydrogenics Shareholders approving the Arrangement at the Meeting, (ii) the closing of the Arrangement, (iii) the filing of all documents required by the TSX and payment of the fees required pursuant to the policies of the TSX, and (iv) New Hydrogenics meeting the continued listing requirements of the TSX.

        Hydrogenics has notified Nasdaq of the substitution listing of the New Hydrogenics Shares for the Hydrogenics Shares on Nasdaq upon completion of the Arrangement. The New Hydrogenics Shares will trade on Nasdaq under the symbol "HYGS". Nasdaq's acceptance of the substitution listing of the New Hydrogenics Shares for the Hydrogenics Shares is subject to receipt by Nasdaq of all forms and documents, and the payment of all fees, required by Nasdaq, as well as compliance by New Hydrogenics with the continued listing requirements of Nasdaq.

        New Hydrogenics expects that it will be able to satisfy all of the requirements of the TSX and Nasdaq relating to the listing of the New Hydrogenics Shares upon or prior to completion of the Arrangement.

Timing

        If the Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions of the Arrangement are satisfied or waived, Hydrogenics will apply to the Court for the Final Order approving the

Arrangement. If the Final Order is obtained in form and substance satisfactory to Hydrogenics, and all other conditions to completion are satisfied or waived, including with respect to the Offers, Hydrogenics expects the Effective Date of the Arrangement to occur in early September, 2009.

Certificates representing New Hydrogenics Shares

        Upon the Arrangement becoming effective, the existing certificates for Hydrogenics Shares will represent New Hydrogenics Shares. Hydrogenics Shareholders do not need to take any action to replace the certificates representing their Hydrogenics Shares for certificates representing New Hydrogenics Shares.

Canadian Securities Laws Considerations

        It is anticipated that the New Hydrogenics Shares, the New Hydrogenics Options, the New Hydrogenics DSUs and the New Hydrogenics RSUs to be granted to Hydrogenics Shareholders and holders of Hydrogenics Options, Hydrogenics DSUs and Hydrogenics RSUs pursuant to the Arrangement (including the New Hydrogenics Shares issuable upon the valid exercise of the New Hydrogenics Options), as applicable, will be issued in reliance on exemptions from the prospectus and registration requirements of applicable securities laws. The first trade of New Hydrogenics Shares (including New Hydrogenics Shares issuable upon the valid exercise of the New Hydrogenics Options) will not be subject to any restricted or hold period in Canada if:

  (a)
  at the time of such first trade, New Hydrogenics is and has been a reporting issuer, or the equivalent under the legislation of a jurisdiction of Canada, for at least four months (New Hydrogenics will be a reporting issuer after closing of the Arrangement, or the equivalent in certain of such jurisdictions, and pursuant to National Instrument 45-102 (Resale of Securities) will be deemed to have been a reporting issuer, or the equivalent in certain of such jurisdictions, for more than four months);

  (b)
  no unusual effort is made to prepare the market or to create a demand for the New Hydrogenics Shares which are the subject of the trade;

  (c)
  no extraordinary commission or consideration is paid to a person or company in respect of the trade;

  (d)
  if the seller of the securities is an insider or officer of New Hydrogenics, the seller has no reasonable grounds to believe that New Hydrogenics is in default of any requirement of the applicable securities legislation; and

  (e)
  the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of New Hydrogenics so as to affect materially the control of New Hydrogenics (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of New Hydrogenics is deemed, in the absence of evidence to the contrary, to affect materially the control of New Hydrogenics).

U.S. Securities Laws Considerations

        The New Hydrogenics Shares to be granted to Hydrogenics Shareholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such New Hydrogenics Shares will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States. Section 3(a)(10) of the U.S. Securities Act exempts from registration under such Act securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, with respect to the New Hydrogenics Shares to be issued to Hydrogenics Shareholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of the effect of the Final Order.

        The New Hydrogenics Options, New Hydrogenics DSUs and New Hydrogenics RSUs to be granted on the Effective Date are not transferable. The New Hydrogenics Shares received pursuant to the Arrangement may be resold without restriction under the U.S. Securities Act by persons who are not "affiliates" of New Hydrogenics after the Effective Time or of Hydrogenics or New Hydrogenics within 90 days before the Effective Time. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise. Usually, persons who are directors, executive officers and 10% or greater shareholders of an issuer are considered to be its affiliates. Hydrogenics Shareholders who are affiliates of New Hydrogenics after the Effective Time or of Hydrogenics or New Hydrogenics within 90 days before the Effective Time will be subject to restrictions under the U.S. Securities Act on the resale of New Hydrogenics Shares received by them in the Arrangement. However, such affiliates may resell such New Hydrogenics Shares without registration under the U.S. Securities Act immediately, either (a) outside the United States pursuant to and in accordance with Regulation S under the U.S. Securities Act as described below or (b) in a transaction exempt from such registration requirements.

        Subject to certain limitations, at any time that New Hydrogenics is a "foreign private issuer", as defined in Rule 405 under the U.S. Securities Act, Hydrogenics Shareholders who are affiliates of New Hydrogenics after the Effective Time or of Hydrogenics or New Hydrogenics within 90 days before the Effective Time may immediately resell the New Hydrogenics Shares they receive under the Arrangement outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, such persons may resell such New Hydrogenics Shares in an "offshore transaction" if (i) no offer is made in the United States, (ii) either (A) at the time the buyer's buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer is outside the United States, or (B) the transaction is executed in, on or through a "designated offshore securities market" (which would include a sale through the TSX) if neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States, and (iii) neither the seller, any affiliate of the seller or any person acting on any of their behalf engages in any "directed selling efforts" in the United States. For the purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. In addition, no more than the usual and customary broker's commission that would be received by a person executing such transaction as agent may be paid. Certain additional restrictions will apply to a person who is an affiliate of New Hydrogenics other than solely by virtue of his or her status as an officer or director of New Hydrogenics. New Hydrogenics is under no obligation to remain a "foreign private issuer".

        THE NEW HYDROGENICS SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OR TERRITORY OF CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the New Hydrogenics Shares received upon completion of the Arrangement. Holders of New Hydrogenics Shares may be subject to additional restrictions, including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable United States state securities laws. All holders of New Hydrogenics Shares are urged to consult with their counsel to ensure that the resale of New Hydrogenics Shares complies with applicable securities legislation.

Risk Factors

        Hydrogenics Shareholders should carefully consider the following risk factors relating to the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Hydrogenics Shareholders should also carefully consider the risks relating to our business, which are set forth in our annual information form, which is incorporated by reference in this Proxy Circular. The risks described in our annual information form will continue to apply to us after the Arrangement, and some of these risks may increase. If any of the risks relating to the Arrangement or our business were to materialize, our financial condition, results of operations and prospects would likely be adversely affected. All of the risks below should be considered by Hydrogenics Shareholders in conjunction with other information included in this Proxy Circular, including the Appendices attached hereto.

Absence of Organized Market

        Before the Arrangement, no market existed for the trading of the New Hydrogenics Shares and there can be no assurance that an active post-Arrangement market will develop or be maintained. Factors such as the financial results of New Hydrogenics, and the general economic condition of its industry could cause the price of the New Hydrogenics Shares to fluctuate.

Exchange Listings

        Although the TSX has conditionally approved the Arrangement and the listing of the New Hydrogenics Shares and Nasdaq has been notified of the substitution of the New Hydrogenics Shares for the Hydrogenics Shares on Nasdaq, there can be no assurance that New Hydrogenics will continue to meet the continued listing requirements of the TSX and Nasdaq. See also "Information Respecting New Hydrogenics".

Completion of Offers

        Completion of the Arrangement is conditional on Hydrogenics taking up under the Offers. Take-up under the Offers is subject to a number of conditions which are described under "Support Agreement — Conditions to the Offers" including the Minimum Tender Condition and approval of the Amendment Resolution. If a condition to the Offers is not satisfied or waived prior to the Expiry Time, the Offers and the Arrangement will not be completed.

Regulatory Requirements

        A delay in obtaining regulatory approvals, or the imposition of unfavorable terms or conditions for such approvals, could prevent us from completing the Arrangement in a timely manner or at all or increase our costs associated with the Arrangement. Any significant delay in obtaining the required regulatory approvals, or a failure to obtain such approvals, could result in the failure to complete the Arrangement.

Dissent Rights

        Hydrogenics Shareholders do not have the right to dissent from the Arrangement Resolution.

THE OFFERS

        This section of the Proxy Circular describes the material provisions of the Offers but does not purport to be complete and may not contain all of the information about the Offers that is important to a particular Hydrogenics Shareholder. This summary is qualified in its entirety by reference to the Bid Circular, which is expected to be sent to Algonquin unitholders and Algonquin debentureholders in early August, 2009. Copies of the Bid Circular will be made available on SEDAR at www.sedar.com.

Description of the Offers

        The Offers provide that Hydrogenics will offer New Common Shares to Algonquin unitholders in exchange for their units of Algonquin, on a one-for-one basis. Debentureholders of Algonquin will also be offered to exchange their convertible debentures for New Common Shares or convertible debentures of Hydrogenics on terms that will be set forth in detail in the Bid Circular. It is expected that the Bid Circular will be mailed to Algonquin unitholders and Algonquin debentureholders shortly and will expire concurrently with completion of the Arrangement. Assuming the Minimum Tender Condition is met at the Expiry Time, and the other conditions to the Offers are satisfied by Hydrogenics at the Expiry Time, Hydrogenics will immediately compulsorily acquire the remaining Algonquin units in accordance with the Algonquin Declaration of Trust, as amended by the Amendment Resolution.

Effect of the Offers

        Completion of the Offers will result in, among other things, Hydrogenics being wholly-owned by Algonquin securityholders who accept the Offers, and Algonquin being a subsidiary entity of Hydrogenics. Old Hydrogenics will be renamed New Algonquin and will be listed on the TSX.

Required Approvals

        Completion of the Offers, including the creation and issuance of New Common Shares in connection with the Offers, will only take place if the Arrangement Resolution is approved by Hydrogenics Shareholders, such resolution requiring the approval of at least 66 2/3% of the votes cast by Hydrogenics Shareholders, voting in person or by proxy at the Meeting. Completion of the Offers is also subject to (i) the other approvals referenced under "The Arrangement — Required Approvals" and (ii) Competition Act Clearance noted below.

Competition Act Approval

        Under the Competition Act, the acquisition of an interest in a combination that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded (a "Notifiable Transaction"). Where a transaction constitutes a Notifiable Transaction, certain information must be provided to the Commissioner and the transaction may not be completed until the expiry or termination of all applicable statutory waiting periods, or unless the Commissioner waives the obligation to file a pre-merger notification.

        Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if he or she is of the view that the transaction is likely to prevent or lessen competition substantially.

        Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an Advance Ruling Certificate (an "ARC") in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to a file a pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner determines not to issue an ARC, she may still provide a letter in which she advises that she is of the view that grounds do not exist to file an application pursuant to the merger provisions of the Competition Act and waives the obligation to make a pre-merger notification filing in accordance with subsection 113(c) of the Competition Act (a "no-action letter").

        The Offers constitute a Notifiable Transaction under the Competition Act, and as such, Hydrogenics must comply with the merger notification provisions of the statute. On June 25, 2009, Hydrogenics requested the issuance of an ARC, or in the alternative, a no-action letter. Completion of the Offers is, among other things, conditional upon Competition Act Clearance.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

        In the opinion of Bennett Jones LLP, special Canadian tax counsel to Hydrogenics, the following fairly summarizes the principal Canadian federal income tax consequences generally applicable to

  •
  Hydrogenics Shareholders in respect of the exchange (the "Share Exchange") of Hydrogenics Shares for New Hydrogenics Shares; and

  •
  Hydrogenics Optionholders in respect of the exchange (the "Option Exchange") of Hydrogenics Options for New Hydrogenics Options;

pursuant to the Arrangement. This summary does not discuss the Canadian federal income tax consequences applicable to holders of Hydrogenics DSUs or Hydrogenics RSUs who exchange such units for New Hydrogenics DSUs or New Hydrogenics RSUs. Such holders should consult their own tax advisors with respect to the consequences to them of the Arrangement having regard to their own particular circumstances.

        Comment in respect of the Share Exchange is restricted to Hydrogenics Shareholders, wherever resident, each of whom for the purposes of the Tax Act at all material times

  •
  deals at arm's length with Hydrogenics and New Hydrogenics;

  •
  holds all Hydrogenics Shares, and will hold all New Hydrogenics Shares received on the Share Exchange, solely as capital property;

  •
  is not affiliated with Hydrogenics or New Hydrogenics;

  •
  is not a "financial institution" or "specified financial institution";

  •
  is not exempt from tax under Part I of the Tax Act;

  •
  will not, and no person with whom a Hydrogenics Shareholder does not deal at arm's length will, alone or in any combination immediately after the Arrangement control New Hydrogenics or hold shares in its capital representing more than 50% of the fair market value of all issued shares in its capital;

  •
  has not filed an election pursuant to subsection 261(3) of the Tax Act;

and an interest in whom is not a "tax shelter investment" (each, in this summary, a "Holder").

        A Holder's Hydrogenics Shares generally will be considered to be capital property of the Holder unless they were held in the course of carrying on a business or an adventure in the nature of trade, or as "mark to market" properties. Certain Holders who are resident in Canada for the purposes of the Tax Act may be entitled to elect irrevocably under subsection 39(4) of the Tax Act that the Holder's Hydrogenics Shares, and each other "Canadian security" (as defined for the purposes of the Tax Act) owned by the Holder in the year in which the election is made or any subsequent year, be deemed to be capital property.

        Comment in respect of the Option Exchange is restricted to Hydrogenics Optionholders, wherever resident, each of whom for the purposes of the Tax Act at all material times:

  •
  is a current or former employee of Hydrogenics or a corporation with which Hydrogenics did not, at the time the relevant Hydrogenics Option was granted, deal at arm's length;

  •
  deals at arm's length with Hydrogenics or the non-arm's length corporation at all relevant times; and

  •
  received all of his or her Hydrogenics Options in the course of or by virtue of such employment at a time when Hydrogenics was not a "Canadian-controlled private corporation" for the purposes of the Tax Act,

(each, in this summary, an "Optionee").

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, and all amendments thereto publicly announced by the government of Canada to the date hereof, and on counsel's understanding of the current written published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other material change to any relevant law or practice, although no assurance can be given in these respects. This summary does not take into account or anticipate any provincial, territorial or foreign income tax considerations, or any tax treaty.

        This summary is of a general nature only, is not exhaustive, and is not and is not to be construed as, tax advice to any particular Holder or Optionee. Each Holder and each Optionee is urged to consult the Holder's or Optionee's own tax advisers with respect to all tax consequences of the Arrangement applicable to the Holder's or Optionee's particular circumstances.

The Share Exchange

General

        Provided that the fair market value of the New Hydrogenics Shares as of the Effective Time does not exceed the paid-up capital of the Hydrogenics Shares as determined for purposes of the Tax Act ("PUC"), a Holder whose Hydrogenics Shares are exchanged for New Hydrogenics Shares pursuant to the Share Exchange will realize a capital gain (capital loss) equal to the amount by which the fair market value of the Holder's New Hydrogenics Shares, less reasonable costs of disposition, exceeds (is exceeded by) the adjusted cost base ("ACB") of the Holder's Hydrogenics Shares determined immediately before the Share Exchange.

        Whether the foregoing proviso is satisfied is a question of fact that can only be determined after the Effective Time. However, management of Hydrogenics has advised tax counsel that it believes that the proviso will be satisfied in the circumstances of the Arrangement, and this view appears reasonable in those circumstances.

        If the proviso is not satisfied, the Holder will be deemed to have received a dividend from Hydrogenics equal to the amount by which the fair market value of the Holder's New Hydrogenics Shares as of the Effective Time exceeds the PUC of the Holder's Hydrogenics Shares. The Holder will also realize a capital gain (capital loss) equal to the amount by which the fair market value of the Holder's New Hydrogenics Shares, (net of the deemed dividend, if any, and reasonable costs of disposition) exceeds (is exceeded by) the ACB of the Hydrogenics Shares to the Holder.

Holders Resident in Canada

        This part of the summary is restricted to Holders who are resident or deemed to be resident in Canada for the purposes of the Tax Act (each, in this summary, a "Resident Holder").

        A Resident Holder will be required to include in income an amount equal to that portion of the fair market value of the Resident Holder's New Hydrogenics Shares, if any, that is deemed to be a dividend. If the Resident Holder is an individual, the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations will apply to the deemed dividend. Tax counsel has been advised that Hydrogenics currently does not intend to designate any such deemed dividend as an "eligible dividend" for the purposes of the enhanced gross-up and dividend tax credit rules. If the Resident Holder is a corporation, it will (subject to the potential application of the capital gains stripping rules in subsection 55(2) of the Tax Act) generally be entitled to deduct the amount of the deemed dividend, if any, from its taxable income. A corporate Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on the deemed dividend (if any).

        The Resident Holder will also be required to include one half of any capital gain realized on the Share Exchange ("taxable capital gain") in income in the taxation year in which the Share Exchange occurs. The Resident Holder may deduct one half of any loss realized on the Share Exchange ("allowable capital loss") from taxable capital gains realized in the taxation year and, to the extent not so deductible, from taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year. The Resident

Holder will acquire the New Hydrogenics Shares at a cost equal to the fair market value of the Resident Holder's Hydrogenics Shares at the time of the Share Exchange.

        A capital loss incurred on the Share Exchange by a Resident Holder that is a corporation may, to the extent and under circumstances set out in the Tax Act, be reduced by the amount of certain dividends that it has previously received or been deemed to have received on its Hydrogenics Shares (or on other shares for which its Hydrogenics Shares were substituted or exchanged). Similar rules may apply to Hydrogenics Shares owned by a Resident Holder that is a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

        A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional 6 2/3% refundable tax in respect of net taxable capital gains, if any, that it realizes on the Share Exchange.

Holders Not Resident in Canada

  This part of the summary is restricted to Holders

  •
  who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada; and

  •
  whose Hydrogenics Shares are not at any relevant time "taxable Canadian property" or "designated insurance property" (as those terms are defined for the purposes of the Tax Act), and are not used or held, or deemed to be used or held, in the course of carrying on a business in Canada.

(each, in this summary, a "Non-resident Holder").

        A Non-resident Holder's Hydrogenics Shares generally will not be taxable Canadian property at any relevant time provided that neither the Non-resident Holder, nor any one or more other persons with whom the Non-resident Holder does not deal at arm's length, alone or in any combination directly or indirectly, at any time in the 60 months immediately preceding the Arrangement, held or had rights to acquire 25% or more of the issued shares of any class in Hydrogenics' capital.

        A Non-resident Holder will be required to pay Canadian withholding tax on an amount equal to that portion of the fair market value of the Non-resident Holder's New Hydrogenics Shares, if any, that is deemed to be a dividend at the rate of 25% of the gross amount of the deemed dividend, or such lower rate as may be available under an applicable tax treaty. The Non-resident Holder will not otherwise incur any additional liability for Canadian federal income tax in respect of the Share Exchange.

The Option Exchange

Optionees Resident in Canada

        This part of the summary is restricted to Optionees who are resident in Canada for the purposes of the Tax Act (each, in this summary, a "Resident Optionee").

        A Resident Optionee whose Hydrogenics Options are exchanged solely for New Hydrogenics Options pursuant to the Option Exchange will be deemed for Canadian federal income tax purposes not to have disposed of the Hydrogenics Options, and consequently will not thereby have incurred any liability for Canadian federal income tax as a consequence of the Option Exchange, provided that

  •
  the total value, immediately after the Option Exchange, of the New Hydrogenics Shares that the Resident Optionee is entitled to receive on exercise of the New Hydrogenics Options, less the amount payable, if any, by the Resident Optionee to acquire the New Hydrogenics Shares, does not exceed

  •
  the total value, immediately before the Option Exchange, of the Hydrogenics Shares that the Resident Optionee would have been entitled to receive on exercise of the Hydrogenics Options, less the amount, if any, that would have been payable by the Resident Optionee to acquire the Hydrogenics Shares.

        Whether this proviso will be satisfied is a question of fact that can only be determined as of the Effective Date. However, the exchange ratio and other terms affecting the Option Exchange under the Arrangement have been structured with the intent that no Optionee should receive an economic advantage or net benefit as a result of the Option Exchange, such that the proviso is intended to be satisfied.

Optionees Not Resident in Canada

        This part of the summary is restricted to Optionees who are not resident in Canada for the purposes of the Tax Act (each, in this summary, a "Non-resident Optionee").

        A Non-resident Optionee whose Hydrogenics Options are exchanged for New Hydrogenics Options pursuant to the Option Exchange will, to the extent that he or she received the Hydrogenics Options in the course of employment duties performed in Canada, generally be subject to the same Canadian federal income tax rules applicable to Resident Optionees described above (see "Optionees Resident in Canada").

        The Non-resident Optionee generally will not be subject to Canadian federal income tax as a result of the Option Exchange to the extent that he or she received Hydrogenics Options entirely in respect of employment duties performed outside Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a limited discussion of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the U.S. Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Hydrogenics has not requested, and does not intend to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences of the Arrangement.

        Notice Pursuant to U.S. Internal Revenue Service Circular 230: This is to advise you in accordance with U.S. Treasury Regulations that: (a) any discussion of U.S. federal tax issues set forth herein, including attachments, is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed under the U.S. Internal Revenue Code of 1986, as amended; (b) such discussion is written to support the promotion or marketing of the transactions or matters addressed herein; and (c) each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Scope of this Disclosure

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings, and published administrative positions of the IRS, in each case, as in effect and available as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Hydrogenics Shares that receives New Hydrogenics Shares pursuant to the Arrangement and that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

        For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of Hydrogenics Shares that receives New Hydrogenics Shares pursuant to the Arrangement and that is not for U.S. federal income tax purposes a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences of the Arrangement.

Transactions Not Addressed

        This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

  •
  any exercise, conversion, assumption, disposition, exchange, or other transaction involving options, warrants, or other rights to acquire Hydrogenics Shares;

  •
  any conversion into Hydrogenics Shares of any Hydrogenics notes, debentures, or other debt instruments;

  •
  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving Hydrogenics RSUs, Hydrogenics DSUs, New Hydrogenics RSUs, or New Hydrogenics DSUs;

  •
  any exercise, conversion, assumption, disposition, exchange, or other transaction involving options, warrants, or other rights to acquire New Hydrogenics Shares; and

  •
  any transaction, other than the Arrangement, in which Hydrogenics Shares or New Hydrogenics Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that beneficially own Hydrogenics Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Hydrogenics Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders of Hydrogenics RSUs and Hydrogenics DSUs; (i) U.S. Holders that beneficially own Hydrogenics Shares other than as a capital asset within the meaning of Section 1221 of the Code; (j) U.S. Holders who are U.S. expatriates or former long term residents of the United States; (k) U.S. Holders that beneficially own (directly, indirectly, or by attribution) 5 percent or more, by voting power or value, of the equity interests of Hydrogenics; and (l) U.S. Holders that own units or convertible debentures of Algonquin immediately prior to the Arrangement. Furthermore, this summary does not address the U.S. federal income tax consequences of the Arrangement to Hydrogenics, New Hydrogenics, or Algonquin. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences of the Arrangement.

        If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes beneficially owns Hydrogenics Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences of the Arrangement.

        This summary does not address the U.S. state, local, estate, gift, inheritance, or non-U.S. tax consequences to U.S. Holders of the Arrangement. Each U.S. Holder should consult its own tax advisors regarding the U.S. state, local, estate, gift, inheritance, or non-U.S. tax consequences of the Arrangement.

Tax Consequences of the Ownership of New Hydrogenics Shares Not Addressed

        This summary does not address the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of New Hydrogenics Shares received pursuant to the Arrangement. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, non-U.S., and other tax consequences of the ownership and disposition of New Hydrogenics Shares received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

        No legal authority directly addresses the proper characterization of the Arrangement for U.S. federal income tax purposes. In addition, the Arrangement will be effected under applicable provisions of Canadian law, which are technically different from analogous provisions of U.S. law. Accordingly, the U.S. federal income tax consequences of the Arrangement to U.S. Holders are uncertain. Subject to such uncertainty, the exchange of Hydrogenics Shares for New Hydrogenics Shares pursuant to the Arrangement is expected to be taxable to U.S. Holders for U.S. federal income tax purposes (a "Taxable Transaction"). However, Hydrogenics has not requested, and does not intend to request, a ruling from the IRS or an opinion of counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Thus, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a Taxable Transaction or that the U.S. courts will uphold the status of the Arrangement as a Taxable Transaction in the event of such an IRS challenge. The discussion below sets forth the U.S. federal income tax consequences of the Arrangement to U.S. Holders of Hydrogenics Shares, assuming that the Arrangement is treated as a Taxable Transaction and assuming alternatively that the Arrangement qualifies in pertinent part as a reorganization within the meaning of Section 368(a) of the Code (a "Tax-Deferred Transaction"). U.S. Holders should consult their own U.S. tax advisors regarding the tax consequences of the Arrangement to them and the proper tax reporting of an exchange of Hydrogenics Shares for New Hydrogenics Shares pursuant to the Arrangement.

Treatment as a Taxable Transaction

        If the Arrangement is treated as a Taxable Transaction for U.S. federal income tax purposes, then the following U.S. federal income tax consequences should result for U.S. Holders, subject to the "passive foreign investment company" ("PFIC") rules discussed below:

  (a)
  a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the New Hydrogenics Shares received in exchange for Hydrogenics Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Hydrogenics Shares exchanged;

  (b)
  the tax basis of a U.S. Holder in the New Hydrogenics Shares received in exchange for Hydrogenics Shares pursuant to the Arrangement will be equal to the fair market value (expressed in U.S. dollars) of such New Hydrogenics Shares on the Effective Date of the Arrangement;

  (c)
  the holding period of a U.S. Holder for the New Hydrogenics Shares received in exchange for Hydrogenics Shares pursuant to the Arrangement will begin on the day after the Effective Date of the Arrangement; and

  (d)
  U.S. Holders who exchange Hydrogenics Shares for New Hydrogenics Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs.

        If Hydrogenics is not classified as a PFIC for any taxable year in which a U.S. Holder beneficially owns or owned Hydrogenics Shares, then any gain or loss described in clause (a) immediately above generally will be capital gain or loss, which will be long-term capital gain or loss if such Hydrogenics Shares have been beneficially owned for more than one year on the Effective Date of the Arrangement. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Tax Consequences If the Arrangement Qualifies as a Tax-Deferred Transaction

        If the Arrangement qualifies as a Tax-Deferred Transaction, then the following U.S. federal income tax consequences should result for U.S. Holders, subject to the PFIC rules discussed below:

  (a)
  no gain or loss will be recognized by a U.S. Holder on the exchange of Hydrogenics Shares for New Hydrogenics Shares pursuant to the Arrangement;

  (b)
  the tax basis of a U.S. Holder in the New Hydrogenics Shares acquired in exchange for Hydrogenics Shares pursuant to the Arrangement will be equal to such U.S. Holder's tax basis in Hydrogenics Shares exchanged;

  (c)
  the holding period of a U.S. Holder for the New Hydrogenics Shares acquired in exchange for Hydrogenics Shares pursuant to the Arrangement will include such U.S. Holder's holding period for Hydrogenics Shares exchanged; and

  (d)
  U.S. Holders who exchange Hydrogenics Shares for New Hydrogenics Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs.

        The IRS could challenge a U.S. Holder's treatment of the Arrangement as a Tax-Deferred Transaction. If such treatment were successfully challenged, then the Arrangement should be treated as a Taxable Transaction, with the consequences discussed immediately above (including the recognition of any gain realized on the exchange of Hydrogenics Shares for New Hydrogenics Shares).

Tax Consequences If Hydrogenics Classified as a PFIC

        A U.S. Holder of Hydrogenics Shares would be subject to a special, adverse tax regime in respect of the Arrangement if Hydrogenics were classified as a PFIC within the meaning of Section 1297 of the Code for any taxable year during which such U.S. Holder beneficially owned Hydrogenics Shares.

        A non-U.S. corporation is classified as a PFIC for each taxable year during which (a) 75 percent or more of its gross income consists of certain "passive" income (as defined for U.S. federal income tax purposes) or (b) 50 percent or more of the average value of all of its assets produces or is held for the production of certain passive income. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account a pro rata share of the income and assets of each corporation of which it owns, directly or indirectly, at least 25 percent of the stock (by value).

        Hydrogenics believes that it is not a PFIC and based on current business plans and financial projections, Hydrogenics does not expect to be a PFIC during the current taxable year. However, PFIC classification is factual in nature and generally cannot be determined until the close of the taxable year in question. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, no assurance can be provided that Hydrogenics is not a PFIC. The application of the PFIC rules could have materially adverse tax consequences for a U.S. Holder. For example, if Hydrogenics is classified as a PFIC with respect to a U.S. Holder, then the Arrangement may be treated as a taxable exchange even if the Arrangement otherwise qualifies as a Tax-Deferred Transaction, resulting in the recognition of gain but not the recognition of loss (except as otherwise provided under the Code). Furthermore, if in such case the Arrangement is treated as a taxable exchange under the PFIC rules, and such U.S. Holder realizes gain on the exchange, then such U.S. Holder would be required to recognize such gain ratably over the period during which it beneficially owned the Hydrogenics Shares (including prior taxable years), pay income tax on such gain at the highest applicable tax rate for such years, and also pay an interest charge. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the Arrangement.

Foreign Tax Credit

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled, subject to a number of complex limitations, to claim the amount of such tax as a deduction for U.S. federal income tax purposes or as a foreign tax credit against such U.S. Holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Because of the complexity of the foreign tax credit limitations, each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Backup Withholding Tax and Information Reporting

        U.S. Holders generally are subject to information reporting requirements and may be subject to backup withholding tax. Backup withholding tax generally applies to certain payments made to non-corporate U.S. Holders who do not timely furnish to the payor a correct taxpayer identification number (and in the case of individuals, a correct social security number) and certain certifications, or who are otherwise subject to backup withholding. U.S. Holders who fail to meet these requirements may be subject to backup withholding tax (at the applicable rate, currently 28 percent) with respect to amounts received pursuant to the Arrangement. Backup withholding will not apply to a U.S. Holder who timely provides a properly completed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, provided the required information is provided to the IRS.

INFORMATION RESPECTING NEW HYDROGENICS

General Information

        New Hydrogenics was incorporated under the CBCA on June 10, 2009 for the express purpose of participating in the Arrangement. New Hydrogenics has not carried on, and will not carry on, any other business from its incorporation to the Effective Date. From the date of incorporation to the Effective Date, Hydrogenics has controlled and will control New Hydrogenics.

        Following the completion of the Arrangement, New Hydrogenics will use its assets and the proceeds of the Transaction, net of transaction related expenses, of approximately C$9.3 million to carry out the business as carried on by Hydrogenics prior to the completion of the Arrangement. New Hydrogenics' head office will be located at 5985 McLaughlin Road, Mississauga, Ontario, Canada, L5R 1B8.

New Hydrogenics Share Incentive Plans

        The Board of Directors has recently approved certain administrative and technical amendments to the Hydrogenics Option Plan, the Hydrogenics RSUP and the Hydrogenics DSUP (collectively, the "Amended Hydrogenics Share Incentive Plans"). The Amended Hydrogenics Share Incentive Plans are currently in force and do not require approval of Hydrogenics Shareholders because (i) in the case of the Hydrogenics RSUP and the Hydrogenics DSUP, applicable securities laws do not require shareholder approval as the plans do not provide for the issuance of securities from treasury and (ii) in the case of the Hydrogenics Option Plan, the amendments are of an administrative and technical nature and are permitted to be made without shareholder approval under the express terms of the plan. As part of the Arrangement, New Hydrogenics will adopt "mirror" Amended Hydrogenics Share Incentive Plans, consisting of the New Hydrogenics Option Plan, the New Hydrogenics RSUP and the New Hydrogenics DSUP (collectively, the "New Hydrogenics Share Incentive Plans"). The Amended Hydrogenics Share Incentive Plans and, assuming completion of the Arrangement, the New Hydrogenics Share Incentive Plans are described in more detail in Appendix "G".

Governance and Management

        Immediately prior to the completion of the Arrangement, the board of directors of New Hydrogenics will consist of those same individuals who then make up the Board of Directors, currently being Norman M. Seagram (Chair), Douglas S. Alexander, Michael Cardiff, Joseph Cargnelli, Henry J. Gnacke, V. James Sardo and Daryl Wilson. In addition, the management team of New Hydrogenics will consist of the same individuals who then make up the management team of Hydrogenics, currently being Daryl Wilson (President and Chief Executive Officer), Lawrence Davis (Chief Financial Officer and Corporate Secretary), Joseph Cargnelli (Chief Technology Officer), Wido Westbroek (Vice President and General Manager) and Jennifer Barber (Vice President, Finance and Corporate Controller).

        As a result of the Divesture Agreement and the Plan of Arrangement, all of the officers and employees will be transferred to New Hydrogenics conditional and effective on the completion of the Transaction, on terms and conditions of employment that are identical to those that are in effect with old Hydrogenics immediately prior to the completion of the Transaction. The officers and certain employees of Hydrogenics are parties to and have the benefit of various employment agreements. Provisions in these agreements include potential entitlements to payments where employment is not effectively assigned to a successor employer. Each of Daryl Wilson (President and Chief Executive Officer), Joseph Cargnelli (Chief Technology Officer), Wido Westbroek (Vice President and General Manager) and Jennifer Barber (Vice President, Finance and Corporate Controller) have entered into "mirror" employment agreements with New Hydrogenics, conditional and effective upon the completion of the Transaction, and pursuant to such agreements have further agreed to waive and release any rights, payment, benefit or entitlement such officer might have, including, without limitation, any payments which arise solely as a consequence of the completion of the Transaction. Furthermore, as a result of the Plan of Arrangement, old Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature of any kind whatsoever with respect to the Divested Assets and Assumed Liabilities and all actions, causes of action, claims or proceedings only with respect to or in connection with the Plan of Arrangement, based on or in any way relating to the Hydrogenics Shares, the Hydrogenics RSUs, the Hydrogenics DSUs, the Hydrogenics Options, the Divested Assets and the Assumed Liabilities will be deemed to have been settled, compromised, released and determined without liability except as set forth in the Plan of Arrangement.

        New Hydrogenics will adopt the same by-laws, corporate governance guidelines, board mandate, terms of reference for directors, committee mandates, committee chair terms of reference, chief executive officer terms of reference, code of ethics, and all other policies, guidelines and operational practices as are currently in effect for Hydrogenics.

Share Consolidation

        Hydrogenics Shareholders approved a special resolution at the annual and special meeting of Hydrogenics Shareholders on May 13, 2009, which gave authority to the Board of Directors to implement a share consolidation with respect to the Hydrogenics Shares at any time before March 24, 2010, within the limits described in the 2009 Proxy Circular. To give effect to the wishes of the Hydrogenics Shareholders, who will become shareholders of New Hydrogenics upon completion of the Transaction, the New Hydrogenics board of directors, and Hydrogenics as its sole shareholder, approved a resolution on June 11, 2009 such that the share consolidation may be effected after completion of the Transaction in respect of the New Hydrogenics Shares on identical terms. The New Hydrogenics board of directors resolution provides that New Hydrogenics Shares may be consolidated on the basis of a ratio within the range of one post-consolidation New Hydrogenics Share for every 10 pre-consolidation New Hydrogenics Shares to one post-consolidation New Hydrogenics Share for every 25 pre-consolidation New Hydrogenics Shares, with the ratio to be selected and implemented by the New Hydrogenics board of directors in its sole discretion, if at all, at any time prior to March 24, 2010.

        Should the Board of Directors, however, determine to implement the share consolidation prior to completion of the Transaction, Hydrogenics Shareholders will be notified and the share consolidation in respect of the New Hydrogenics Shares will not be implemented.

2008 Base Shelf Prospectus and F-10 Registration Statement

        As Hydrogenics no longer maintains the aggregate market value of the public float of its outstanding common shares to use the registration statement dated September 23, 2008 on Form F-10, filed with the SEC, Hydrogenics will withdraw the registration statement at or prior to the filing of its 2008 Annual Report on Form 20-F (expected to be filed on or prior to June 30, 2009). In addition, Hydrogenics also intends to withdraw its base shelf prospectus dated September 23, 2008 filed with certain provincial securities authorities in Canada prior to completion of the Transaction. New Hydrogenics will not be eligible to use such prospectus as a result of the Transaction.

VOTING INFORMATION

Who Can Vote

        Registered holders of Hydrogenics Shares at 5:00 p.m. (Toronto time) on June 23, 2009, the Record Date, can vote at the Meeting. Each Hydrogenics Share has the right to one vote. In accordance with the provisions of the CBCA, we have prepared a list of registered Hydrogenics Shareholders as at 5:00 p.m. (Toronto time) on the Record Date. Each registered Hydrogenics Shareholders named in the list will be entitled to vote at the Meeting the number of Hydrogenics Shares shown opposite the shareholder's name on such list.

        As at June 23, 2009, there are outstanding 92,405,666 Hydrogenics Shares. To the knowledge of our directors and officers. As at June 23, 2009, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights capable of being exercised at the Meeting other than General Motors Corporation, which owns 11,364,006 Hydrogenics Shares, representing 12.3% of the Hydrogenics Shares.

How You Can Vote

        If you are a registered Hydrogenics Shareholder, you may vote your Hydrogenics Shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the form of proxy and following the delivery instructions contained in the forms of proxy and this Proxy Circular. The giving of a proxy will not affect the right of a registered shareholder to attend and vote in person at the Meeting.

        Only registered Hydrogenics Shareholders, or the persons they appoint as their proxy holders, are customarily permitted to attend and vote at the Meeting. However, in many cases, Hydrogenics Shares beneficially owned by non-registered holders are registered either (a) in the name of an intermediary that the non-registered holder deals with in respect of the Hydrogenics Shares (the "Intermediary"), or (b) in the name of a depositary in whose name Hydrogenics Shares beneficially owned by a shareholder are registered ("Depositary"), such as CDS & Co., the registration name for The Canadian Depository for Securities Limited ("CDS"), in which the Intermediary is a participant.

        In accordance with the requirements of Canadian securities laws, we have distributed copies of the Notice of Special Meeting, the Proxy Circular and the proxy (collectively, the "Meeting Materials") to Intermediaries and Depositaries for onward distribution to non-registered holders.

        Intermediaries are required to forward Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

  (a)
  be given a proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the non-registered holder but which is otherwise uncompleted. This proxy need not be signed by the non-registered holder; or

  (b)
  more typically, be given a voting instruction form that must be completed and signed by the non-registered holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone and internet with the use of a control number provided on the voting instruction form).

        The purpose of these procedures is to permit non-registered holders to direct the voting of the Hydrogenics Shares they beneficially own. Should a non-registered holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered holder), the non-registered holder should strike out the names of the persons named in the proxy received from the Intermediary and insert the name of the non-registered holder (or such other person voting on behalf of the non-registered holder) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, non-registered holders should carefully follow the instructions of their Intermediaries, including instructions regarding when and where the proxy (or voting instruction form) is to be delivered.

        In either case, please ensure that you deliver your proxy in the manner described in this Proxy Circular or as instructed by your Intermediary. If you are a non-registered holder and do not follow these special procedures and attend the Meeting, you will not be entitled to vote at the Meeting.

Solicitation of Proxies

        The information contained in this Proxy Circular is furnished in connection with the solicitation of proxies by or on behalf of management for use at the Meeting or any adjournment or postponement thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. We pay all costs of soliciting proxies.

Appointment and Revocation of Proxies

        One form of proxy is being provided by Hydrogenics management for use at the Meeting. Hydrogenics Shareholders are entitled to vote on the Arrangement Resolution. The management representatives designated in the enclosed form of proxy will vote the Hydrogenics Shares in respect of which they are appointed proxyholders on any ballot that may be called for in accordance with the instructions of Hydrogenics Shareholders as indicated on the form of proxy. In the absence of such direction, the Hydrogenics Shares will be voted by the management representatives FOR the Arrangement Resolution.

        The persons named in the accompanying form of proxy are our Chair of the Board of Directors (the "Chair") and our President & Chief Executive Officer. You may also appoint some other person (who need not be a Hydrogenics Shareholder) to represent you at the Meeting either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy. A proxy will not be valid unless the completed form of proxy is delivered no later than 5:00 p.m. (Toronto time) on July 23, 2009.

        You can revoke your proxy by:

  •
  providing a written notice of revocation to CIBC Mellon Trust Company before 5:00 p.m. (Toronto time) on July 23, 2009,

  •
  providing a written notice of revocation to us before 5:00 p.m. (Toronto time) on July 23, 2009, at our registered office, which is located at 5985 McLaughlin Road, Mississauga, Ontario, Canada, L5R 2B8,

  •
  advising the Chair of the Meeting that you are voting in person at the Meeting or any adjournment or postponement thereof, or

  •
  any other manner provided by law.

        Your revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

        A non-registered holder may revoke a proxy or voting instruction form which has been given to an Intermediary by written notice to the Intermediary. In order to ensure that an Intermediary acts upon a revocation of proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting or any adjournment or postponement thereof.

Voting and Exercise of Discretion by Proxy Holders

        The Hydrogenics Shares represented by all properly executed proxies, not previously revoked, will be voted or withheld from voting at the Meeting, in accordance with the instructions contained in the proxy, on any ballot that may be called for. If a Hydrogenics Shareholders specifies a choice with respect to any matter to be acted upon, the Hydrogenics Shares will be voted accordingly. A Form of proxy containing no instructions regarding the matters specified therein will be voted in favor of all matters.

        The nominees named in the accompanying forms of proxy will vote or withhold from voting the Hydrogenics Shares represented by the proxy in accordance with your instructions. The proxy grants the nominees the discretion to vote on:

  •
  each matter or group of matters identified in the proxy where you do not specify how you want to vote,

  •
  any amendment to or variation of any matter identified in the proxy, and

  •
  any other matter that properly comes before the Meeting.

        As of the date of this Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee named in the proxy intends to vote in accordance with the nominee's best judgment.

Interest of Informed Persons in Material Arrangements

        Other than as otherwise set forth in this Proxy Circular, to the best of the knowledge of management, no informed person or person who has been a director or executive officer of Hydrogenics since December 31, 2008 (or any associate or affiliate of such persons) had any interest in any material transaction to be considered at the Meeting.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        There is not as of the date hereof, and has not been since the beginning of Hydrogenics' last completed financial year, any indebtedness, other than routine indebtedness, owing to Hydrogenics by the current directors and officers of Hydrogenics, or any of their associates or affiliates.

LEGAL MATTERS

        Certain legal matters relating to the Transaction are to be passed upon at the closing of the Transaction by Torys LLP and Bennett Jones LLP, on behalf of Hydrogenics and New Hydrogenics. As at June 25, 2009, the partners and associates of Torys LLP and Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the Hydrogenics Shares on a fully diluted basis.

ADDITIONAL INFORMATION

        Additional information relating to us is included in our annual report for the year ended December 31, 2008, which includes our audited financial statements for the year ended December 31, 2008 and the accompanying auditors report. Copies of the annual report and the relevant portion of any documents incorporated by reference in the annual report, copies of our most current annual information form and interim financial statements, as well as additional copies of this Proxy Circular, may be obtained upon request from our Corporate Secretary, at 5985 McLaughlin Road, Mississauga, Ontario, Canada, L5R 2B8. Financial information is provided in our comparative financial statements and management's discussion and analysis for the year ended December 31, 2008.

 APPROVAL OF DIRECTORS

        The contents and mailing of this Proxy Circular have been approved by the Board of Directors.

By the order of the Board of Directors,

Lawrence Davis
Chief Financial Officer and Corporate Secretary
Mississauga, June 25, 2009

 CONSENT OF GENUITY CAPITAL MARKETS

        We hereby consent to the reference under the headings "Summary — The Transaction — Reasons for the Transaction", "Summary — Fairness Opinion", "The Transaction — Reasons for the Transaction" and "The Transaction — Fairness Opinion" to the opinion of our firm dated June 11, 2009 (the "Fairness Opinion"), prepared for the Board of Hydrogenics Corporation ("Hydrogenics"), and the inclusion of the Fairness Opinion in the Proxy Circular. In providing such consent, we do not intend that any person other than the Board of Directors of Hydrogenics rely upon the Fairness Opinion.

Toronto, Ontario
June 25, 2009

 GLOSSARY OF TERMS

        Unless the context otherwise requires, when used in this Proxy Circular the following terms have the meanings set forth below, words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Unless otherwise indicated, these defined terms are not used in the appendices included herein.

        "2009 Proxy Circular" means Hydrogenics' management proxy circular dated March 24, 2009;

        "ACB" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — The Share Exchange — General";

        "Additional Amount" has the meaning attributed to such term under "Support Agreement — Consideration — Additional Amount";

        "Algonquin" means Algonquin Power Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Ontario pursuant to the Algonquin Declaration of Trust;

        "Algonquin Board" means the board of trustees of Algonquin;

        "Algonquin Costs" has the meaning attributed to such term in the Support Agreement;

        "Algonquin Declaration of Trust" means the amended and restated declaration of trust dated May 26, 2004, as such indenture may be further amended by supplemental indentures from time to time;

        "Algonquin Guarantee" means the letter agreement dated June 11, 2009 between Hydrogenics, New Hydrogenics, APMI and Algonquin pursuant to which Algonquin agreed to unconditionally and irrevocably guarantee the obligations of APMI under the Expense Reimbursement Agreement and the APMI Guarantee;

        "Algonquin Information Circular" means the management information circular of Algonquin to be sent by Algonquin to holders of Algonquin units in connection with the Algonquin Meeting;

        "Algonquin Meeting" means the special meeting of Algonquin unitholders to be held to consider the Amendment Resolution and related matters, and any adjournment(s) thereof;

        "allowable capital loss" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — The Share Exchange — Holders Resident in Canada";

        "Amended Hydrogenics Share Incentive Plans" means, collectively, the Hydrogenics DSUP, the Hydrogenics Option Plan and the Hydrogenics RSUP;

        "Amendment Resolution" means an extraordinary resolution by holders of Algonquin units amending the Algonquin Declaration of Trust to provide that (i) the threshold for completing a compulsory acquisition for Algonquin units under the Unit Offer is 66 2/3% of the number of Algonquin units represented by holders thereof, in person or by proxy, at the Algonquin Meeting; and (ii) such compulsory acquisition shall be deemed to be completed at the Effective Time ((i) and (ii) collectively, the "Compulsory Acquisition"), in the form and content annexed as Schedule "H" to the Support Agreement, and any amendment or variation thereto as may be agreed upon by the parties;

        "APMI" means Algonquin Power Management Inc.;

        "APMI Break Fee" the C$1,000,000 break fee payable by APMI to Hydrogenics pursuant to the Expense Reimbursement Agreement;

        "APMI Guarantee" means the letter agreement dated June 11, 2009 between Hydrogenics, New Hydrogenics and APMI pursuant to which APMI agreed to unconditionally and irrevocably guarantee the obligations of the Algonquin Board under the Support Agreement;

        "ARC" means an advance ruling certificate issued by the Commissioner under section 102 of the Competition Act in respect of the transactions contemplated in the Support Agreement;

        "Arrangement" means the arrangement pursuant to section 192 of the CBCA set forth in the Plan of Arrangement;

        "Arrangement Resolution" means the special resolution of Hydrogenics Shareholders approving the Plan of Arrangement to be considered at the Meeting attached as Appendix "A";

        "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 192(6) of the CBCA to be sent to the Director after the Final Order has been made;

        "Assumed Liabilities" all debts, liabilities, commitments and obligations of any nature (whether matured, unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever, other than Excluded Liabilities, of the Vendors;

        "Bid Circular" means the take-over bid circulars of Hydrogenics which is to be mailed in respect of the Offers, including the SEC Form F-4 to be filed with the SEC;

        "Board of Directors" means the board of directors of Hydrogenics as it may be comprised from time to time;

        "Canadian GAAP" means Canadian generally accepted accounting principles;

        "CBCA" means the Canada Business Corporations Act, as amended from time to time, including the regulations promulgated thereunder;

        "CDS" means The Canadian Depositary for Securities Limited;

        "Certificate" means the certificate giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

        "Chair" means the Chair of the Board of Directors;

        "CIBC Mellon" means CIBC Mellon Trust Company;

        "Code" means the Internal Revenue Code of 1986, as amended;

        "Commissioner" means the Commissioner of Competition appointed under the Competition Act;

        "Competition Act" means the Competition Act (Canada), as amended from time to time, including the regulations promulgated thereunder;

        "Competition Act Clearance" means that either (i) the Commissioner of Competition shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by the Support Agreement; or (ii) (a) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated or the obligations of the parties to make a pre-merger notification filing under Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act, and (b) the parties shall have been advised in writing by the Commissioner that she is of the view that grounds do not then exist to initiate proceedings under the merger provisions of the Competition Act in respect of the transactions contemplated by the Support Agreement;

        "Compulsory Acquisition" has the meaning attributed to such term in the definition of "Amendment Resolution";

        "Court" means the Ontario Superior Court of Justice (Commercial List);

        "CRA" means Canada Revenue Agency;

        "Depositary" has the meaning attributed to such term under "Voting Information — How You Can Vote";

        "Depositary Agreement" means the depositary agreement to be entered into between Hydrogenics and CIBC Mellon in connection with the Offers;

        "Director" means the director duly appointed under section 260 of the CBCA;

        "Divested Assets" all of the Vendors' rights, title and interest (legal and beneficial) in and to all of the assets of the Vendors of every kind and wheresoever situate, other than the Excluded Assets;

        "Divestiture Agreement" means the Divesture Agreement to be entered into as of the Effective Date providing for the transfer, assignment and conveyance by Hydrogenics, Stuart Energy and Test Systems of the Divested Assets to New Hydrogenics and the assumption by New Hydrogenics of the Assumed Liabilities;

        "Effective Date" means the date the Arrangement becomes effective under the CBCA;

        "Effective Time" means (a) the date and time Hydrogenics shall have delivered to CIBC Mellon the notice to take-up the Algonquin securities deposited, and not withdrawn, pursuant to the Offers and (b) 12:01 a.m. (Toronto time) on the Effective Date, or such other time as may be specified in writing by Hydrogenics to New Hydrogenics pursuant to the Plan of Arrangement, each of which, the parties to the Support Agreement agree, shall be scheduled to occur contemporaneaously;

        "Excluded Assets" means (a) all of the common shares of Stuart Energy owned by Hydrogenics; (b) all of the common shares of Test Systems owned by Hydrogenics; (c) any intercompany receivables or other similar amounts payable to any of the Vendors by any one of the other Vendors; (d) minute books, tax returns, tax assessments and related filings in respect of the Vendors; (e) any rights of Hydrogenics under the Indemnity Agreement, the Offer Documents, the Depositary Agreement, the Trust Indenture, the Compulsory Acquisition, the Support Agreement, the Expense Reimbursement Agreement and the Guarantees; and (f) any rights of the Vendors under the Divestiture Agreement;

        "Excluded Liabilities" means debts, liabilities, commitments or obligations (whether matured or unmatured, accrued, fixed, contingent or otherwise): (a) any intercompany debts, liabilities, commitments or obligations payable by any of the Vendors to any one of the other Vendors; (b) any debts, liabilities, commitments or obligations payable by Hydrogenics with respect to the Support Agreement, the Expense Reimbursement Agreement, the Hydrogenics Option Plan, the Hydrogenics DSUP, the Hydrogenics RSUP, the Offer Documents, the Depositary Agreement, the Hydrogenics Trust Indenture, and any securities issued thereunder; (c) any debts, liabilities, commitments or obligations payable by the Vendors with respect to the Divestiture Agreement; (d) any debts, liabilities, commitments or obligations payable by Hydrogenics with respect to Algonquin Costs arising from, or as a result of, the Support Agreement; (e) any debts, liabilities, commitments or obligations payable by Hydrogenics with respect to the Compulsory Acquisition; (f) any debts, liabilities, commitments or obligations payable by Hydrogenics under Hydrogenics Note 1, Hydrogenics Note 2 and Hydrogenics Note 3; and (g) any debts, liabilities, commitments or obligations payable by Hydrogenics under the Indemnity Agreement;

        "Expense Reimbursement Agreement" means the expense reimbursement agreement dated June 11, 2009 between Hydrogenics, New Hydrogenics and APMI;

        "Expiry Time" means not earlier than 11:59 p.m. (Toronto time) on the 35th day after mailing of the Offers to holders of Algonquin securities;

        "Final Order" means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of Hydrogenics, the Algonquin Board and New Hydrogenics) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or varied (provided that any such variation shall be acceptable to Hydrogenics, the Algonquin Board and New Hydrogenics, each acting reasonably);

        "Genuity" means Genuity Capital Markets, Hydrogenics' financial advisor;

        "Governmental Entity" means (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent, representative or authority of any of the foregoing, or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory authority (including the TSX and Nasdaq), exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

        "Guarantees" means the Algonquin Guarantee and the APMI Guarantee;

        "Holder" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — General";

        "Hydrogenics" means Hydrogenics Corporation, a corporation existing under the laws of Canada;

        "Hydrogenics Break Fee" means the C$1,000,000 break fee payable by Hydrogenics to APMI pursuant to the Expense Reimbursement Agreement;

        "Hydrogenics Continuous Disclosure Record" means Hydrogenics' annual information form, management proxy circular(s), financial statements and accompanying MD&A, material change reports and other continuous disclosure documents filed on SEDAR since January 1, 2009;

        "Hydrogenics Costs" has the meaning attributed to such term in the Support Agreement;

        "Hydrogenics Divested Assets" means the Divested Assets in respect of Hydrogenics;

        "Hydrogenics DSUs" means the deferred share units, whether or not vested, granted pursuant to the Hydrogenics DSUP that are outstanding immediately prior to the Effective Time;

        "Hydrogenics DSUP" means the deferred share unit plan of Hydrogenics, as amended;

        "Hydrogenics Note 1" means the promissory note of Hydrogenics, in the principal amount of C$10,813,084;

        "Hydrogenics Note 2" means the promissory note of Hydrogenics, representing the Additional Amount;

        "Hydrogenics Note 3" means the promissory note of Hydrogenics, representing the Post-Closing Amount;

        "Hydrogenics Option Plan" means the amended stock option plan 2007 of Hydrogenics, as amended;

        "Hydrogenics Options" means the stock options, whether or not vested, to acquire Hydrogenics Shares, granted pursuant to the Hydrogenics Option Plan that are outstanding immediately prior to the Effective Time;

        "Hydrogenics RSUs" means the unvested restricted share units granted pursuant to the Hydrogenics RSUP that are outstanding immediately prior to the Effective Time and in respect of which the holder is not entitled to an immediate payment;

        "Hydrogenics RSUP" means the restricted share unit plan of Hydrogenics, as amended;

        "Hydrogenics Shares" means the common shares of Hydrogenics;

        "Hydrogenics Shareholders" means the holders Hydrogenics Shares;

        "Hydrogenics Trust Indenture" means the trust indenture to be entered into between Hydrogenics and CIBC Mellon, as it may be amended, supplemented or restated from time to time;

        "Indemnitees" means New Algonquin, Stuart Energy and Test Systems;

        "Information" has the meaning attributed to such term under "The Transaction — Fairness Opinion";

        "Initial Amount" means C$10,813,084;

        "Interim Order" means an interim order of the Court, as the same may be amended or varied by the Court (with the consent of Hydrogenics, the Algonquin Board and New Hydrogenics, each acting reasonably) pursuant to Subsection 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting;

        "Intermediary" has the meaning attributed to such term under "Voting Information — How You Can Vote";

        "IRS" means the United States Internal Revenue Service;

        "ITCs" means investment tax credits;

        "Law" means all laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "applicable" with respect to such Laws and in a context that refers to one or more parties, means such Laws as are binding upon or applicable to such party;

        "Losses" means, in respect of any and all matters, all losses, liabilities, claims, costs, damages, expenses, charges, fines, penalties, interest charges, assessments or other liabilities whatsoever (including legal fees and disbursements on a solicitor and client basis and fees and disbursements of experts) arising out of, resulting from, attributable to or connected with such matter;

        "Material Adverse Change" means any change, effect, announcement, event, impact or occurrence, in each case by a Governmental Entity or Hydrogenics, occurring after the date hereof and prior to the Effective Time which would be material and adverse to the ability of Hydrogenics to utilize the Tax Pools for provincial and federal tax purposes subsequent to completion of the Transaction which, for greater certainty, will include a reduction of more than 10% of the aggregate dollar value of the Tax Pools as at the date hereof or to the taxation implications for the exchange of the Algonquin units or Algonquin convertible debentures. For greater certainty, Material Adverse Change shall not include changes in the market price for any of the Algonquin units, Algonquin convertible debentures or the Hydrogenics Shares, in and of themselves;

        "MD&A" means management's discussion and analysis;

        "Meeting" means the special meeting of Hydrogenics Shareholders to be held to consider the Arrangement, and any adjournment or postponement thereof;

        "Meeting Materials" means the Notice of Special Meeting, the Proxy Circular and the proxy;

        "Minimum Tender Condition" means acceptance of the Unit Offer by holders of Algonquin units holding 66 2/3% of the number of Algonquin units represented, in person or by proxy, at the Algonquin Meeting;

        "Nasdaq" means the Nasdaq Global Market;

        "New Algonquin" means Algonquin Power Inc.;

        "New Common Shares" means the new class of common shares of Hydrogenics to be created pursuant to the Plan of Arrangement;

        "New Hydrogenics" means 7188501 Canada Inc., a corporation incorporated under the CBCA;

        "New Hydrogenics DSUs" means the deferred share units to be granted pursuant to the New Hydrogenics DSUP or the Plan of Arrangement;

        "New Hydrogenics DSUP" means the deferred share unit plan to be adopted by New Hydrogenics under the Arrangement having the terms and conditions described in this Proxy Circular;

        "New Hydrogenics Options" means the stock options to be granted pursuant to the New Hydrogenics Option Plan or the Plan of Arrangement;

        "New Hydrogenics Option Plan" means the stock option plan to be adopted by New Hydrogenics under the Arrangement having the terms and conditions described in this Proxy Circular;

        "New Hydrogenics RSUs" means the restricted share units to be granted pursuant to the New Hydrogenics RSUP or the Plan of Arrangement;

        "New Hydrogenics RSUP" means the restricted share unit plan to be adopted by New Hydrogenics under the Arrangement having the terms and conditions described in this Proxy Circular;

        "New Hydrogenics Share Incentive Plans" means, collectively, the New Hydrogenics DSUP, the New Hydrogenics Option Plan and the New Hydrogenics RSUP;

        "New Hydrogenics Shares" means the common shares in the capital of New Hydrogenics;

        "no-action letter" has the meaning attributed to such term under "The Offers — Required Approvals — Competition Act Approval";

        "Non-resident Holder" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — The Share Exchange — Holders Not Resident in Canada";

        "Non-resident Optionee" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — The Option Exchange — Optionees Not Resident in Canada";

        "Notifiable Transaction" has the meaning attributed to such term under "The Offers — Required Approvals — Competition Act Approval";

        "Offer Documents" means the Offers, the Bid Circular and the letter of transmittal and notice of guaranteed delivery in connection therewith;

        "Offers" means, collectively, the offers by Hydrogenics to purchase all of the outstanding units and convertible debentures of Algonquin from unitholders and debentureholders, respectively, of Algonquin;

        "Optionee" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — General";

        "Option Exchange" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — General";

        "Parties" means, collectively, Hydrogenics, the Algonquin Board and New Hydrogenics, being the parties to the Support Agreement, and "Party" means any of them;

        "Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

        "PFIC" has the meaning attributed to such term under "Certain United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement — Treatment as a Taxable Transaction";

        "Plan of Arrangement" means the plan of arrangement in the form set out in Appendix "F" hereto, as amended or supplemented from time to time in accordance with Article 4 thereof;

        "Post-Closing Amount" has the meaning attributed to such term under "Support Agreement — Consideration — Post-Closing Amount";

        "Proxy Circular" means the management proxy circular of Hydrogenics to be sent by Hydrogenics to Hydrogenics Shareholders in connection with the Meeting;

        "PUC" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — The Share Exchange — General";

        "Record Date" means June 23, 2009;

        "Representatives" means (i) with respect to Hydrogenics, its officers, directors, employees, financial advisors, experts, agents and other representatives and (ii) with respect to the Algonquin Board, its financial advisors, experts, agents and other representatives and the officers, directors, trustees, employees, financial advisors, experts, agents and other representatives of Algonquin, APMI and their respective affiliates;

        "Resident Holder" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — The Share Exchange — Holders Resident in Canada";

        "Resident Optionee" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — The Option Exchange — Optionees Resident in Canada";

        "Restricted Pool Losses" means (i) non-capital losses that Hydrogenics, Stuart Energy, Test Systems or any affiliate or successor thereof actually uses from the Restricted Tax Pools; (ii) unclaimed SRED expenditures that Hydrogenics, Stuart Energy, Test Systems or any affiliate or successor thereof actually uses from the Restricted Tax Pools; and (iii) unclaimed investment tax credits that Hydrogenics, Stuart Energy, Test Systems or any affiliate or successor thereof actually uses from the Restricted Tax Pools;

        "Restricted Tax Pools" means non-capital losses in the amount specified in the Support Agreement, unclaimed SRED expenditures in the amount specified in the Support Agreement and unclaimed ITCs in the amount specified in the Support Agreement existing within certain subsidiaries of Hydrogenics which, under the Tax Act, are subject to restrictions on use by such subsidiaries arising, inter alia, as a result of an acquisition of control with respect to such subsidiaries which occurred prior to the date of the Support Agreement;

        "SEC" means the United States Securities and Exchange Commission;

        "SEDAR" means the system for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

        "Share Exchange" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — General";

        "SRED" means Scientific Research and Experimental Development;

        "Stuart Energy" means Stuart Energy Systems Corporation, a corporation existing under the laws of Canada, and a wholly-owned subsidiary of Hydrogenics;

        "Stuart Energy Divested Assets" means the Divested Assets in respect of Stuart Energy;

        "Support Agreement" means the support agreement dated June 11, 2009 between Hydrogenics, New Hydrogenics and the Algonquin Board with respect to the Transaction, and all amendments thereto;

        "taxable capital gain" has the meaning attributed to such term under "Certain Canadian Federal Income Tax Considerations — The Share Exchange — Holders Resident in Canada";

        "Taxable Transaction" has the meaning attributed to such term under "Certain United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement — Characterization of the Arrangement";

        "Tax Act" means the Income Tax Act (Canada), as amended;

        "Tax-Deferred Transaction" has the meaning attributed to such term under "Certain United States Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Arrangement — Characterization of the Arrangement";

        "Tax Pools" means, in respect of a particular date, determined at such date as if such date was a year-end for income tax purposes, the unclaimed balance of Hydrogenics', Stuart Energy's and Test System's non-capital losses, scientific research and experimental development expenditures and investment tax credits, as those terms are used for the purposes of the Tax Act, as at such date provided that the amount of Tax Pools shall specifically exclude (a) any non-capital losses attributable to (i) Algonquin Costs payable by Hydrogenics in accordance with the Support Agreement and (ii) any Hydrogenics Costs and (b) any amounts related to the Restricted Tax Pools;

        "Test Systems" means Hydrogenics Test Systems Inc., a corporation existing under the laws of Canada, and a wholly-owned subsidiary of Hydrogenics;

        "Test Systems Divested Assets" means the Divested Assets in respect of Test Systems;

        "TOB Losses" means in respect of the Offer Documents, the Depositary Agreement, the Hydrogenics Trust Indenture, and all securities issued thereunder, all Losses arising out of, resulting from, attributable to or connected with such matters;

        "Transaction" means the non-dilutive financing transaction involving the Arrangement and the Offers;

        "TSX" means the Toronto Stock Exchange;

        "Unit Offer" means the Offer in respect of the Algonquin units;

        "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

        "U.S. GAAP" means United States generally accepted accounting principles;

        "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

        "Vendors" means Hydrogenics, Stuart Energy and Test Systems.

 APPENDIX "A"

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF HYDROGENICS CORPORATION (the "Corporation")

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The arrangement (as may be modified or amended, the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving the Corporation and its shareholders, all as more particularly described and set forth in the management proxy circular (the "Proxy Circular") dated June 25, 2009, of the Corporation accompanying notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement (the "Support Agreement") made as of June 11, 2009, as it may be amended, between the Corporation, 7188501 Canada Inc. and the board of trustees of Algonquin Power Income Fund) is hereby authorized, approved and agreed.

2.
The plan of arrangement of the Corporation (as it has been or may be amended, modified or supplemented in accordance with Support Agreement (the "Plan of Arrangement")), the full text of which is set out in Appendix "F" to the Proxy Circular, is hereby authorized, approved and adopted.

3.
The (i) Support Agreement and related transactions, (ii) actions of the directors of the Corporation in approving the Support Agreement, and (iii) actions of the directors and officers of the Corporation in executing and delivering the Support Agreement and any amendments, modifications or supplements thereto are hereby confirmed, ratified, authorized and approved.

4.
The Corporation be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (the "Court") to approve the Arrangement on the terms set forth in the Support Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Proxy Circular).

5.
Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed) by the shareholders of the Corporation or that the Arrangement has been approved by the Court, the directors of the Corporation be, and they are hereby, authorized and empowered without further approval of the shareholders of the Corporation (i) to amend the Support Agreement or the Plan of Arrangement to the extent permitted by the Support Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Plan of Arrangement).

6.
Any one director or officer of the Corporation be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Corporation, to execute and deliver for filing with the Director under the CBCA, articles of arrangement and such other documents as are necessary or desirable to give full effect to the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.
Any one director or officer of the Corporation be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

A-1

Appendix “B”

Court Documents

Court File No. CV-09-8244-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST THE HONOURABLE ) MR. JUSTICE NEWBOULD ) ) THURSDAY, THE 25th DAY OF JUNE 2009 IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING HYDROGENICS CORPORATION HYDROGENICS CORPORATION Applicant INTERIM ORDER THIS MOTION made by the Applicant, Hydrogenics Corporation (“Hydrogenics”), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) for an interim order for advice and directions (the “Order”) in connection with the within application (the “Application”), was heard this day at 330 University Avenue, Toronto, Ontario. ON READING the Notice of Application, Notice of Motion and the Affidavit of Daryl Wilson (the “Wilson Affidavit”) and the exhibits thereto, and on hearing the submissions of counsel for Hydrogenics and counsel for Algonquin Power Income Fund (“Algonquin”), and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA, Definitions 1. THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the notice of special meeting (the “Notice”) and management proxy circular of Hydrogenics (the “Circular”) attached as Exhibit “A” to the

Wilson Affidavit and in the Support Agreement between Hydrogenics and the Algonquin Board, date June 11, 2009. The Meeting 2. THIS COURT ORDERS that Hydrogenics shall be permitted to call, hold and conduct the special meeting (the “Meeting”) of the holders of common shares of Hydrogenics (the “Shareholders”) on July 27, 2009 at 10:00 a.m. at Hydrogenics’ head office located at 5985 McLaughlin Road, Mississauga, Ontario, at which Shareholders will be asked, among other things, to consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix “A” to the Circular, to authorize, adopt and approve the Arrangement and Plan of Arrangement. 3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of the Meeting forming part of the Circular (the “Notice”), the CBCA, the articles and by-laws of Hydrogenics, and the terms of this Order and any further Order of this Honourable Court. 4. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (a) the Shareholders or their respective proxy holders; (b) the officers, directors, auditors and advisors of Hydrogenics; (c) the Director; (d) representatives of Algonquin; and (e) other persons who may receive the permission of the Chair of the Meeting. 5. THIS COURT ORDERS that quorum for the Meeting shall be that number of Shareholders holding not less than 5% of the Shares issued and outstanding and entitled to vote at the Meeting present in person or by Proxy at the Meeting.

Amendments to the Arrangement and Plan of Arrangement 6. THIS COURT ORDERS that the Applicant is authorized without additional notice to the Shareholders, to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine, and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, (a) shall be the Arrangement and the Plan of Arrangement to be submitted to the Shareholders at the Meeting, and (b) shall be the subject of the Arrangement Resolution. Adjournments and Postponements 7. THIS COURT ORDERS that the Applicant, if deemed advisable is specifically authorized to adjourn or postpone the Meeting, on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as the Applicant may determine is appropriate in the circumstances. Record Date 8. THIS COURT ORDERS that the record date for determining Shareholders entitled to receive the Notice and the Circular (including the forms of proxy for use by such Shareholders (the “Proxy”)) shall be the close of business on June 23, 2009 (the “Record Date”). Notice of the Meeting 9. THIS COURT ORDERS that Hydrogenics shall give notice of the Meeting substantially in the form of the Notice, subject to Hydrogenics’ ability to change dates and other relevant information in the final form of Notice. The Notice shall be mailed or delivered in accordance with paragraph 11 of this Order. Solicitation of Proxies 10. THIS COURT ORDERS that Hydrogenics is authorized to use the Proxies at the Meeting substantially in the form of Proxy accompanying the Circular, subject to Hydrogenics’

ability to insert dates and other relevant information in the final form of Proxy. Hydrogenics is authorized, at its expense, to solicit Proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Hydrogenics may waive, in its discretion, the time limits for the deposit of Proxies by Shareholders if Hydrogenics deems it advisable to do so. Method of Distribution of Meeting Materials and Court Materials 11. THIS COURT ORDERS that Hydrogenics is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, the form of Proxy, and any other communications or documents determined by Hydrogenics to be necessary or desirable (collectively, the “Meeting Materials”), as follows: (a) to registered Shareholders, to the directors of Hydrogenics and to the auditor of Hydrogenics, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery in person or by courier or, where consent has been obtained, by email or facsimile), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Hydrogenics as of the Record Date (June 23, 2009), or such later date as Hydrogenics may determine in accordance with the CBCA; and (b) to non-registered Shareholders of Hydrogenics, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators. 12. THIS COURT ORDERS that Hydrogenics is hereby authorized to distribute the Notice of Application, this Order, the Circular, and any other communications or documents determined by Hydrogenics to be necessary or desirable (collectively, the “Court Materials”) to the holders of Hydrogenics options, restricted share units, and deferred share units by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), concurrently with the distribution described in paragraph 11 of this Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Hydrogenics as of the Record Date. 13. THIS COURT ORDERS that Hydrogenics is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Hydrogenics may determine in accordance with the terms of the Support Agreement. Deemed Receipt 14. THIS COURT ORDERS that the Meeting Materials and Court Materials shall be deemed for the purposes of this Order to have been received, (a) in the case of mailing, three (3) days after delivery thereof to the post office; (b) in the case of delivery in person, upon receipt thereof at the intended recipient’s address; (c) in the case of electronic delivery upon delivery; (d) in the case of facsimile transmission upon receiving confirmation of transmission; and (e) in the case of delivery by courier, one (1) day after receipt by the courier. 15. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 11 and 12 of this Order shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraphs 11 and 12 of this Order or to any other persons. 16. THIS COURT ORDERS that a failure or omission to distribute the Meeting Materials and Court Materials in accordance with paragraphs 11 and 12 of this Order as a result of mistake or of events beyond the control of Hydrogenics shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Hydrogenics, then Hydrogenics shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 17. THIS COURT ORDERS that any amendments, updates or supplements to any of the information contained in the Meeting Materials or Court Materials may be communicated to Securityholders by press release, by posting such amendments, updates or supplements on the website of Hydrogenics, by newspaper advertisement or by delivery in one of the manners contemplated by paragraph 11, or by such other method as Hydrogenics determines is the most appropriate form of communication. Voting at the Meeting 18. THIS COURT ORDERS that the only persons entitled to vote at the Meeting in person or by proxy on the Arrangement Resolution shall be the registered Shareholders as at the close of business on the Record Date. 19. THIS COURT ORDERS that, subject to further Order of this Honourable Court, the Arrangement Resolution shall be considered passed at the Meeting by the affirmative vote of at least two-thirds of the votes cast in respect of the Arrangement Resolution by the Shareholders present in person or represented by Proxy at the Meeting and entitled to vote. Such vote shall be sufficient to authorize and direct Hydrogenics to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court. 20. THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution, each Shareholder is entitled to one vote for each Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution. Hearing of Application for Approval of the Arrangement 21. THIS COURT ORDERS that, following the vote on the Arrangement Resolution pursuant to the provisions of paragraphs 18 to 20 hereof, Hydrogenics shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the Notice of Application. 22. THIS COURT ORDERS that, subject to any further order at the hearing, the only persons entitled to appear and be heard at the hearing of the within Application shall be: (a) Hydrogenics; (b) the Director; (c) Algonquin and Algonquin Power Management Inc.; and (d) any person who has filed a Notice of Appearance in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure. 23. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Hydrogenics at the following address: Torys LLP  Suite 3000  Box 270 TD Centre  79 Wellington Street West  Toronto, Ontario  Canada M5K 1N2  Attention: Linda Plumpton and Andrew Gray with a copy to counsel for Algonquin at the following address: Blake Cassels & Graydon LLP  199 Bay Street  Suite 2800, Commerce Court West  Toronto, Ontario  Canada M5L 1A9 Attention: Bradley Berg and Bruce O’Toole 24. THIS COURT ORDERS that any party who wishes to oppose the within Application for approval of the Arrangement shall serve upon the lawyers for Hydrogenics a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the Application at least five days before the date set for the hearing of the Application for approval of the Arrangement or such shorter time as the Court, by order, may allow.

25. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 24 shall be entitled to be given notice of the adjourned date. 26. THIS COURT ORDERS that any materials to be filed by the Applicant in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court. Precedence 27. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Order and the terms of any instrument creating, governing or collateral to the Shares, options, restricted share units, deferred share units, or the articles or by-laws of Hydrogenics, then this Order shall govern. Extra-Territorial Assistance 28. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any Province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States to act in aid of and to assist this Court in carrying out the terms of this Order. Variance 29. THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this Order upon such terms and upon the giving of such notice as this Honourable Court may direct. “Justice Newbould”

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING HYDROGENICS CORPORATION. June 25, 2009 Court File No: CV-09-8244-00CL ONTARIO SUPERIOR COURT OF JUSTICE - COMMERCIAL LIST Proceeding commenced at Toronto MOTION RECORD (Motion returnable June 25, 2009)  Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada Linda Plumpton LSUC# 38400A Tel: 416.865.8193  Andrew Gray LSUC#: 46626V Tel: 416.865.7630 Fax: 416.865.7380  Lawyers for the Applicant Hydrogenics Corporation

 Court File No. CV-09-8244-00CL ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING HYDROGENICS CORPORATION. HYDROGENICS CORPORATION Applicant NOTICE OF APPLICATION TO THE RESPONDENTS: A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page. THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on July 29, 2009, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario. IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing. IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2.00 p.m. on the day before the hearing, unless at an earlier date as ordered by the Court. IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH

TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE. Date June 19, 2009 Issued by “Christina Irwin” Local registrar 330 University Avenue Toronto, Ontario TO: ALL HOLDERS OF COMMON SHARES OF HYDROGENICS CORPORATION AND TO: ALL HOLDERS OF OPTIONS OF HYDROGENICS CORPORATION AND TO: ALL HOLDERS OF RESTRICTED SHARE UNITS AND DEFERRED SHARE UNITS OF HYDROGENICS CORPORATION AND TO: THE DIRECTORS OF HYDROGENICS CORPORATION AND TO: THE AUDITORS OF HYDROGENICS CORPORATION  AND TO: THE DIRECTOR Compliance & Policy Directorate Corporations Canada, Industry Canada 9th Floor, Jean Edmonds Tower South 365 Laurier Avenue West Ottawa, Ontario,  Canada K1A 0C8   AND TO: Blake Cassels & Graydon LLP 199 Bay Street Suite 2800, Commerce Court West Toronto, Ontario Canada M5L 1A9 Bradley Berg Tel: 416.863.4316 Bruce O’Toole Tel: 416.986.2383 Fax: 416.863.2653 Lawers for Algonquin Power Income Fund

APPLICATION 1. THE APPLICANT MAKES APPLICATION FOR: (a) an interim order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to a proposed arrangement (the “Arrangement”) involving Hydrogenics Corporation (“Hydrogenics”); (b) an order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and (c) such further and other relief as this Honourable Court may deem just. 2. THE GROUNDS FOR THE APPLICATION ARE: (a) Hydrogenics is a corporation organized under the laws of Canada and governed by the CBCA, with its common shares listed and traded on the TSX and Nasdaq; (b) the proposed Arrangement is an “arrangement” as defined in section 192(1) of the CBCA; (c) the matters sought to be effected by the proposed Arrangement cannot practicably be effected under any other provision of the CBCA; (d) Hydrogenics is not insolvent within the meaning of s. 192(2) of the CBCA; (e) section 192 of the CBCA; (f) all statutory requirements under the CBCA have been fulfilled or will be fulfilled by the date of the return of this Application; (g) the Arrangement is put forward in good faith and is fair and reasonable to the parties affected;

(h) the directions set out, and shareholder approvals required, pursuant to any interim order this Court may grant have been followed and obtained, or will be followed and obtained, by the date of the return of this Application; (i) certain of the holders of common shares of Hydrogenics are resident outside of Ontario and will be served pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim order for advice and directions granted by this Honourable Court; (j) rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure; (k) National Instrument No. 54-101 of the Canadian Securities Administrators; and (l) such further and other grounds as counsel may advise and this Honourable Court may permit. 3. THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION: (a) affidavit evidence to be sworn on behalf of Hydrogenics, with exhibits thereto; (b) further affidavit evidence to be sworn on behalf of Hydrogenics reporting as to compliance with any interim order and the results of any meeting conducted pursuant to such interim order; and (c) such further and other material as counsel may advise and this Honourable Court may permit.

June 19, 2009 TORYS LLP Suite 3000  Box 270, TD Centre  79 Wellington Street West  Toronto, Ontario  M5K 1N2 Canada Linda Plumpton LSUC#: 38400A  Tel: 416.865.8193 Andrew Gray LSUC#: 46626V Tel: 416.865.7630  Fax: 416.865.7380   Lawyers for the Applicant,  Hydrogenics Corporation

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING HYDROGENICS CORPORATION. Court File No: CV-09-8244-00CL ONTARIO SUPERIOR COURT OF JUSTICE - COMMERCIAL LIST Proceeding commenced at Toronto NOTICE OF APPLICATION  Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada Linda Plumpton LSUC# 38400A Tel: 416.865.8193  Andrew Gray LSUC#: 46626V Tel: 416.865.7630 Fax: 416.865.7380  Lawyers for the Applicant Hydrogenics Corporation

 APPENDIX "C"

FAIRNESS OPINION OF GENUITY CAPITAL MARKETS

Genuity Capital Markets Scotia Plaza, Suite 4900 40 King Street W, PO Box 1007 Toronto, ON M5H 3Y2 T 416.603.3000 F 416.603.3099 genuitycm.com

June 11, 2009

The Board of Directors
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, ON L5R 1B8

To the Board of Directors:

        Genuity Capital Markets ("Genuity") understands that Hydrogenics Corporation (the "Company") and certain of its affiliates propose to enter into a transaction (the "Transaction") with the Trustees of Algonquin Power Income Fund ("Algonquin" or the "Fund") to be effected by way of (i) a plan of arrangement under the Canada Business Corporations Act pursuant to which the Company will transfer all of its assets, except for certain tax attributes, and all of its liabilities to a NewCo which is to be owned by the current shareholders of the Company in the same proportion as their existing holdings of the Company and (ii) a take-over bid by the Company for securities of the Fund pursuant to which the current shareholders of the Company will forego any ongoing ownership interest in the Company in favour of the Algonquin unitholders. The consideration to be received by Hydrogenics in connection with the Transaction will be an amount equal to $10,813,084 (the "Consideration"), subject to adjustment as described along with the terms of the Transaction in (i) the management information circular of the Company (the "Circular") which will be mailed to shareholders of the Company in connection with the special meeting (the "Meeting") of shareholders of the Company to be called and held to consider the Transaction and (ii) a take-over bid circular to be mailed to securityholders of the Fund.

        The Board of Directors (the "Board") of the Company has retained Genuity to provide advice and assistance to it in, among other things, evaluating the Transaction, including the preparation and delivery to the Board of Genuity's opinion as to the fairness, from a financial point of view, of the consideration to be received in connection with the Transaction (the "Fairness Opinion"). Genuity has not prepared a valuation of the Company or any of its associates or affiliates or any of their respective securities or assets and the Fairness Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considers necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Company's shares may trade at any future date. Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Transaction.

ENGAGEMENT

        The Board initially engaged Genuity with regards to an advisory assignment through an agreement between the Company and Genuity dated December 19, 2008 and Genuity's mandate was then further refined to cover work leading to the Transaction through an agreement between the Company and Genuity dated May 12, 2009 (the "Engagement Agreement"). The Engagement Agreement provides the terms upon which Genuity has agreed to act as the Board's financial advisor. The terms of the Engagement Agreement provide that Genuity is to be paid a fee for its services as financial advisor, including fees on delivery of a fairness opinion, which are not contingent on the success of the Transaction, and such other fees that are contingent on the success of the Transaction or certain other events. In addition, Genuity is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

        Genuity consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Genuity) in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada.

RELATIONSHIP WITH INTERESTED PARTIES

        Neither Genuity nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Algonquin or any of their respective associates or affiliates (each an "Interested Party"). Genuity has been engaged in the past by the Company to provide financial advisory services. In addition Genuity has previously been retained by Algonquin to provide financial advisory services on a retainer basis. Genuity had a mandate with Algonquin that commenced in December 2007 and was completed in July 2008. There are no understandings, agreements or commitments between Genuity and any Interested Party with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for any Interested Party.

        In the ordinary course of its business, Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Transaction, the Company or any other Interested Party.

CREDENTIALS OF GENUITY CAPITAL MARKETS

        Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services. Genuity has professionals and offices across Canada, as well as in the United States. The Fairness Opinion expressed herein represent the opinions of Genuity and the form and content herein have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

SCOPE OF REVIEW

        In connection with the Fairness Opinion, Genuity reviewed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

  1.
  Audited annual financial statements and management's discussions and analysis of Hydrogenics as at and for the years ended December 31, 2006, 2007 and 2008;

  2.
  Unaudited interim financial statements and management's discussion and analysis of Hydrogenics as at and for the interim periods ended (i) March 31, 2008, June 30, 2008 and September 30, 2008, and (ii) March 31, 2009;

  3.
  Annual information forms of Hydrogenics for the years ended December 31, 2006, 2007 and 2008;

  4.
  Notices of annual meetings and management information circulars of Hydrogenics for 2006, 2007 and 2008;

  5.
  Material change reports of Hydrogenics dated December 11, 2006, September 7, 2006, August 8, 2006, December 30, 2005, January 21, 2005 and January 14, 2005;

  6.
  Relevant tax information for Hydrogenics;

  7.
  Public information relating to the business, operations, financial performance and securities trading history of Hydrogenics and other selected public companies considered by Genuity to be relevant;

  8.
  Public information with respect to other transactions of a comparable nature considered by Genuity to be relevant;

  9.
  Research reports relating to Hydrogenics and other public issuers considered by Genuity to be relevant;

  10.
  Various third party reports;

  11.
  The Company's financial forecasts;

  12.
  Drafts of transaction related documents (the "Transaction Agreements"), including:

  (a)
  Exclusivity Agreement dated on April 13, 2009 as signed by Hydrogenics;

  (b)
  Draft Support Agreement circulated June 10, 2009;

  (c)
  Draft Expense Reimbursement Agreement circulated June 10, 2009;

  (d)
  Draft Indemnity Agreement circulated on June 10, 2009;

  (e)
  Draft Divestiture Agreement circulated on June 10, 2009;

  (f)
  Draft Algonquin Power Management Inc. Guarantee circulated on June 10, 2009;

  (g)
  Draft Algonquin Guarantee circulated on June 10, 2009;

  13.
  Discussions with management of Hydrogenics and Algonquin, members of the Hydrogenics Board, legal counsel and tax advisors to Hydrogenics;

  14.
  Other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances;

  15.
  A management representation letter signed by Hydrogenics' management.

Genuity has not, to its knowledge, been denied access by the Company to any information requested by Genuity. Genuity did not meet with the auditors and has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and the reports of the auditors thereon.

PRIOR VALUATIONS

        The Company has represented to Genuity that there have not been any prior valuations (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions) of the Company or its material assets or its securities in the past 24 month period which have not been provided to Genuity.

ASSUMPTIONS AND LIMITATIONS

        Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions and representations, whether in written, electronic or oral form, obtained by it from public sources, provided to it by or on behalf of the Company or otherwise obtained by it (collectively, the "Company Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Company Information. Subject to the exercise of professional judgment and except as expressly described herein, Genuity has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Company Information.

        With respect to the budgets, forecasts, projections and estimates provided to Genuity and used in the analysis supporting the Fairness Opinion, Genuity has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the matters covered thereby and that all assumptions on which they are based are reasonable in the circumstances. In rendering the Fairness Opinion, Genuity expresses no view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

        Genuity has assumed that there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Transaction, except as have been reflected in the documents provided to Genuity as listed above (the "Management Disclosure"). Genuity has assumed the due execution and delivery of the Transaction Agreements and related agreements and has relied, without independent verification, upon the completeness, accuracy, fair presentation and compliance with law of all of the Management Disclosure. Genuity has assumed that the Management Disclosure does not contain a misrepresentation (as that term is defined in the Securities Act (Ontario)). The Fairness Opinion is conditional upon the completeness, accuracy, fair presentation and compliance with law of all of the Management Disclosure. Subject to the exercise of professional judgment and except as expressly described herein, Genuity has not attempted to verify independently the completeness, accuracy, fair presentation or compliance with law of any of the Management Disclosure.

        Senior officers of the Company have represented to Genuity in a letter delivered as of the date hereof, among other things, that, to their knowledge, (i) the Company Information provided by or on behalf of the Company to Genuity for the purpose of preparing the Fairness Opinion was, at the date the Company Information was provided to Genuity, and is, at the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as that term is defined in the Securities Act (Ontario)); and (ii) since the dates on which the Company Information was provided to Genuity, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates or their respective businesses or assets and no change has occurred in the Company Information or any part thereof which could reasonably be expected to affect materially the Fairness Opinion.

        The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates, as they were reflected in the Company Information and as they have been represented to Genuity in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genuity or any party involved in the Transaction. The Fairness Opinion is given as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to Genuity's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Fairness Opinion.

        In preparing the Fairness Opinion, Genuity has made several assumptions, including that all of the conditions required to implement the Transaction will be met, the Transaction will be carried out on the terms set forth in the Transaction Agreements and that the disclosure provided or incorporated by reference in the Circular with respect to the Company and its affiliates and their respective businesses and the Transaction will be accurate in all material respects and will otherwise comply with applicable law. Genuity has also assumed that all of the draft documents referred to under "Scope of Review" above are accurate reflections, in all material respects, of the final forms of such documents.

        The Fairness Opinion is not to be construed as a recommendation to any shareholder as to how to vote their shares at the Meeting. The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any person other than the Board without the express prior written consent of Genuity. The Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to implement the Transaction. In considering fairness, from a financial point of view, Genuity considered the Transaction from the perspective of shareholders of the Company generally and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.

        Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not reasonably susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

FAIRNESS CONCLUSION

        Based upon and subject to the foregoing, Genuity is of the opinion that, as of the date hereof, the Consideration to be received in connection with the Transaction is fair, from a financial point of view, to the shareholders of the Company.

        Yours very truly,

 APPENDIX "D"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEW HYDROGENICS

Hydrogenics Corporation

Pro Forma Consolidated Financial Statements
(Unaudited)

March 31, 2009
(in thousands of US dollars)

Overview

The following unaudited pro forma consolidated financial statements have been prepared in connection with the proposed transaction (the Transaction) set forth in the accompanying proxy circular (Proxy Circular), involving, among other things, a plan of arrangement (the Arrangement) among Hydrogenics Corporation (Old Hydrogenics), its wholly owned subsidiaries, Stuart Energy Systems Corporation (Stuart Energy), Hydrogenics Test Systems Inc. (Test Systems) and 7188501 Canada Inc. (New Hydrogenics). The Arrangement contemplates, among other things, Old Hydrogenics, Stuart Energy and Test Systems transferring their respective assets and liabilities, except certain tax attributes, to New Hydrogenics, the exchange of common shares, stock options, restricted share units and deferred share units by securityholders of Old Hydrogenics for common shares, stock options, restricted share units and deferred share units of New Hydrogenics and the receipt of cash by New Hydrogenics from Old Hydrogenics as consideration for the tax attributes retained by Old Hydrogenics, Stuart Energy and Test Systems. The Transaction, including the Arrangement, is further described elsewhere in the Proxy Circular. The transfer of assets and liabilities and exchange of securities under the Arrangement will be accounted for as continuity of interests and the receipt of cash for the benefit of the tax attributes will be accounted for as a realization of the tax benefits. The unaudited pro forma consolidated balance sheet was prepared as at March 31, 2009 as if the Arrangement had occurred on March 31, 2009, and the unaudited pro forma consolidated statements of operations were prepared for the three months ended March 31, 2009 and the year ended December 31, 2008 as if the Arrangement had occurred as of January 1, 2008. These unaudited pro forma financial statements are not necessarily indicative of what the financial position or results of operations would have been had the Arrangement occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. Further, when the Arrangement is completed, amounts reported in New Hydrogenics balance sheet may be materially different. The unaudited pro forma consolidated financial statements should be read in conjunction with our historical consolidated financial statements and related notes, which are incorporated by reference into this Proxy Circular.

HYDROGENICS CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands of US dollars)
(unaudited)

As at March 31, 2009

	New Hydrogenics	Old Hydrogenics	Pro forma adjustments	New Hydrogenics pro forma
	(note 3)	(note 1)	(note 2)	(note 1)
Assets
Current assets
Cash and cash equivalents	—	14,411	8,573	22,984
Restricted cash	—	1,111	—	1,111
Accounts receivable	—	4,735	—	4,735
Grants receivable	—	656	—	656
Inventories	—	9,819	—	9,819
Prepaid expenses	—	873	—	873

	—	31,605	8,573	40,178
Restricted cash	—	223	—	223
Property, plant and equipment	—	3,726	—	3,726
Goodwill	—	5,025	—	5,025

	—	40,579	8,573	49,152

Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	15,200	1,189	16,389
Unearned revenue	—	4,398	—	4,398

	—	19,598	1,189	20,787
Deferred research and development grants	—	3	—	3

	—	19,601	1,189	20,790

Shareholders' Equity
Common shares	—	307,000	—	307,000
Contributed surplus	—	16,390	—	16,390
Deficit	—	(295,417)	7,384	(288,033)
Accumulated other comprehensive loss adjustment	—	(6,995)	—	(6,995)

	—	20,978	7,384	30,978

	—	40,579	8,573	49,152

        The accompanying notes form an integral part of these Pro Forma Consolidated Financial Statements.

HYDROGENICS CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands of US dollars, except for per share amounts)
(unaudited)

For three months ended March 31, 2009

	New Hydrogenics	Old Hydrogenics	Pro forma adjustments	New Hydrogenics pro forma
	(note 3)	(note 1)	(note 2)	(note 1)
Revenues	—	5,536	—	5,536
Cost of revenues	—	3,905	—	3,905

	—	1,631	—	1,631

Operating expenses
Selling, general and administrative	—	3,708	—	3,708
Research and product development	—	1,682	—	1,682
Amortization of property, plant and equipment	—	291	—	291
Amortization of intangible assets	—	—	—	—

	—	5,681	—	5,681

Loss from operations	—	(4,050)	—	(4,050)

Other income (expenses)
Interest	—	49	—	49
Foreign currency gains	—	4	—	4

	—	53	—	53

Loss for the year	—	(3,997)	—	(3,997)

Loss per share
Basic and diluted		(0.04)		(0.04)
Shares used in calculating basic and diluted loss per share		92,405,666		92,405,666

        The accompanying notes form an integral part of these Pro Forma Consolidated Financial Statements.

HYDROGENICS CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (continued)
(in thousands of US dollars, except for per share amounts)
(unaudited)

For year ended December 31, 2008

	New Hydrogenics	Old Hydrogenics	Pro forma adjustments	New Hydrogenics pro forma
	(note 3)		(note 2)	(note 1)
Revenues	—	39,340	—	39,340
Cost of revenues	—	31,446	—	31,446

	—	7,894	—	7,894

Operating expenses
Selling, general and administrative	—	15,022	—	15,022
Research and product development	—	7,296	—	7,296
Amortization of property, plant and equipment	—	855	—	855
Amortization of intangible assets	—	249	—	249

	—	23,422	—	23,422

Loss from operations	—	(15,528)	—	(15,528)

Other income (expenses)
Gain on sale of assets	—	44	—	44
Provincial capital taxes	—	170	—	170
Interest — net	—	923	—	923
Foreign currency gains	—	188	—	188

	—	1,325	—	1,325

Loss before income taxes	—	(14,203)	—	(14,203)
Current income tax expense (recovery)	—	116	—	116

Loss for the year	—	(14,319)	—	(14,319)

Loss per share
Basic and diluted	—	(0.16)	—	(0.16)
Shares used in calculating basic and diluted loss per share	—	92,080,656	—	92,080,656

        The accompanying notes form an integral part of these Pro Forma Consolidated Financial Statements.

HYDROGENICS CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
March 31, 2008

Note 1. Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared to give effect to the Arrangement from the perspective of Hydrogenics Corporation as described elsewhere in the Proxy Circular. The Arrangement proposes that Old Hydrogenics, Stuart Energy and Test Systems will transfer substantially all of their respective assets and liabilities, except for certain tax attributes, to New Hydrogenics, the exchange of common shares, stock options, restricted share units and deferred share units by securityholders of Old Hydrogenics for common shares, stock options, restricted share units and deferred share units of New Hydrogenics and, upon completion of the Arrangement, changing the name of New Hydrogenics and Old Hydrogenics to "Hydrogenics Corporation" and "Algonquin Power Inc.," respectively. The Arrangement will be accounted for as a continuity of interests transaction and a realization of income tax benefits for cash. The consolidated financial statements of New Hydrogenics will be a continuation of the consolidated financial statements of Old Hydrogenics. The Arrangement will not have a recurring effect on the consolidated statement of operations of New Hydrogenics (as explained further in note 2). Accordingly, unaudited pro forma consolidated statements of operations of New Hydrogenics for the year ended December 31, 2008 and for the three months ended March 31, 2009 would be the same as the historical consolidated statements of operations Old Hydrogenics.

The unaudited pro forma consolidated financial statements have been prepared using the same accounting policies disclosed in the consolidated financial statements of Old Hydrogenics incorporated by reference in the Proxy Circular and include:

•
an unaudited pro forma consolidated balance sheet as at March 31, 2009, prepared from the unaudited consolidated balance sheet of Old Hydrogenics as at March 31, 2009, which reflects the Arrangement (as defined below) as if it had occurred on March 31, 2009;

•
an unaudited pro forma consolidated statement of operations for the three months ended March 31, 2009, prepared from the unaudited consolidated statement of operations of Old Hydrogenics for the three months ended March 31, 2009, which reflects the Arrangement as if it occurred on January 1, 2008; and

•
an unaudited pro forma consolidated statement of operations for the year ended December 31, 2008, prepared from the audited consolidated statement of operations of Old Hydrogenics for the year ended December 31, 2008, which reflects the Arrangement as if it occurred on January 1, 2008.

The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Old Hydrogenics, incorporated by reference in the Proxy Circular, and the financial statements of New Hydrogenics at Appendix "E" in the Proxy Circular. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations of New Hydrogenics would have occurred had the Arrangement had occurred on March 31, 2009 or January 1, 2008 respectively or the financial position or results of operations for any date or period and subsequent to March 31, 2009.

Note 2. Pro forma Arrangements and assumptions

On June 12, 2009, Old Hydrogenics announced an agreement with New Hydrogenics and the trustees of Algonquin Power Income Fund (Algonquin) to, among other things:

i)
implement the Arrangement under the Canada Business Corporations Act involving Old Hydrogenics and its wholly owned subsidiaries, Stuart Energy, Test Systems and New Hydrogenics; and

ii)
launch a take-over bid by Old Hydrogenics for units and convertible debentures of Algonquin in exchange for securities of Old Hydrogenics.

Under the terms of the Arrangement:

•
Old Hydrogenics, Stuart Energy and Test Energy will transfer all of their respective assets and liabilities (excluding Old Hydrogenics', Stuart Energy's and Test Systems' historic Canadian income tax carry-forward attributes consisting of its non-capital losses, scientific research and experimental development deductions, and investment tax credits) to New Hydrogenics. The adjusted cost base for Canadian tax purposes of the property, plant and equipment and intangible assets transferred will be increased to fair value on the transfer date and provide for future tax deductions to reduce future Canadian income taxes payable. As the transfer of assets is within the consolidated group, no future income tax assets or liabilities may be recognized for the increase in any temporary differences arising from the increase in the adjusted cost bases of these assets, except to the extent that these temporary differences replace the tax attributes being given up, if those tax benefits are more likely than not to be realized.

•
Securityholders of Old Hydrogenics will exchange their securities (common shares, stock options, restricted share units and deferred share units) of Old Hydrogenics, on a one-for-one basis, for securities of New Hydrogenics. As a result, New Hydrogenics will no longer

HYDROGENICS CORPORATION

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)
March 31, 2008

  be a subsidiary of Old Hydrogenics and will continue as a public company to carry on the Old Hydrogenics' business of the design, development and manufacture of hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane technology and will retain all rights to related intellectual property as before the Arrangement.

•
Algonquin's securityholders will exchange their securities for securities of Old Hydrogenics resulting in, among other things, Algonquin's securityholders holding all the securities of Old Hydrogenics, which will retain Old Hydrogenics' historic Canadian income tax carry-forward attributes.

•
Old Hydrogenics will transfer approximately C$9.3 million to New Hydrogenics for the benefit of the tax attributes retained by Old Hydrogenics.

•
The Transaction is subject to approval by the shareholders of Old Hydrogenics, unitholders of Algonquin, receipt of court and other regulatory approvals and consents.

Pro forma adjustments relating to the transaction are as follows:

•
As the transfer of the assets, liabilities and operations from Old Hydrogenics, Stuart Energy and Test Systems to New Hydrogenics and the related exchange of shares represent a transaction with no change in shareholder ownership; the transaction will be accounted for using continuity of interest accounting. Pursuant to continuity of interests accounting, the financial statements of New Hydrogenics will be a continuation of the financial statements of Old Hydrogenics for all periods including prior periods. Accordingly, the transfer of net assets and exchange of shares will not result in any adjustments to the balance sheet as at March 31, 2009.

•
The proceeds to be received by New Hydrogenics from Old Hydrogenics for the benefit of the tax attributes retained by the Old Hydrogenics, Stuart Energy and Test Sytems are expected to result in an increase of cash and realization of future income taxes reflected as a reduction of the deficit by C$9.3 million. For purposes of these pro forma adjustments, the exchange rate as at March 31, 2009 of 0.7928 has been used to convert the Canadian dollar proceeds to US dollars. The amount of proceeds is subject to change depending on the balance of the income tax attributes to be retained by Old Hydrogenics, which will be determined after closing of the Arrangement. For each C$100,000 change in income tax attributes, the adjustment to the cash proceeds would be approximately C$5,500. Old Hydrogenics estimates it will incur transaction costs of C$1,500,000 of C$50,000 of which was charged to Old Hydrogenics consolidated statement of operations for the three months ended March 31, 2009. The realization of the future income tax assets and the related costs and any foreign exchange gains or losses on the cash balance have not been included in the unaudited pro forma consolidated statements of operations as these transactions are non-recurring, however they will be reported in New Hydrogenics statement of operations subsequent to March 31, 2009.

•
The future income tax benefits of the Old Hydrogenics' Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of completion of the Arrangement will not be available to New Hydrogenics after the completion of the Arrangement. However, as noted above, New Hydrogenics will be able to increase the adjusted cost basis for Canadian tax purposes of their property, plant, equipment and intangible assets.

•
The Arrangement proposes the exchange of Old Hydrogenics' common shares, stock options, deferred share units and restricted share units are, on a one-for-one basis for similar instruments of New Hydrogenics. This exchange will not result in any changes to the shareholders' equity or liabilities.

Note 3. New Hydrogenics

New Hydrogenics was incorporated on June 10, 2009 as 7188501 Canada Inc. New Hydrogenics is a wholly owned subsidiary of Old Hydrogenics established for the sole purpose of completing the Arrangement as described elsewhere in the Proxy Circular. For purposes of these pro forma financial statements, it is assumed New Hydrogenics was incorporated at either January 1, 2008 or March 31, 2009, as applicable. New Hydrogenics is not expected to have acquired any material assets or incurred any material liabilities prior to the closing of the Arrangement.

 APPENDIX "E"

AUDITOR'S REPORT AND BALANCE SHEET OF NEW HYDROGENICS

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

Auditors' Report

To the board of directors of 7188501 Canada Inc.

We have audited the balance sheet of 7188501 Canada Inc. (New Hydrogenics) as at June 22, 2009. This financial statement is the responsibility of New Hydrogenics' management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the Standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of New Hydrogenics as at June 22, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
June 23, 2009

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

E-1

7188501 CANADA INC.

BALANCE SHEET

As at June 22, 2009

Assets
Current assets
Cash	$1

Shareholders' Equity
Common shares	$1

NOTES TO BALANCE SHEET OF 7188501 CANADA INC.

As at June 22, 2009

Note 1.    Nature of operations and significant accounting policies

7188501 Canada Inc. (New Hydrogenics) was created to acquire the assets and liabilities of Hydrogenics Corporation, Stuart Energy Systems Corporation and Hydrogenics Test Systems Inc. and, as at June 10, 2009, does not have any operating activities. New Hydrogenics will remain a company with no operating activities until the Company acquires the assets and liabilities of Hydrogenics Corporation, Stuart Energy Systems Corporation and Hydrogenics Test Systems Inc. The balance sheet of New Hydrogenics has been prepared in accordance with Canadian generally accepted accounting principles.

Note 2.    Capital stock

Authorized — as at June 22, 2009

An unlimited number of preferred and common shares

Issued and outstanding

	Number of common shares	Stated Value
Balance as at June 22, 2009	1	$1

If New Hydrogenics acquires the assets and assumes the liabilities of each of Hydrogenics Corporation, Stuart Energy Systems Corporation and Hydrogenics Test Systems Inc., New Hydrogenics has committed to issuing the same number of common shares and stock options held by common shareholders and stock option holders of Hydrogenics Corporation at the date of closing.

E-2

 APPENDIX "F"

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1  Definitions

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, capitalized terms used but not defined shall have the meanings ascribed thereto in the Definitive Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Algonquin" means Algonquin Power Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Ontario pursuant to the Algonquin Declaration of Trust;

"Algonquin Declaration of Trust" means the amended and restated declaration of trust dated May 26, 2004, as amended;

"Arrangement" means the arrangement involving Hydrogenics, the Hydrogenics Securityholders, Stuart Energy, Test Systems and Newco under the provisions of section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Definitive Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the consent of Hydrogenics, the Board of Trustees and Newco, each acting reasonably);

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made;

"Assumed Liabilities" has the meaning attributed to such term in the Divestiture Agreement, which, for greater certainty, excludes the Excluded Liabilities;

"Board of Trustees" means the board of trustees of Algonquin;

"Business Day" means any day on which banks in the City of Toronto, Ontario are open for business;

"CBCA" means the Canada Business Corporations Act;

"Certificate" means the certificate giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

"Court" means the Ontario Superior Court of Justice (Commercial List);

"Definitive Agreement" means the support agreement made as of June 11, 2009 between Hydrogenics, the Board of Trustees and Newco;

"Director" means the Director appointed under section 260 of the CBCA;

"Divested Assets" has the meaning attributed to such term in the Divestiture Agreement, which, for greater certainty, excludes the Excluded Assets;

"Divestiture Agreement" means the Divestiture Agreement to be entered into as of the Effective Date providing for the transfer, assignment and conveyance by Hydrogenics, Stuart Energy and Test Systems of the Divested Assets to Newco and the assumption by Newco of the Assumed Liabilities;

"Effective Date" means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as may be specified in writing by Hydrogenics to Newco;

"Excluded Assets" has the meaning attributed to such term in the Divestiture Agreement;

"Excluded Liabilities" has the meaning attributed to such term in the Divestiture Agreement;

"Final Order" means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of Hydrogenics, the Board of Trustees and Newco) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or varied (provided that any such variation shall be acceptable to Hydrogenics, the Board of Trustees and Newco, each acting reasonably);

"Hydrogenics" means Hydrogenics Corporation, a corporation existing under the laws of Canada;

"Hydrogenics Divested Assets" has the meaning attributed to such term in section 2.3(a);

"Hydrogenics DSU Holders" means the holders of Hydrogenics DSUs;

"Hydrogenics DSUP" means the deferred share unit plan of Hydrogenics;

"Hydrogenics DSUs" means the deferred share units, whether or not vested, granted pursuant to the Hydrogenics DSUP that are outstanding immediately prior to the Effective Time;

"Hydrogenics Note 1" means the promissory note of Hydrogenics, in the principal amount of $10,813,084;

"Hydrogenics Note 2" means the promissory note of Hydrogenics, representing the Additional Amount;

"Hydrogenics Note 3" means the promissory note of Hydrogenics, representing the Post-Closing Amount;

"Hydrogenics Optionholders" means the holders of Hydrogenics Options;

"Hydrogenics Option Plan" means the Amended Stock Option Plan 2007 of Hydrogenics;

"Hydrogenics Options" means the stock options, whether or not vested, to acquire Hydrogenics Shares, granted pursuant to the Hydrogenics Option Plan that are outstanding immediately prior to the Effective Time;

"Hydrogenics Redeemable Shares" means the Hydrogenics Shares once redesignated as "Redeemable Common Shares" pursuant to section 2.3(m)(i) of this Plan of Arrangement;

"Hydrogenics RSU Holders" means the holders of Hydrogenics RSUs;

"Hydrogenics RSUP" means the restricted share unit plan of Hydrogenics;

"Hydrogenics RSUs" means the unvested restricted share units granted pursuant to the Hydrogenics RSUP that are outstanding immediately prior to the Effective Time and in respect of which the holder is not entitled to an immediate payment;

"Hydrogenics Securityholders" means, collectively, the Hydrogenics Shareholders, the Hydrogenics Optionholders, the Hydrogenics DSU Holders and the Hydrogenics RSU Holders;

"Hydrogenics Shareholders" means at any time and unless the context otherwise requires, the registered holders of Hydrogenics Shares at such time;

"Hydrogenics Shares" means the issued and outstanding common shares in the capital of Hydrogenics immediately prior to the Effective Time;

"Interim Order" means the interim order of the Court, as the same may be amended or varied by the Court (with the consent of Hydrogenics, the Board of Trustees and Newco, each acting reasonably) pursuant to subsection 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting;

"Meeting" means the special meeting of Hydrogenics Shareholders, to be held to consider the Arrangement, and any adjournment or postponement thereof;

"New Algonquin Shares" means the new class of common shares in the capital of Hydrogenics that are authorized pursuant to section 2.3(m)(ii) of this Plan of Arrangement;

"Newco" means 7188501 Canada Inc., a corporation incorporated under the CBCA, and which is, at the Effective Time, a wholly-owned subsidiary of Hydrogenics;

"Newco DSU Holders" means holders of Newco DSUs;

"Newco DSUP" means the deferred share unit plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

"Newco DSUs" means the deferred share units to be granted pursuant to the Newco DSUP or this Plan of Arrangement;

"Newco Option Plan" means the stock option plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

"Newco Optionholders" means holders of Newco Options;

"Newco Options" means the stock options to be granted pursuant to the Newco Option Plan or this Plan of Arrangement;

"Newco RSU Holders" means holders of Newco RSUs;

"Newco RSUP" means the restricted share unit plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

"Newco RSUs" means the restricted share units to be granted pursuant to the Newco RSUP or this Plan of Arrangement;

"Newco Securityholders" means, collectively, the Newco Shareholders, the Newco Optionholders, the Newco DSU Holders and the Newco RSU Holders;

"Newco Shareholders" means the holders of issued and outstanding Newco Shares;

"Newco Shares" means the common shares in the capital of Newco;

"Stuart Energy" means Stuart Energy Systems Corporation, a corporation existing under the laws of Canada;

"Stuart Energy Divested Assets" has the meaning attributed to such term in section 2.3(b);

"Test Systems" means Hydrogenics Test Systems Inc., a corporation existing under the laws of Canada; and

"Test Systems Divested Assets" has the meaning attributed to such term in section 2.3(c).

1.2  Number of Hydrogenics Shares

        For purposes of determining the number of Hydrogenics Shares outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of the registrar and transfer agent of Hydrogenics on that date.

1.3  Interpretation Not Affected by Headings, etc.

        The division of this Plan of Arrangement into "Articles", "sections", "subsections" and "subparagraphs" and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an "Article", "section" or "subsection" followed by a number and/or a letter refer to the specified Article, section or subsection of this Plan of Arrangement. The terms "hereof", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, section, subsection or subparagraph hereof.

1.4  Rules of Construction

        In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number shall include the plural and vice versa; (b) words importing any gender shall include all genders;

(c) words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities; and (d) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.5  Currency

        Unless otherwise stated, all references in this Plan of Arrangements to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6  Date for any Action

        If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.7  References to Dates, Statutes, etc.

        In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

        In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement, contract or indenture are to that agreement, contract or indenture as amended, modified or supplemented from time to time in accordance with its terms.

1.8  Time

        Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Toronto, Ontario) unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

2.1  Definitive Agreement

        This Plan of Arrangement is made pursuant to the Definitive Agreement.

2.2  Effect of Filing Articles of Arrangement

        This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the Hydrogenics Securityholders; (b) Hydrogenics; (c) Stuart Energy; (d) Test Systems; (e) Newco; and (f) Newco Securityholders.

        The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 2 has become effective in the sequence and at the times set out therein.

2.3  Arrangement and Related Transactions

        Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality, except as otherwise expressly provided:

  (a)
  Hydrogenics shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Hydrogenics (the "Hydrogenics Divested Assets") to

    Newco and, as consideration for the Hydrogenics Divested Assets, Newco shall assume the Assumed Liabilities in respect of Hydrogenics and issue to Hydrogenics fully paid Newco Shares with a fair market value equal to the fair market value of the Hydrogenics Divested Assets less the amount of the Assumed Liabilities in respect of Hydrogenics, all on the terms and conditions set forth in the Divestiture Agreement;

  (b)
  Stuart Energy shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Stuart Energy (the "Stuart Energy Divested Assets") to Newco and, as consideration for the Stuart Energy Divested Assets, Newco shall assume the Assumed Liabilities in respect of Stuart Energy and issue to Stuart Energy fully paid Newco Shares with a fair market value equal to the fair market value of the Stuart Energy Divested Assets less the amount of the Assumed Liabilities in respect of Stuart Energy, all on the terms and conditions set forth in the Divestiture Agreement;

  (c)
  Test Systems shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Test Systems (the "Test Systems Divested Assets") to Newco and, as consideration for the Test Systems Divested Assets, Newco shall assume the Assumed Liabilities in respect of Test Systems and issue to Test Systems fully paid Newco Shares with a fair market value equal to the fair market value of the Test Systems Divested Assets less the amount of the Assumed Liabilities in respect of Test Systems, all on the terms and conditions set forth in the Divestiture Agreement;

  (d)
  Stuart Energy shall distribute all of its Newco Shares to Hydrogenics as a return of capital;

  (e)
  Test Systems shall distribute all of its Newco Shares to Hydrogenics as a partial repayment of the indebtedness owing to Hydrogenics in an amount equal to the fair market value of such Newco Shares;

  (f)
  Hydrogenics shall issue Hydrogenics Note 1, Hydrogenics Note 2 and Hydrogenics Note 3 to Newco as contributions to the capital of Newco;

  (g)
  Newco shall adopt and be deemed to have adopted and implemented the Newco RSUP;

  (h)
  the Hydrogenics RSUP shall be terminated and cancelled and each Hydrogenics RSU shall be terminated and cancelled in exchange for one Newco RSU, the value of which is based on one Newco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics RSU;

  (i)
  Newco shall adopt and be deemed to have adopted and implemented the Newco DSUP;

  (j)
  the Hydrogenics DSUP shall be terminated and cancelled and each Hydrogenics DSU shall be terminated and cancelled in exchange for one Newco DSU, the value of which is based on one Newco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics DSU;

  (k)
  Newco shall adopt and be deemed to have adopted and implemented the Newco Option Plan;

  (l)
  the Hydrogenics Option Plan shall be terminated and cancelled and each Hydrogenics Option to acquire one Hydrogenics Share shall be terminated and cancelled in exchange for one Newco Option, as the sole consideration, at an exercise price per Newco Share equal to the exercise price per Hydrogenics Share under the Hydrogenics Option so terminated and cancelled and having the same vesting date and expiry date as the Hydrogenics Option so terminated and cancelled, and the Newco Options so granted shall be otherwise deemed to have been granted under, and be subject to, the terms and conditions of the Newco Option Plan;

  (m)
  the articles of Hydrogenics shall be amended to change its authorized capital as follows:

  (i)
  by changing the designation of the Hydrogenics Shares to "Redeemable Common Shares", having the same rights, privileges, restrictions and conditions as the Hydrogenics Shares, but with each Hydrogenics Redeemable Share being redeemable at the option of Hydrogenics in consideration for one Newco Share; and

    (ii)
    by the creation of a new class of common shares (the "New Algonquin Shares"), being an unlimited number of shares designated as "Common Shares", having the following rights, privileges, restrictions and conditions attaching thereto:

    (A)
    Dividends:    The holders of Common Shares and Redeemable Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Hydrogenics on the Common Shares and Redeemable Common Shares, such dividends to be declared contemporaneously and paid at the same time in the same property and in equal amounts per share on all Common Shares and Redeemable Common Shares at the time outstanding without preference or priority of one share over another, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Hydrogenics ranking in priority to the Common Shares and Redeemable Common Shares in respect of dividends, if any;

    (B)
    Notice and Voting:    Except for meetings of holders of a particular class or series of shares other than the Common Shares required by applicable laws to be held as a separate class or series meeting, the holders of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Hydrogenics, and at such meetings to vote, together with (except at meetings of holders of Common Shares required by applicable laws to be held as a separate class meeting) holders of Redeemable Common Shares on all matters submitted to a vote on the basis of one vote for each Common Share held; and

    (C)
    Liquidation:    In the event of any liquidation, dissolution or winding up of Hydrogenics, whether voluntary or involuntary, or any other distribution of the assets of Hydrogenics among its shareholders for the purpose of winding up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Hydrogenics ranking in priority to the Common Shares and Redeemable Common Shares, if any, the holders of Common Shares and Redeemable Common Shares shall be entitled, to share rateably, together with the shares of any other class of shares of Hydrogenics ranking equally with the Common Shares and Redeemable Common Shares in respect of return of capital on dissolution, in such assets of Hydrogenics as are available for distribution in equal amounts per share, without preference or priority of one share over another;

  (n)
  Immediately following the Compulsory Acquisition by Hydrogenics pursuant to section 13.12A of the Algonquin Declaration of Trust, each outstanding Hydrogenics Redeemable Share shall be, and shall be deemed to be, redeemed by Hydrogenics, with payment of the redemption price therefor to be effected by the issuance of one Newco Share for each Hydrogenics Redeemable Share;

  (o)
  the names of Hydrogenics, Stuart Energy and Test Systems shall be changed to "Algonquin Power Inc.", "Algonquin Energy Systems Corporation and Algonquin Test Systems Inc., respectively;

  (p)
  the name of Newco shall be changed to "Hydrogenics Corporation";

  (q)
  the number of directors of Hydrogenics shall be reduced from seven to three, and the incumbent directors of Hydrogenics shall, and shall be deemed to, have resigned and be replaced, as directors, by the trustees of Algonquin;

  (r)
  the number of directors of Newco shall be increased from three to seven, and the resigning directors of Hydrogenics in subsection 2.3(q), shall, and shall be deemed to, be the directors of Newco;

  (s)
  the initial auditors of Newco will be PricewaterhouseCoopers LLP, who shall continue in office until the close of business of the first annual meeting of the holders of Newco Shares, and the directors of Newco are authorized to fix the remuneration of such auditors;

  (t)
  the auditors of Hydrogenics will be KPMG LLP, who shall continue in office until the close of business of the next annual meeting of the holders of New Algonquin Shares, and the directors of Hydrogenics are authorized to fix the remuneration of such auditors; and

  (u)
  Hydrogenics will pay to Newco $10,813,084 in full satisfaction of Hydrogenics Note 1.

2.4  Effect of Redemptions and Exchanges

        As a result of the exchange of Hydrogenics Shares provided in subsection 2.3(n):

  (a)
  each Hydrogenics Shareholder shall cease to be a holder of the Hydrogenics Shares and such holder's name shall be removed from the register of holders of Hydrogenics Shares as of the Effective Date; and

  (b)
  each Hydrogenics Shareholder whose Hydrogenics Shares are exchanged shall become a holder of the number of Newco Shares to which such holder is entitled as a result of such exchange and such holder's name shall be added to the register of holders of Newco Shares as of the Effective Date.

2.5  Effect of Transfer of Divested Assets and assumption of Assumed Liabilities

        As a result of the transfer, assignment and conveyance of Divested Assets and assumption of Assumed Liabilities provided in subsections 2.3(a), 2.3(b) and 2.3(c) each of Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever with respect to the Divested Assets and Assumed Liabilities.

ARTICLE 3

OUTSTANDING HYDROGENICS CERTIFICATES, ETC.

3.1  Rights of Hydrogenics Shareholders

        From and after the Effective Time, certificates formerly representing Hydrogenics Shares exchanged under the Arrangement shall represent only the right to receive the consideration to which the former holder of such Hydrogenics Shares is entitled to receive pursuant to Article 2. Hydrogenics Shareholders shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Hydrogenics Shares other than the transfer of Newco Shares to which they are entitled pursuant to Article 2 of the Plan of Arrangement.

3.2  Rights of Other Hydrogenics Securityholders

        From and after the Effective Time, grant letters, agreements, certificates and other instruments or documents, if any, formerly representing Hydrogenics RSUs, Hydrogenics DSUs and Hydrogenics Options, or rights thereto, shall represent only the Newco RSUs, Newco DSUs and Newco Options granted to the Hydrogenics RSU Holders, Hydrogenics DSU Holders and Hydrogenics Optionholders pursuant to Article 2.

ARTICLE 4

AMENDMENTS

4.1  Amendments to Plan of Arrangement

  (a)
  Hydrogenics may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Hydrogenics Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hydrogenics at any time prior to or at the Meeting with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only, if required by the Court or applicable law, it is consented to by the Hydrogenics Shareholders voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of Hydrogenics and Newco, provided that it concerns a matter which, in the reasonable opinion of Hydrogenics and Newco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Hydrogenics, Newco or any former Hydrogenics Securityholder.

ARTICLE 5

GENERAL

5.1  Paramountcy and Releases

        From and after the Effective Date (i) this Plan of Arrangement shall take precedence and priority over any and all Hydrogenics Shares, Hydrogenics RSUs, Hydrogenics DSUs and Hydrogenics Options granted prior to the Effective Time, (ii) the rights and obligations of the Hydrogenics Securityholders, Hydrogenics, Stuart Energy, Test Systems, Newco and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted), only with respect to or in connection with this Plan of Arrangement, based on or in any way relating to the Hydrogenics Shares, Hydrogenics RSUs, Hydrogenics DSUs, Hydrogenics Options, the Divested Assets and the Assumed Liabilities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2  Further Assurances

        Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Definitive Agreement shall make so and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of the parties thereto in order to further document or evidence any of the transactions or events set out herein.

 APPENDIX "G"

AMENDED HYDROGENICS SHARE INCENTIVE PLANS
AND NEW HYDROGENICS SHARE INCENTIVE PLANS

Stock Option Plan

        The purpose of the stock option plan is to attract, retain and motivate key members of our team, to align incentives with the results realized by shareholders, and to provide competitive compensation arrangements that reward the creation of shareholder value over the long-term.

        The stock option plan provides that options will expire no later than 10 years from the grant date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Options will have an exercise price per share of not less than the closing price of the common shares on the TSX on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over three years with one third of the option grant vesting each year.

        Issuances of options under the stock option plan are subject to the several restrictions. No more than 10% of the common shares outstanding may be issued under the stock option plan and all other security based compensation arrangements in any one year period. In addition, the number of common shares reserved for issuance pursuant to options granted to any one person under the stock option plan and all other security based compensation arrangements cannot exceed 5% of the outstanding common shares.

        The aggregate number of common shares reserved for issuance pursuant to options granted to insiders under the stock option plan cannot exceed 10% of the outstanding common shares. Further, within any one year period, insiders may not, in the aggregate, be issued under the stock option plan and all other security based compensation arrangements a number of common shares which exceeds 10% of the outstanding issue and no individual insider may be issued a number of common shares that exceeds 5% of the outstanding issue.

        common shareholder approval is required for the following amendments to the common share Option Plan: (i) increasing the number of common shares reserved for issuance under the stock option plan; (ii) reducing the exercise price of an option except appropriate reductions in connection with a subdivision or consolidation of common shares or similar capital reorganization or payment of a stock dividend or an amalgamation, combination or other reorganization involving the company; (iii) extending the term of an option beyond the expiry date or beyond 10 years from its grant date (except the automatic extension where the expiry date would have occurred within a blackout period of the company); (iv) extending the participation of non-employee directors and non-consultants in the stock option plan; (v) permitting options to be transferred other than by testate or intestate succession; (vi) permitting the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it provides for a full deduction of the number of underlying common shares from the stock option plan reserve; (vii) permitting awards, other than options, to be made under the stock option plan; or (viii) pursuant to the company's bylaws or the rules or policies of any exchange, that require shareholder approval.

        Currently there are 12,000,000 common shares reserved for issuance under the stock option plan representing approximately 13% of the total number of issued and outstanding common shares.

        If an option holder's employment or term as a director or consultant ceases as a result of the option holder's death, retirement or disability or because of the sale of the company which employs the option holder, or to which the option holder is a director or consultant, all options vest immediately and may be exercised for 180 days (or, if earlier, to the end of the term). If an option holder's employment or term as a director or consultant is terminated without cause the option holder's options which are vested or which would otherwise have vested within the reasonable or contractual notice period may be exercised for 90 days (or, if earlier, to the end of the term). If an option holder's employment or term as a director or consultant is terminated by voluntary resignation, vested options may be exercised for 90 days (or, if earlier, to the end of the term) and unvested options are cancelled. If an option holder's employment or term as a director or consultant is terminated for cause, all options are immediately cancelled. Notwithstanding the foregoing, but subject to applicable securities laws, the Board of Directors may, in its discretion, permit the exercise of any or all options held by an option holder in the manner and on the terms authorized by the Board; provided that the Board may not authorize the exercise of an option beyond 10 years from the date of grant, excluding any automatic extension for an expiry date which falls in a blackout period.

        Options are non-transferable. The Board of Directors has the discretion to accelerate vesting and expiration of options in connection with a change of control of the company, a sale of all or substantially all of the assets of the company or a dissolution or liquidation of the company. The Board of Directors may further take such steps it deems equitable and appropriate to adjust the number of common shares that may be acquired on the exercise of any options or the exercise price in the event that the company effects a subdivision or consolidation of the common shares, any similar capital reorganization, payment of a stock dividend (other than in lieu of a cash dividend), or other change in capitalization of the company, or upon any amalgamation, continuation, reorganization involving the company, by exchange of common shares, by sale or lease of assets or otherwise, to preserve the proportionality of the rights and obligations of the option holders.

Restricted Share Unit Plan

        The RSUP is designed to retain certain employees of the company and its affiliates, allow them to participate in the long-term success of the company. The RSUP is meant to complement the stock option plan and allow the company to offer, through combinations of these equity-based incentive programs, optimal alignment of the interests of management and certain employees of the company and its affiliates to that of its shareholders.

        The RSUP provides for grants of RSUs to certain employees (each a "participant") of the company and its affiliates. In determining the number of RSUs to be granted, the Human Resources and Corporate Governance Committee may take into account such milestones and criteria it determines at the time of grant. An RSU is a right to receive a cash payment based on the value of a common share, subject to the vesting, forfeiture and other restrictions the Board of Directors may determine. RSUs are credited to an account in the name of the participant. If a dividend is paid on common shares, each participant's RSU account is credited with additional RSUs (a "dividend RSU") equal to a fraction where the numerator is the product of: (a) the number of RSUs credited to the participant on the date the dividends are paid, and (b) the dividend paid per common share, and the denominator is the closing price per common share on the TSX on the last trading day on which the common shares were traded preceding the date on which dividends are paid.

        Each RSU vests no later than December 31 of the third calendar year following the calendar year in respect of which the RSU is granted or such earlier date as is determined in our Board's discretion. RSUs are redeemed within 30 days following the vesting date (and no later than the December 31 date referenced above), by a cash payment to the participant equal to the number of vested RSUs multiplied by the closing price per common share on the TSX on the last trading day on which the common shares were traded preceding the vesting date. A dividend RSU vests on the same day as the RSU in respect of which it was granted and is redeemed by the company on the same date as the applicable RSU.

        If a participant dies, retires or his or her employment is terminated by the company without cause, or for disability or because of the sale of the company which employs the option holder, or to which the option holder is a director or consultant, then a pro rata portion of unvested RSUs credited to the participant will vest and be redeemed. If the employment of a participant is terminated by resignation of the participant or for cause, the participant forfeits all rights to unvested RSUs. The Board of Directors may accelerate the vesting of RSUs in connection with a change of control.

        RSUs are non-assignable. The Board of Directors determines which employees will be granted RSUs; the time or times when RSUs will be granted; the number of RSUs to be granted; and the date or dates on which RSUs will vest. The Human Resources and Corporate Governance Committee administers the RSUP.

        The Board may from time to time amend or suspend the RSUP in whole or in part and may at any time terminate the RSUP without prior notice. However, except as expressly set forth in the RSUP, no such amendment, suspension, or termination may adversely affect the RSUs previously granted to a participant without the consent of the affected participant.

Deferred Share Unit Plan

        Pursuant to the DSUP, independent directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash. A DSU is a right to receive a cash payment based on the value of a common share, credited by means of a book-keeping entry in the books of the company, to an account in the name of the independent director. At the end of the director's tenure as a member of the Board, the director is paid, in cash, the market value of the common shares represented by the DSUs.

QuickLinks

  Exhibit 99.1
NOTICE OF SPECIAL MEETING
TABLE OF CONTENTS
MANAGEMENT PROXY CIRCULAR
SUMMARY
THE MEETING
THE TRANSACTION
SUPPORT AGREEMENT
EXPENSE REIMBURSEMENT AGREEMENT
GUARANTEES
INDEMNITY AGREEMENT
DIVESTITURE AGREEMENT
THE ARRANGEMENT
THE OFFERS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
INFORMATION RESPECTING NEW HYDROGENICS
VOTING INFORMATION
INDEBTEDNESS OF DIRECTORS AND OFFICERS
LEGAL MATTERS
ADDITIONAL INFORMATION
APPROVAL OF DIRECTORS
CONSENT OF GENUITY CAPITAL MARKETS
GLOSSARY OF TERMS
APPENDIX "A" ARRANGEMENT RESOLUTION
APPENDIX "C" FAIRNESS OPINION OF GENUITY CAPITAL MARKETS
APPENDIX "D" UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF NEW HYDROGENICS
HYDROGENICS CORPORATION PRO FORMA CONSOLIDATED BALANCE SHEET (in thousands of US dollars) (unaudited) As at March 31, 2009
HYDROGENICS CORPORATION PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (in thousands of US dollars, except for per share amounts) (unaudited) For three months ended March 31, 2009
HYDROGENICS CORPORATION PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (continued) (in thousands of US dollars, except for per share amounts) (unaudited) For year ended December 31, 2008
HYDROGENICS CORPORATION NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited) March 31, 2008
APPENDIX "E" AUDITOR'S REPORT AND BALANCE SHEET OF NEW HYDROGENICS
7188501 CANADA INC. BALANCE SHEET As at June 22, 2009
NOTES TO BALANCE SHEET OF 7188501 CANADA INC. As at June 22, 2009
APPENDIX "F" PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1 INTERPRETATION
ARTICLE 2 THE ARRANGEMENT
ARTICLE 3 OUTSTANDING HYDROGENICS CERTIFICATES, ETC.
ARTICLE 4 AMENDMENTS
ARTICLE 5 GENERAL
APPENDIX "G" AMENDED HYDROGENICS SHARE INCENTIVE PLANS AND NEW HYDROGENICS SHARE INCENTIVE PLANS